



2006 ANNUAL REPORT & PROXY

P.E. 4-1-06

XILINX®
INC



new ideas



strong results



new markets







new ideas

Innovation has always been at the core of Xilinx culture and is best reflected in the success of our new products.

strong results

Xilinx achieved record revenues of $1.73 billion in fiscal 2006 and continues to benefit from a very stable and profitable business model.

new markets

Xilinx continues to execute on its strategy to expand the use of PLDs to new customers in new end markets throughout the world.

Financial Highlights

(In Thousands)	FY 2006	FY 2005	Change
Net Revenues	$ 1,726,250	$ 1,573,233	10%
Operating Income	$ 412,062	$ 372,040	11%
Net Income	$ 354,149	$ 312,723	13%
Cash and Investments	$ 1,601,213	$ 1,628,154	-2%
Net Revenues per Employee	$ 546	$ 530	3%
NET REVENUES BY END MARKETS			
(Percent of Total Net Revenues)			
Communications	49%	50%	
Storage and Servers	11%	14%	
Consumer, Automotive, Industrial and Other	40%	36%	
NET REVENUES BY GEOGRAPHY			
(Percent of Total Net Revenues)			
North America	41%	42%	
Europe	20%	21%	
Japan	15%	14%	
Asia Pacific / Rest of World	24%	23%	

To Our Stockholders, Customers and Employees

STRONG FINANCIAL RESULTS

Record Revenues

Fiscal 2006 was a solid year for Xilinx in many areas. We achieved record revenues of $1.73 billion in fiscal 2006, up from $1.57 billion in fiscal 2005, representing a year-over-year increase of 10%. Operating profit for the year grew 11% to $412 million, up from $372 million in fiscal 2005 and net income increased 13% to $354 million in fiscal 2006, up from $313 million in fiscal 2005. Gross margin for the fiscal year was within our corporate target at a healthy 61.9%.


Xilinx
Net Revenues
Dollars in Millions
1,700
1,360
1,020
680
340
0
2001
2002
2003
2004
2005
2006

As evidenced by our strong financial results, Xilinx continues to enjoy a stable and profitable business model. Cash flow from operations totaled $489 million in fiscal 2006, up from $275 million in fiscal 2005. During the fiscal year, we generated $422 million in free cash flow compared with $214 million in fiscal 2005 and we ended the year with $1.6 billion in cash and investments.

Solid cash flow generation enabled us to increase our quarterly dividend payment for the second year in a row by two cents to $0.09 per share beginning in the first quarter of fiscal 2007. Xilinx remains the only pure-play Programmable Logic Device (PLD) company to pay a dividend. We are also committed to our stock repurchase program and purchased 15 million shares of our stock in fiscal 2006 at a total cost of $400 million, an increase of 196% from $135 million spent in fiscal 2005. In February of this year, our Board of Directors approved an additional stock repurchase program of up to $600 million. The increase in our dividend and stock repurchase program reflects our ongoing commitment to return value to stockholders as well as confidence in our long-term growth prospects.

Market Segment Share Leadership

According to iSuppli, an independent market research firm, Xilinx outgrew the overall PLD industry in calendar year 2005, exiting the year with an estimated 50% PLD market segment share, up slightly from last year's segment share and up considerably from 38% segment share five years ago. According to independent market research firms, Xilinx has captured more segment share since 1999 than any other PLD company and we remain larger than all other PLD companies combined. We believe this is a result of our commitment to deliver world class PLD solutions to the market.

We are confident that our current product portfolio, broad-base of IP offerings and leading edge software solutions position us to capitalize on future growth opportunities enabling additional market segment share gains.[1]

NEW MARKETS

We are executing well on our strategy to expand the use of PLDs beyond our traditional end markets and we continue to enjoy growing acceptance of our products with new customers in new end markets throughout the world.


Consumer, Automotive,
Industrial & Other
40
30
20
10
0
FY
2001
2002
2003
2004
2005

Broad Customer Base

Due to the universal nature of PLDs, Xilinx has always had a broad base of customers. The widespread adoption of our solutions has enabled our customer base to increase steadily over the past five years and we now have more than 21,000 customers, up from 15,000 five years ago. Our products appeal to a diverse and stable base of customers across a broad range of geographies and end markets.

Growth in Asia Pacific Region

Our geographic diversification is best reflected by the growth of our revenues in the Asia Pacific region. In fiscal 2006, revenues from the Asia


CPLD Market
Segment Share
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006

Pacific/Rest of World region accounted for nearly 24% of Xilinx's total net revenues, up from 23% in fiscal 2005 and up from 8% five years ago.

To address the growing demand from countries in the Asia Pacific region such as China, Korea and India, we have taken steps to expand our presence abroad. In China, we invested in additional sales resources through an acquisition and currently have six sales offices in mainland China. We also established a sales office in Bangalore to better serve our customers in India. In addition, we increased our presence at our Asian headquarters in Singapore to provide better customer support through local customer service, supply chain and pricing management.

By increasing our commitment to the Asia Pacific market, we are reinforcing our industry leadership position and enhancing our ability to meet the high demand for programmable logic solutions across the region.

Growth in Consumer, Automotive, Industrial and Other End Markets

Xilinx continues to expand its serviceable market by delivering new technologies and more cost-effective products enabling additional design wins in new end markets.

Our success in penetrating these markets is evidenced by our growth in the consumer, automotive, industrial and other end markets. For fiscal 2006, revenues from products sold to customers within these markets grew approximately 21% over the previous year and represented approximately 40% of our total net revenues compared with 8% five years ago.

We expect to continue to benefit from a number of dynamics occurring in these markets including increased time to market pressure, proliferation of standards and strong demand for connectivity.

INNOVATION

Our solid financial performance and our success in diversification would not have been possible without our strong commitment to innovation, which has always been at the core of Xilinx culture. We believe that the constant pursuit of innovation ensures our long-term success and is best reflected in the success of our products.

Spartan™ Field Programmable Gate Arrays (FPGAs)

With $1.5 billion in cumulative revenues through fiscal 2006, the Spartan series represented 24% of Xilinx's total net revenues in fiscal 2006, up from 8% five years ago. Based on its industry-leading performance and low price points, the Spartan series has been broadly adopted in high-volume applications such as digital television, low-cost networking, automotive telematics and computer peripherals.

Our third 90nm Spartan family, Spartan-3E, began shipping in volume this year. The Spartan-3E family is significant in that it heralded a new phase in the FPGA industry where low-cost FPGA families are now tailored to address specific market needs rather than one size fits all. This family, for example, is optimized to deliver more logic per dollar than any other PLD.


Total Spartan
Family
25
20
15
10
5
0
FY
2001
2002
2003
2004
2005
200

Complex Programmable Logic Devices (CPLDs)

Fiscal 2006 marked the fifth consecutive year of market segment share gains for Xilinx in CPLDs. According to our internal estimates, Xilinx is currently the second largest supplier of CPLDs with over 28% segment share, up from 26% last year and up from 12% five years ago.

Our CPLD sales increased 10% in fiscal 2006 over the previous fiscal year and represented 9% of our total net revenues. The price, flexibility and feature advantages of our CPLDs are extremely compelling for cost-sensitive, advanced applications such as smart handsets, wireless headphones and GPS navigation systems.

Virtex™-4 FPGAs

For the high-end FPGA business, Xilinx has identified key areas for expansion beyond the traditional high-end FPGA market including embedded processing applications and high-performance digital signal processing (DSP) designs.

We believe that our Virtex-4 FPGAs deliver more options and higher performance using lower power than any other FPGA family shipping in volume today. The Virtex-4 family consists of three domain-optimized platforms: the LX, optimized for logic-intensive designs, the FX, optimized for serial connectivity and embedded processing, and the SX, optimized for high-performance DSP. The inclusion of embedded


Total Virtex Family
Cumulative Revenues
Dollars in Millions
$ 4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005
2006

processing cores, transceivers and DSP in our high-end PLDs has enabled us to capture incremental value that was previously supplied by standalone chips.

In the March quarter of fiscal 2006, our Virtex-4 family, with more than 100 technical innovations, generated more in sales than any other 90nm family in the FPGA industry. We continue to see strong design-win momentum for this family in a broad base of applications including wireless base stations, audio and video broadcast equipment, MRI machines, storage servers and avionics.

Our Virtex family has experienced continuing success since its introduction in 1998. Cumulative revenues from the Virtex series are greater than $4 billion, more than three times the revenues of competing silicon architectures, making Virtex the world's most popular FPGA family.

Virtex-5 FPGAs

In May of this year, we introduced our new Virtex-5 family of domain-optimized FPGAs, the PLD industry's first 65nm FPGAs. The Virtex-5 family represents the fifth generation in the award-winning Virtex product line for Xilinx.

Key innovations in process technology, architecture and product development methodology have led to substantial performance and density gains with the Virtex-5 family. Virtex-5 FPGAs have demonstrated speeds 30% faster, on average, over previous generation 90nm FPGAs as well as 65% increased capacity.

Virtex-5 FPGAs consist of four domain-optimized platforms: the LX, optimized for high performance logic, the LXT, optimized for high performance logic with serial connectivity, the SXT, optimized for high-performance DSP with serial connectivity and the FXT, optimized for embedded processing with serial connectivity. The Virtex-5 LX platform is currently shipping with each of the remaining platforms scheduled to roll out over the next eighteen months.

Given the inherent performance and flexibility advantages of our new Virtex-5 family and the Company's historical strength in the communications end market, Xilinx is poised to play a pivotal role with our customers in enabling the next wave of the Internet – the convergence of voice, video and data on the same network, widely known as "triple play."

We expect triple play to drive increased demand for high-performance platform FPGAs, given their adaptability to evolving consumer requirements, changing industry standards, time-to-market and cost pressures.[2]

Leading Edge Process Technology

Xilinx has a solid history of bringing leading-edge technology to market. Our sales leadership in 90nm process technology has translated into share gains at the end of fiscal 2006. Xilinx estimates that it has delivered 70% of 90nm PLD solutions to the marketplace.

Similarly, we have taken a lead in 65nm development by introducing the PLD industry's first 65nm FPGAs. This key accomplishment was the direct result of early collaboration with our strategic foundry partners, United Microelectronics Corporation and Toshiba Corporation. We expect this early lead on 65nm process technology to provide Xilinx with a competitive advantage as we enter fiscal 2007.[3]

LOOKING AHEAD

We are pleased with our fiscal year results and broader diversification as a result of our ongoing focus on innovation. We expect to continue to leverage innovation to expand our market opportunities in fiscal 2007. We exited the year with the strongest product portfolio in our history and we are seeing significant order momentum in our new products. We believe that our strong pursuit of untapped opportunities in the areas of DSP and embedded processing, coupled with our PLD leadership position, provide us with a solid foundation for growth going forward. We will remain focused on long-term revenue growth, end-market expansion and innovation.

As we look back on the accomplishments in fiscal 2006, we have to recognize the outstanding efforts of our employees. It is through their collective energy and vision that we achieve our success. We would also like to acknowledge our customers, partners, suppliers and stockholders for their continued support. Thank you all for making fiscal 2006 a very good year for Xilinx.



Willem P. Roelandts
President, Chief Executive Officer and Chairman of the Board of Directors

1 This is a forward-looking statement and is subject to risks and uncertainties including customer acceptance of our new products, our ability to introduce new products to the market in a timely manner and other risk factors listed in the attached Form 10-K.

2 This is a forward-looking statement and is subject to risks and uncertainties including customer preference for PLDs versus alternatives such as ASICs or ASSPs, the success of triple play applications in the market and other risk factors listed in the attached Form 10-K.

3 This is a forward-looking statement and is subject to risks and uncertainties including the ability to successfully introduce new products to the market, the ability to successfully manage two foundry relationships and other risk factors listed in the attached Form 10-K.

Xilinx

2006 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended April 1, 2006.

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to .

Commission File Number 0-18548


XILINX®


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2006
WASH, D.C.
185
SECTION

Xilinx, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0188631**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
2100 Logic Drive, San Jose, CA	**95124**
(Address of principal executive offices)	(Zip Code)

(408) 559-7778
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing sale price of the common stock on October 1, 2005 as reported on the NASDAQ National Market was approximately $6,496,729,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At May 18, 2006, the registrant had 343,496,542 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on July 26, 2006 are incorporated by reference into Part III of this Annual Report on Form 10-K.

XILINX, INC.
Form 10-K
For the Fiscal Year Ended April 1, 2006

TABLE OF CONTENTS

XILINX 2006 FORM 10-K

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Annual Report include, among others, those in Items 1. "Business" and 3. "Legal Proceedings" concerning our development efforts, strategy, new product introductions, backlog and litigation. These statements involve numerous known and unknown risks and uncertainties including those discussed throughout this document as well as in Item 1A. "Risk Factors." Forward-looking statements can often be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" or other similar words. We disclaim any responsibility to update any forward-looking statement provided in this document.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets complete programmable logic solutions, including advanced integrated circuits (ICs), software design tools, predefined system functions delivered as intellectual property (IP) cores, design services, customer training, field engineering and technical support. The programmable logic devices (PLDs) include field programmable gate arrays (FPGAs) and complex programmable logic devices (CPLDs). These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in the communications, storage, server, consumer, automotive, industrial and other markets. We sell our products globally through independent domestic and foreign distributors and through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and by a direct sales management organization.

Xilinx was founded and incorporated in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is www.xilinx.com.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Xilinx develops PLDs, a type of logic device. Alternatives to PLDs include custom gate arrays, application specific integrated circuits (ASICs) and application specific standard products (ASSPs). These devices all compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in pricing, product performance, reliability, power consumption, density, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

PLDs have a primary advantage over custom gate arrays, ASICs and ASSPs in that they enable faster time-to-market with shorter design cycles. Users of PLDs can program their design directly into the PLD, using software, thereby allowing users to revise their designs relatively quickly with lower development costs. Since PLDs are programmable, they typically have a larger die size resulting in higher costs per unit compared to custom gate arrays, ASICs and ASSPs, which are customized with a fixed function during wafer fabrication. Custom gate arrays, ASICs and ASSPs, however, generally require longer fabrication lead times and higher up-front costs than PLDs.

PLDs are standard components. This means that the same device type can be sold to many different users for many different applications. As a result, the development cost of PLDs can be spread over a large number of users. Custom gate arrays, ASICs and ASSPs, on the other hand, are custom chips for an individual user for use in a specific application. This involves a high up-front cost to users. Technology advances are enabling PLD companies to reduce costs considerably, making PLDs an increasingly attractive alternative to custom gate arrays, ASICs and ASSPs.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• 3G/4G Cellular Base Stations • WiMAX
	Wireline	• Metro Area Networks • FTTx-Passive Optical Networks • DSL Modems
	Networking	• Multi-Service Provisioning Platform (MSPP) • Switches • Routers
Storage and Servers	Storage	• Security and Encryption • Network Attached Storage
	Servers	• High End Servers • Computer Peripherals
	Office Automation	• Copiers • Printers
Consumer, Automotive, Industrial and Other	Consumer	• Video Display Systems, Televisions-LCD/PDP • Digital Video Recorders/Set Top Boxes/IPTV • Smart Handhelds
	Industrial, Scientific and Medical	• Factory Automation • Medical Imaging • Test and Measurement Equipment
	Audio Video Broadcast	• Cable Head-end Systems • Production Switchers • Cameras
	Automotive	• Multimedia Systems • GPS Navigation Systems • Voice Recognition
	Defense and Aerospace	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications

Products

Integral to the future success of our business is the timely introduction of new products that address customer requirements and compete effectively with respect to price, functionality and performance. Software design tools, IP cores, technical support and design services are also critical components that enable our customers to implement their design specifications into our PLDs. Altogether, these products form a comprehensive programmable logic solution. A brief overview of these products follows. Our product families mentioned in the table below are not all-inclusive but they comprise the majority of our revenues. They are our newest product families and are currently being designed into our customers' next generation products. Some of our more mature product families have been excluded from the table although they continue to generate revenues. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

FPGAs	Date Introduced	Densities	Process Technology	Voltage
Virtex™-5	May 2006	31K to 330K Logic Cells	65nm	1.0v
Virtex-4	June 2004	12K to 200K Logic Cells	90nm	1.2v
Virtex-II Pro	March 2002	3K to 99K Logic Cells	130nm	1.5v
Virtex-II	January 2001	576 to 104K Logic Cells	150nm	1.5v
Virtex-E	September 1999	1.7K to 73K Logic Cells	180nm	1.8v
Spartan™-3E	March 2005	2.2K to 33.2K Logic Cells	90nm	1.2v
Spartan-3	April 2003	1.7K to 74.9K Logic Cells	90nm	1.2v
Spartan-IIE	November 2001	1.7K to 15.6K Logic Cells	150nm	1.8v
Spartan-II	January 2000	432 to 5.3K Logic Cells	180nm	2.5v

CPLDs	Date Introduced	Densities	Process Technology	Voltage
CoolRunner™-II	January 2002	32 to 512 Macrocells	180nm	1.8v
CoolRunner	August 1999	32 to 512 Macrocells	350nm	3.3v
XC9500XL	September 1998	36 to 288 Macrocells	350nm	3.3v

Virtex FPGAs

The Virtex-5 FPGA family is the latest generation Virtex family and the PLD industry's first product family manufactured using 65-nanometer (nm) process technology. The Virtex-5 family consists of four platforms: LX for high-performance logic, LXT for high-performance logic with serial connectivity, SXT for high-performance digital signal processing (DSP) with serial connectivity and FXT for embedded processing with serial connectivity. Currently, Xilinx is shipping the Virtex-5 LX platform, with each of the remaining platforms scheduled to roll out over the next 18 months. Compared to previous 90-nanometer Virtex family products, this product family offers increased performance, density and features, while reducing dynamic power consumption.

The 17 device Virtex-4 FPGA family consists of three platforms: LX, SX and FX. Virtex-4 LX FPGAs are optimized for logic-intensive designs, Virtex-4 SX FPGAs are optimized for high-performance DSP, and Virtex-4 FX FPGAs are optimized for serial connectivity and embedded processing. These platforms enable customers to select the optimal mix of resources for their particular application. Virtex-4 devices are produced on 90-nanometer process technology manufactured on 300 millimeter (mm) wafers.

The Virtex-II Pro Platform FPGAs are nine devices that feature IBM PowerPC™ processor blocks, multi-gigabit transceivers and embedded memory. These FPGAs are supported by Xilinx software design tools. Virtex-II Pro devices are manufactured on 300mm wafers using 130-nanometer copper process technology.

The Virtex-II Pro solution enables ultra-high bandwidth system-on-a-chip (SoC) designs that were previously the exclusive domain of custom ASICs.

The Virtex-II FPGA family is a complete platform for programmable logic that allows digital system designers to rapidly implement a single-chip solution. The Virtex-II FPGA family consists of 11 devices, all utilizing 150-nanometer process technology on 300mm wafers.

The Virtex-E FPGA family consists of 11 devices and is manufactured on 180-nanometer process technology. The original Virtex FPGA family, introduced in October 1998, includes nine 2.5-volt Virtex devices that are currently in production on 220-nanometer process technology with densities ranging from 1,728 to 27,648 logic cells.

Spartan FPGAs

The Spartan-3 FPGA family was the first PLD family shipping on 90-nanometer copper process technology. This family consists of eight devices that are programmable alternatives to ASICs.

The Spartan-3E FPGA family, also shipping on 90-nanometer copper process technology, consists of five devices and is complementary to Spartan-3. Ranging from 2,160 to 33,192 logic cells, the Spartan-3E family delivers the lowest cost per logic cell. The Spartan-3E family is optimized for gate centric designs while the Spartan-3 family is optimized for input/output (I/O) centric designs. Both Spartan-3 and Spartan-3E families address cost-sensitive, high-volume applications.

The Spartan-IIE family consists of seven devices and is manufactured on 150-nanometer process technology. The Spartan-II family has seven devices shipping on 180-nanometer process technology.

The Spartan-XL family consists of five devices with up to 1,862 logic cells on 250-nanometer process technology operating at 3.3 volts. The original Spartan family was introduced in 1998. It has five devices shipping with densities up to 1,862 logic cells on 350-nanometer process technology operating at 3.5 volts.

EasyPath FPGAs

EasyPath™ FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, conversion engineering effort or the additional time required to move to an ASIC. EasyPath FPGAs are available for the higher density devices of the Virtex-II and Virtex-II Pro families. EasyPath FPGAs will also be available for the higher densities of the Virtex-4 and Virtex-5 families. Customers purchasing EasyPath FPGAs must meet certain minimum order requirements and pay a custom test generation charge.

CPLDs

The XC9500, XC9500XL and XC9500XV product families offer low cost, high speed and in-system programmability for 5.0-volt, 3.3-volt and 2.5-volt systems, respectively.

The CoolRunner family lines were the first CPLD products to combine very low power consumption with high density and high I/O counts in a single device. This family has six devices shipping on 350-nanometer process technology.

The CoolRunner-II family is a next-generation family with six devices shipping on 180-nanometer process technology. CoolRunner-II CPLDs combine the advantages of ultra low power consumption with the benefits of high performance and low cost. While CoolRunner-II is suitable for a wide variety of end markets and applications, the ultra low power consumption of these devices make them ideal for use in the growing portable consumer electronics marketplace.

Support Products

Software Solutions

We offer complete software solutions that enable customers to implement their design specifications into our PLDs. These software design tools combine a powerful technology with a flexible, easy-to-use graphical interface to help achieve the best possible designs within each customer's project schedule, regardless of the designer's experience level. Our software design tools operate on personal computers running Microsoft Windows 2000, XP and Linux operating systems, and on workstations from Sun Microsystems running Solaris.

The Xilinx ISE™ (Integrated Software Environment) family fits a wide range of customer needs. ISE also integrates with a wide range of third-party electronic design automation (EDA) software offerings and point-tool solutions to deliver the most flexible design environment available.

All Xilinx FPGA and CPLD device families are supported by ISE, including the newest Virtex-5, Spartan-3E and CoolRunner-II device families.

IP Cores

We also offer IP cores for commonly used complex functions. LogiCORE™ products, which are developed and supported by Xilinx, together with AllianceCORE™ IP cores from third-party participants, enable customers to shorten development time, reduce design risk and obtain superior performance for their designs. LogiCORE products include solutions for designers building products in the areas of DSP, network line cards and backplanes, PCI Express™ and advanced switching, RapidIO, ethernet, and embedded processing with both PowerPC processor and MicroBlaze™, a 32-bit soft processor core. Xilinx also offers a CORE Generator™ system which allows customers to implement various IP cores into our PLDs with predictable and repeatable performance and a System Generator™ for DSP tool which allows system architects to quickly model and implement DSP functions, and features an interface to third-party system level DSP design tools.

Configuration Solutions

Through our Configuration Solutions Group, Xilinx offers a range of one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. The PlatformFlash PROM (programmable read only memory) family is our newest offering. This family ranges in density from 1 to 32 megabits and offers full in-system programmability at the lowest cost per megabit of any Xilinx configuration solution. Older solutions include our XC1700 family (one-time programmable with density up to 16 megabits), and the XC1800 family (in-system programmable with density up to 4 megabits). Our PROM solutions support all of our FPGA devices.

Global Services

To extend our customers' technical capabilities and shorten their design times, we offer a portfolio of global services, which includes education, design and support services. In addition, we offer a personalized online technical resource, www.mysupport.xilinx.com.

Please see information under the caption "Results of Operations—Net Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our classes of products.

Research and Development

Our research and development activities are primarily directed towards the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of IP cores of logic and the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance and signal integrity improvements and lowering power consumption. As a result of our research and development efforts, we have introduced a number of new products during the past years including the Virtex-5 and Virtex-4 series of FPGAs, and the Spartan-3 and Spartan-3E FPGA series.

Additionally, we have made major enhancements to our IP core offerings and introduced new versions of our ISE software. To support embedded processing and DSP design on our platform FPGA devices, the Platform Studio tool suite and System Generator for DSP have been further enhanced. We extended our collaboration with our foundry suppliers in the development of 90- and 65-nanometer complementary metal oxide semiconductor (CMOS) manufacturing technology and we are the first company in the PLD industry to ship 65-nanometer devices.

Our research and development challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2006, 2005 and 2004, our research and development expenses were $326.1 million, $307.4 million and $247.6 million, respectively. We believe technical leadership and innovation are essential to our future success and we are committed to continuing a significant level of research and development effort. However, there can be no assurance that any of our research and development efforts will be successful, timely or cost-effective.

Acquisition

In January 2006, Xilinx completed the acquisition of AccelChip, Inc. (AccelChip), a privately-held company that provides MATLAB[R] synthesis software tools for designing DSP systems. The total purchase price for AccelChip was $19.6 million in cash, including $436 thousand of acquisition-related costs.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

We use a dedicated global sales and marketing organization as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often addressing those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor managed inventory, value added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sale opportunity, a local distributor will process and fulfill the majority of all customer orders. In such situations, distributors are the legal sellers of the products and as such they bear all risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage and theft, as well as foreign currency fluctuations.

In accordance with our distribution agreements and industry practice, we have granted the distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price concessions for unsold product in the case of a subsequent decrease in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the distributor's end customer.

Avnet, Inc. (Avnet) distributes the substantial majority of our products worldwide. No end customer accounted for more than 10% of our net revenues in fiscal 2006, 2005 or 2004. On April 26, 2005, two of the Company's distributors, Avnet and the Memec Group (Memec), announced that they had reached a definitive agreement for Avnet to acquire Memec. On July 5, 2005, Avnet announced that it had completed its acquisition of Memec. As of April 1, 2006 and April 2, 2005, the combined Avnet/Memec entity accounted for 78% and 88% of the Company's total accounts receivable, respectively. Had this acquisition been completed for all periods presented, resale of product through this combined entity would have accounted for 70%, 76% and 78% of the Company's worldwide net revenues in fiscal 2006, 2005 and 2004, respectively. We also use other regional distributors throughout the world. From time to time, we may add or terminate distributors in specific geographies, as we deem appropriate given the level of business and their performance. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by custom gate arrays, and they simplify the requirements for distributor technical support. See Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about concentrations of credit risk. Please also see Note 12 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for financial information about our revenues from external customers and domestic and international operations.

Backlog

As of April 1, 2006, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $223.0 million. As of April 2, 2005, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $157.0 million. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, backlogs from both OEM customers and end customers reported by our distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our products. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Toshiba Corporation (Toshiba) and Seiko Epson Corporation (Seiko). Currently, UMC manufactures the substantial majority of our wafers. Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by our periodic negotiations with the wafer foundries.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of leading-edge process technologies. As a result, we have entered into agreements with UMC, Toshiba and Seiko as discussed below.

In September 1995, we entered into a joint venture with UMC and other parties to construct a wafer fabrication facility in Taiwan, known as United Silicon Inc. (USIC) (see Note 3 to our consolidated financial statements in Item 8. "Financial Statements and Supplementary Data"). In January 2000, as a result of the merger of USIC into UMC, our equity position in USIC was converted into shares of UMC, which are publicly traded on the Taiwan Stock Exchange. We retain monthly guaranteed wafer capacity rights in UMC as long as we retain a certain percentage of our original UMC shares.

In fiscal 1997, we signed a wafer purchasing agreement with Seiko that was amended in fiscal 1998, 1999 and 2000. Seiko manufactures wafers for our older, more mature product lines.

In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company would pay Toshiba a total of $100.0 million in two equal installments for advance payment of silicon wafers produced under the agreement. The entire advance payment of $100.0 million is being reduced by wafer purchases from Toshiba and any unused portion is fully refundable in December 2006 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced. The balance of the advance payment remaining was $72.3 million at April 1, 2006.

Sort, Assembly and Test

Wafers purchased are sorted by the foundry, independent sort subcontractors, or by Xilinx. Sorted wafers are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are tested by Xilinx personnel at our San Jose, California, Dublin, Ireland or Singapore facilities or by independent test subcontractors. We purchase most of our assembly and some of our testing services from Siliconware Precision Industries Ltd. (SPIL) in Taiwan and from Amkor Technology, Inc. in Korea and the Philippines.

Quality Certification

Xilinx achieved ISO 9001 quality certification in 1995 in San Jose, California, in 2001 in Dublin, Ireland and in 2004 in Longmont, Colorado, the main site for our software development efforts. In addition, Xilinx achieved ISO 14001, TL 9000 and TS 16949 environmental and quality certifications in the San Jose and Dublin locations and TL 9000 and TS 16949 quality certifications in Singapore.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. As of April 1, 2006, we held 1,292 issued United States patents, which vary in duration, relating to our products. We maintain an active program of filing for additional patents in the areas of, but not limited to, software, IC architecture, system design, testing methodologies and other technologies relating to PLDs. We intend to vigorously protect our intellectual property. We believe that failure to enforce our intellectual property rights (for example, patents, copyrights and trademarks) or to effectively protect our trade secrets could have an adverse effect on our financial condition and results of operations. In the future, we may incur litigation expenses to enforce our intellectual property rights against third parties. However, any such litigation may not be successful.

We have acquired various software licenses that permit us to grant sublicenses to our customers for certain third party software programs licensed with our software design tools. In addition, we have licensed certain software for internal use in product design. We are also licensed under certain third party patents and have provided some third parties licenses under Company patents.

Employees

As of April 1, 2006, we had 3,295 employees compared to 3,050 at the end of the prior fiscal year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Executive Officers of the Registrant

Certain information regarding each of Xilinx's executive officers is set forth below:

Name	Age	Position
Willem P. Roelandts	61	President, Chief Executive Officer and Chairman of the Board of Directors
Kris Chellam	55	Senior Vice President, Corporate and Enterprise Services
Thomas R. Lavelle	56	Vice President, General Counsel and Secretary
Patrick W. Little	43	Vice President, Worldwide Sales and Services
Jon A. Olson	52	Vice President, Finance and Chief Financial Officer
Boon C. Ooi	52	Vice President, Worldwide Operations
Richard W. Sevcik	58	Executive Vice President and General Manager and a Director
Sandeep S. Vij	40	Vice President, Worldwide Marketing

There are no family relationships among the executive officers of the Company or the Board of Directors.

Willem P. "Wim" Roelandts joined the Company in January 1996 as Chief Executive Officer and a member of the Company's Board of Directors. In April 1996, Mr. Roelandts was appointed to the additional position of President of the Company and assumed the role of Chairman of the Board of Directors on August 7, 2003 upon the retirement of Bernard V. Vonderschmitt. Prior to joining the Company, he served at Hewlett-Packard Company as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts also serves as a director of Applied Materials, Inc.

Kris Chellam joined the Company in July 1998 as Senior Vice President, Finance and Chief Financial Officer. Mr. Chellam was appointed Senior Vice President, Corporate and Enterprise Services in June 2005. He has overall responsibility for business and strategy development, information technology, real estate and Xilinx's Asia Pacific regional headquarters in Singapore. Prior to joining the Company, he served at Atmel Corporation as Senior Vice President and General Manager of a product group from March to July 1998 and as Vice President, Finance and Administration, and Chief Financial Officer from September 1991 through March 1998. Mr. Chellam also serves as a director of At Road Inc.

Thomas R. Lavelle joined the Company in August 1999 as Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Lavelle spent more than 15 years at Intel Corporation serving in a variety of positions, including group counsel for a number of Intel organizations. From 1992 to 1993, Mr. Lavelle served as Vice President and General Counsel for NeXT Inc.

Patrick W. Little joined the Company in March 2003 as Vice President and General Manager and was promoted in March 2005 to Vice President of Worldwide Sales. Mr. Little was further promoted to his current position of Vice President, Worldwide Sales and Services in December 2005. From September 1999 to March 2003, he served as President and CEO of Believe, Inc. Mr. Little served as Executive Vice President of Sales and Marketing at Rendition, Inc. from March 1998 to September 1999. He was General Manager of the Audio Business Division of Diamond Multimedia Systems, Inc., and held various senior management positions at Trident Microsystems, Inc. and Opti, Inc., from 1992 to 1998.

Jon A. Olson joined the Company in June 2005 as Vice President, Finance and Chief Financial Officer. He has overall responsibility for worldwide finance, tax, treasury and investor relations and administrative responsibility for internal audit. Prior to joining the Company, Mr. Olson spent more than 25 years at Intel Corporation serving in a variety of positions, including Vice President, Finance and Enterprise Services, Director of Finance.

Boon C. Ooi joined the Company in November 2003 as Vice President, Worldwide Operations. He has overall responsibility for worldwide manufacturing, testing and package development for Xilinx programmable logic devices. Mr. Ooi also oversees strategic management of the Company's semiconductor foundry and packaging suppliers. Prior to joining the Company, Mr. Ooi spent more than 25 years at Intel Corporation serving in a variety of positions, including Vice President of the Corporate Technology Group and Director of Operations.

Richard W. Sevcik joined the Company in April 1997 as Senior Vice President and General Manager. He was elected to the Board of Directors of the Company in 2000. Mr. Sevcik assumed his current position of Executive Vice President and General Manager in January 2004. Prior to joining the Company, Mr. Sevcik worked at Hewlett-Packard Company for ten years where, from 1994 through 1996, he served as Group General Manager of its Systems Technology Group and oversaw five divisions involved with product development for servers, workstations, operating systems, microprocessors, networking and security. In 1995, he was named Vice President at Hewlett-Packard. Mr. Sevcik resigned from the Board of Directors of the Company effective April 13, 2006 and retired from the Company effective May 15, 2006.

Sandeep S. Vij joined the Company in April 1996 as Director, FPGA Marketing and was promoted to Vice President, Marketing and General Manager in October 1996. Mr. Vij assumed his current position of Vice President, Worldwide Marketing in July 2001. From 1990 until April 1996, he served at Altera Corporation in a variety of marketing roles. Mr. Vij also serves as a director of Coherent Inc.

Additional Information

Our Internet address is *www.xilinx.com*. We make available, via a link through our investor relations website located at *www.investor.xilinx.com*, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). All such filings on our investor relations website are available free of charge. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at

1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at *http://www.sec.gov*. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Additional information required by this Item 1. is incorporated by reference to the section captioned "Net Revenues—Net Revenues by Geography" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and to Note 12 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

The semiconductor industry is characterized by rapid technological change, intense competition and cyclical market patterns which contribute to create factors that may affect our future operating results including:

Market Demand

- increased dependence on turns orders (orders received and shipped within the same fiscal quarter);
- limited visibility of demand for products, especially new products;
- reduced capital spending by our customers;
- weaker demand for our products or those of our customers due to a prolonged period of economic uncertainty;
- excess inventory at Xilinx and within the supply chain including overbuilding of OEM products;
- additional excess and obsolete inventories and corresponding write-downs due to a significant deterioration in demand;
- inability to manufacture sufficient quantities of a given product in a timely manner;
- inability to obtain manufacturing or test and assembly capacity in sufficient volume;
- inability to predict the success of our customers' products in their markets;
- an unexpected increase in demand resulting in longer lead times that causes delays in customer production schedules;
- dependence on the health of the end markets and customers we serve;

Competitive Environment

- price and product competition, which can change rapidly due to technological innovation;
- major customers converting to ASIC or ASSP designs from Xilinx PLDs;
- faster than normal erosion of average selling prices;
- timely introduction of new products and ability to manufacture in sufficient quantities at introduction;

Technology

- lower gross margins due to product mix shifts and reduced manufacturing efficiency;
- failure to retain or attract specialized technical/management personnel;
- timely introduction of advanced manufacturing technologies;
- ability to safeguard the Company's products from competitors by means of patents and other intellectual property protections;
- impact of new technologies which result in rapid escalation of demand for some products in the face of equally steep declines in demand for others;
- ability to successfully manage multiple foundry relationships;

Other

- changes in accounting pronouncements;
- dependence on distributors to generate sales and process customer orders;
- disruption in sales generation, order processing and logistics if a distributor materially defaults on a contract;
- impact of changes to current export/import laws and regulations;
- volatility of the securities market, particularly as it relates to the technology sector and our investment in UMC;
- unexpected product quality issues;
- global events impacting the world economy or specific regions of the world;
- increase in the cost of natural resources;
- parts shortages at our suppliers;
- failure of information systems impacting financial reporting;
- catastrophes that impact the ability of our supply chain to operate or deliver product; and
- higher costs associated with multiple foundry relationships.

We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results, including those described in this report, are much less reliable predictors of the future than with companies in many older, more stable and mature industries. Based on the factors noted herein, we may experience substantial fluctuations in future operating results.

Our results of operations are impacted by global economic and political conditions, dependence on new products, dependence on independent manufacturers and subcontractors, competition, intellectual property, potential new accounting pronouncements, Sarbanes-Oxley Section 404 compliance and litigation, each of which is discussed in greater detail below.

Potential Effect of Global Economic and Political Conditions

Sales and operations outside of the United States subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business and by changes in foreign currency exchange rates affecting those countries. For example, we have sales and operations in the Asia Pacific region, Japan and Europe. Past economic weakness in these markets adversely affected revenues, and such conditions may occur in the future. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign currency denominated costs, assets and liabilities. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

Our financial condition and results of operations are increasingly dependent on the global economy. Any instability in worldwide economic environments occasioned for example, by political instability or terrorist activity could impact economic activity and could lead to a contraction of capital spending by our customers. Additional risks to us include U.S. military actions, changes in U.S. government spending on military and defense activities impacting defense-associated sales, economic sanctions imposed by the U.S. government, government regulation of exports, imposition of tariffs and other potential trade barriers, reduced protection for intellectual property rights in some countries and generally longer receivable collection periods. Moreover, our financial condition and results of operations could be affected in the event of political conflicts or economic crises in countries where our main wafer providers, end customers and contract manufacturers who provide assembly and test services worldwide, are located.

Dependence on New Products

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

- timely completion of new product designs;
- ability to generate new design opportunities (design wins);
- availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
- ability to utilize advanced manufacturing process technologies to circuit geometries on 65 nanometers and smaller;
- achieving acceptable yields;
- ability to obtain adequate production capacity from our wafer foundries and assembly subcontractors;
- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP cores of logic;
- industry acceptance; and
- successful deployment of electronic systems by our customers.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future, which is normal for our product life cycles. As a result, we will be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

Dependence on Independent Manufacturers and Subcontractors

During fiscal 2006, nearly all of our wafers were manufactured in Taiwan by UMC and in Japan by Toshiba and Seiko. Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC to produce wafers with competitive performance and cost attributes, which include transitioning to advanced manufacturing process technologies and increased wafer sizes, producing wafers at acceptable yields, and delivering them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies. In addition, greater demand for wafers produced by the foundries without an offsetting increase in foundry capacity, raises the likelihood of potential wafer price increases.

UMC's foundries in Taiwan and Toshiba's and Seiko's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past. Should there be a major earthquake in our suppliers' or our operating locations in the future, our operations, including our manufacturing activities, may be disrupted. This type of disruption could result in our inability to ship products in a timely manner, thereby materially adversely affecting our financial condition and results of operations. Additionally, disruption of operations at these foundries for any reason, including other natural disasters such as fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, test and shipment services. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely delivery, unavailability of or disruption in assembly, test or shipment services, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our ability to meet customer demand reducing net sales and negatively impacting our financial condition and results of operations.

Competition

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation (Altera) and Lattice Semiconductor Corporation, from the ASIC market, which has been ongoing since the inception of FPGAs, and from new companies that may enter the traditional programmable logic market segment. We believe that important competitive factors in the logic industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- functionality of predefined IP cores of logic;
- inventory management;
- access to leading-edge process technology; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued price reductions proportionate with our ability to lower the cost for established products. However, we may not be successful in achieving these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to enter the PLD segment. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to the market segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in the PLD market segment.

We could also face competition from our licensees. We have granted limited rights to other companies with respect to certain of our older technology which may enable them to manufacture and market products which may be competitive with some of our older products.

In conjunction with Xilinx's settlement of the patent litigation with Altera in July 2001, both companies entered into a royalty-free patent cross license agreement for many of each company's patents through July 2006.

Intellectual Property

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot provide assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may assert infringement claims against us in the future; assertions by third parties may result in costly litigation and we may not prevail in such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of its outcome, could result in substantial costs and diversion of our resources. Any infringement claim or other litigation against us or by us could materially adversely affect our financial condition and results of operations.

Potential Effect of New Accounting Pronouncements

There may be potential new accounting pronouncements or regulatory rulings, which may have an impact on our future financial condition and results of operations. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment." (SFAS 123(R)). SFAS 123(R) eliminates our ability to account for share-based compensation transactions using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and will instead require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. The Company will implement the standard for the fiscal year beginning April 2, 2006. The adoption of SFAS 123(R) will have a material impact on our results of operations.

See Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about recent accounting pronouncements.

Sarbanes-Oxley Section 404 Compliance

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, our internal control effectiveness may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Litigation

We are currently involved in several legal matters. See Item 3. "Legal Proceedings."

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, research and development and manufacturing and testing groups, are located in San Jose, California. This main site consists of adjacent buildings providing 588,000 square feet of space, which we own. In February 2000, we purchased 87 acres of land in South San Jose near our corporate facility. At present, we do not have any plans for development of this land. Effective in January 2006, we began leasing a 106,000 square foot office facility in San Jose due to space constraints in our main facility.

In addition, we own a 228,000 square foot facility in the metropolitan area of Dublin, Ireland which serves as our regional headquarters in Europe. The Irish facility is primarily used for manufacturing and testing of our products, support for our customers and sales offices in Europe, research and development, and information technology (IT) support.

In April 2004, we entered into a sublease on a 15,000 square foot facility in Singapore, which serves as our Asia Pacific regional headquarters. Subsequent to this sublease, in late 2004 and in 2005, we subleased an additional 15,000 square feet of office space and test floor area in the same facility. The Singapore facility is primarily used for manufacturing and testing of our products, support for our customers and sales offices in Asia Pacific/Japan, and coordination and management of certain third parties in our supply chain. In early November 2005, Xilinx announced a $40.0 million investment in a new building in Singapore. Construction commenced on schedule in late November 2005 and the project is expected to be completed in June 2007. Once completed, the new building is expected to have 222,000 square feet of available space.

We also own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of research and development, manufacturing and quality control. In addition, we also own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is being partially leased to tenants under short-term lease agreements and partially used by the Company.

We own a 45,000 square foot facility in Albuquerque, New Mexico which is used for the development of our CoolRunner CPLD product families as well as IP cores. We lease office facilities for our engineering design centers in Minneapolis, Minnesota, Austin, Texas, Grenoble, France and Edinburgh, Scotland.

We also lease sales offices in various locations throughout North America, which include the metropolitan areas of Chicago, Dallas, Denver, Los Angeles, Nashua, Ottawa, Raleigh, San Diego, San Jose and Toronto as well as international sales offices located in the metropolitan areas of Brussels, Helsinki, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Internal Revenue Service

The Internal Revenue Service (IRS) audited and issued proposed adjustments to the Company for fiscal 1996 through 2001. The Company filed petitions with the U.S. Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. The Company filed a Tax Court petition with respect to fiscal 1996 through 1998 on March 26, 2001, with respect to fiscal 1999 on January 14, 2002 and with respect to fiscal 2000 on January 16, 2003. In addition, the IRS proposed adjustments to the Company's net operating loss for fiscal 2001. To date, all issues have been settled with the IRS except as described in the following paragraph.

On August 30, 2005, the U.S. Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The U.S. Tax Court agreed with the Company that no amount for stock options is to be included in the cost sharing agreement. The U.S. Tax Court determined that the Company has no tax, interest, or penalties due for this issue. The decision documents are expected to be filed, jointly by the Company and the IRS, with the Tax Court. After the Tax Court enters the decision, the IRS will have 90 days within which to appeal the decision to the Ninth Circuit Court of Appeals.

Other than as stated above, we know of no legal proceedings contemplated by any governmental authority or agency against the Company.

Patent Litigation

On October 17, 2005, a patent infringement lawsuit was filed by Lizy K. John (John) against Xilinx, Inc. in the U.S. District Court for the Eastern District of Texas, Marshall Division (the Court). John seeks an injunction, unspecified damages and attorneys' fees. The Company filed its answer on January 2, 2006, denying John's allegations and alleging that the John patent is invalid and unenforceable because of inequitable conduct and failure to disclose information that was material to the prosecution of the John patent. John filed her reply on January 20, 2006. On May 8, 2006, the Court issued a Notice of Scheduling Conference, Proposed Deadlines for Docket Control Order and Discovery Order (the Order). The Order sets the scheduling conference on June 6, 2006, the claim construction hearing on March 22, 2007, the pretrial conference on August 30, 2007 and jury selection to commence on September 4, 2007. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, distribution arrangements and employee relations matters. Periodically, we review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise estimates.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ National Market under the symbol XLNX. As of May 1, 2006, there were approximately 1,168 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 150,000.

The following table sets forth the high and low closing sale prices, for the periods indicated, for our common stock as reported by the NASDAQ National Market:

	Fiscal 2006		Fiscal 2005	
	High	Low	High	Low
First Quarter	$29.96	$25.48	$40.22	$31.53
Second Quarter	29.09	25.68	31.53	25.44
Third Quarter	28.14	21.94	32.95	26.68
Fourth Quarter	29.79	24.92	31.92	26.29

In each quarter of fiscal 2006, we paid a cash dividend of $0.07 per common share, for a total of $0.28 per common share for the year ($0.05 each quarter during fiscal 2005 for a total of $0.20 for the year).

On April 25, 2006, our Board of Directors approved an increase to our quarterly common stock dividend from $0.07 per share to $0.09 per share, which is payable on May 31, 2006 to stockholders of record at the close of business on May 10, 2006.

Issuer Purchases of Equity Securities

The following table summarizes the Company's repurchase of its common stock during the fourth fiscal quarter of 2006. See Note 10 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data" for information regarding our stock repurchase plans.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
	(In thousands, except per share amounts)			
January 1 to February 4, 2006	645	$27.15	645	$181,366
February 5 to March 4, 2006	2,735	$27.15	2,735	$107,112
March 5 to April 1, 2006	1,223	$27.15	1,223	$ 73,888
Total for the Quarter	4,603	$27.15	4,603	

On April 21, 2005, we announced a repurchase program of up to $350.0 million of our common stock. On February 13, 2006, we announced a further repurchase program of up to an additional $600.0 million of our common stock. During the fourth quarter of fiscal 2006, the Company repurchased a total of 4.6 million shares of its common stock for $125.0 million. Through April 1, 2006, the Company had repurchased $276.1 million of the $350.0 million of common stock approved for repurchase under the April 2005 authorization. These share repurchase programs have no stated expiration date.

Additional information required by this item is incorporated by reference to the table set forth in Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Operations Data
Five years ended April 1, 2006
(In thousands, except per share amounts)

	2006(5)	2005(4)	2004(3)	2003(2)	2002(1)
Net revenues	$1,726,250	$1,573,233	$1,397,846	$1,155,977	$1,015,579
Operating income (loss)	412,062	372,040	327,135	155,669	(24,750)
Income (loss) before income taxes	456,602	400,544	350,544	169,872	(192,954)
Provision (benefit) for income taxes	102,453	87,821	47,555	44,167	(79,347)
Net income (loss)	354,149	312,723	302,989	125,705	(113,607)
Net income (loss) per common share:					
Basic	$ 1.01	$ 0.90	$ 0.89	$ 0.37	$ (0.34)
Diluted	$ 1.00	$ 0.87	$ 0.85	$ 0.36	$ (0.34)
Shares used in per share calculations:					
Basic	349,026	347,810	341,427	337,069	333,556
Diluted	355,065	358,230	354,551	348,622	333,556
Cash dividends declared per common share	$ 0.28	$ 0.20	$ —	$ —	$ —

(1) Loss before income taxes includes a write-down of $191,852 on UMC investment, $29,821 of goodwill amortization, $25,336 impairment loss on intangibles and other assets and a lawsuit settlement gain of $19,400.

(2) Income before income taxes includes an impairment loss on excess facilities and equipment of $54,691 and impairment loss on investments of $10,425.

(3) Income before income taxes includes an impairment loss on excess facilities of $3,376, a loss related to litigation settlements and contingencies of $6,400 and a write-off of acquired in-process research and development of $6,969 related to the acquisition of Triscend Corporation. Net income includes a $34,418 reduction in taxes associated with an IRS tax settlement.

(4) Income before income taxes includes a write-off of acquired in-process research and development of $7,198 related to the acquisition of Hier Design Inc. and impairment loss on investments of $3,099.

(5) Income before income taxes includes a write-off of acquired in-process research and development of $4,500 related to the acquisition of AccelChip and an impairment loss on investments of $1,418.

Consolidated Balance Sheet Data
Five years ended April 1, 2006
(In thousands)

	2006	2005	2004	2003	2002
Working capital	$1,303,224	$1,154,163	$ 955,878	$ 883,322	$ 814,602
Total assets	3,173,547	3,039,196	2,937,473	2,421,676	2,335,360
Other long-term liabilities	7,485	—	—	—	—
Stockholders' equity	2,728,885	2,673,508	2,483,062	1,950,739	1,903,740

Note: Certain balance sheet amounts for prior years have been reclassified to conform to the fiscal 2006 presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations. The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Risk Factors" and elsewhere in this document. Forward-looking statements can often be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" or other similar words. We disclaim any responsibility to update any forward-looking statement provided in this document.

Nature of Operations

We design, develop and market programmable logic solutions, including advanced ICs, software design tools, predefined system functions delivered as IP cores, design services, customer training, field engineering and technical support. Our PLDs include FPGAs and CPLDs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in the communications, storage, server, consumer, automotive, industrial and other markets. We sell our products globally through independent domestic and foreign distributors, and through direct sales to OEMs by a network of independent sales representative firms and by a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical policies include: valuation of marketable and non-marketable securities, which impacts losses on debt and equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets including acquisition-related intangibles, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; and accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

The Company's short-term and long-term investments include marketable debt and equity securities and non-marketable equity securities. At April 1, 2006, the Company had debt securities with a fair value of $1.5 billion, an equity investment in UMC, a publicly-held Taiwanese semiconductor wafer manufacturing company, of $276.5 million, and strategic investments in non-marketable equity securities of $17.7 million.

The fair values for marketable debt and equity securities are based on quoted market prices. In determining if and when a decline in market value below adjusted cost of marketable debt and equity securities is other-than-temporary, the Company evaluates quarterly the market conditions, trends of earnings, financial condition and other key measures for our investments. Xilinx adopted the provisions of FASB Staff Position (FSP) No. FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1)," on January 1, 2006. Beginning in the fourth quarter of fiscal 2006, we assessed other-than-temporary impairment of debt and equity securities in accordance with FSP 115-1. We have not recorded any other-than-temporary impairment for marketable debt and equity securities for fiscal 2006, 2005 or 2004.

In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline. Based on our evaluation, we recorded impairment losses on investments on our consolidated statements of income, related to our investments in private companies of $1.4 million and $3.1 million in fiscal 2006 and 2005, respectively.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. For fiscal 2006, approximately 86% of our net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate distributor data and verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with our direct customers.

Revenue from software term licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 8% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of forecasted spending over projected volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate positive cash flows.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for sale include market conditions. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Goodwill

As required by SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and goodwill is written down when it is determined to be impaired. We perform an annual impairment review in the fourth quarter of each year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing under SFAS 142, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2006, there was no impairment of goodwill in fiscal 2006. Unless there are indicators of impairment, our next impairment review for RocketChips, Triscend Corporation (Triscend), Hier Design Inc. (HDI) and AccelChip goodwill will be performed and completed in the fourth quarter of fiscal 2007. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these jurisdictions based on estimates and assumptions and apply the appropriate tax rates for these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in a material effect on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve in the form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable. As of April 1, 2006 and April 2, 2005, we had a valuation allowance for the deferred tax assets relating to certain California tax credit carryforwards.

Results of Operations

The following table sets forth statement of income data as a percentage of net revenues for the fiscal years indicated:

	2006	2005	2004
Net Revenues	**100.0%**	**100.0%**	**100.0%**
Cost of revenues	38.1	36.6	37.9
Gross Margin	**61.9**	**63.4**	**62.1**
Operating Expenses:			
Research and development	18.9	19.6	17.7
Selling, general and administrative	18.3	19.3	19.1
Amortization of acquisition-related intangibles	0.4	0.4	0.7
Impairment loss on excess facilities and equipment	0.0	0.0	0.2
Litigation settlements and contingencies	0.2	0.0	0.5
Write-off of acquired in-process research and development	0.2	0.5	0.5
Total operating expenses	38.0	39.8	38.7
Operating Income	**23.9**	**23.6**	**23.4**
Impairment loss on investments	(0.1)	(0.2)	0.0
Interest income and other, net	2.6	2.0	1.7
Income Before Income Taxes	**26.4**	**25.4**	**25.1**
Provision for income taxes	5.9	5.5	3.4
Net Income	**20.5%**	**19.9%**	**21.7%**

Net Revenues

	2006	Change	2005	Change	2004
			(In thousands)		
Net revenues	$1,726,250	10%	$1,573,233	13%	$1,397,846

Net revenues of $1.7 billion in fiscal 2006 represented the highest net revenues that Xilinx has ever achieved. The increase in net revenues in fiscal 2006 was a result of improved market conditions as compared to fiscal 2005 and continued strong customer demand for our New Products, primarily in the Communications and Industrial and Other end markets. The increase in net revenues in fiscal 2005 was due to strength in our New Products and growth in the Consumer and Automotive and Industrial and Other end markets. See "Net Revenues by Product" and "Net Revenues by End Markets" for more information on our product and end-market categories.

The increases in net revenues in fiscal 2006 and 2005 resulted from increased unit sales, partially offset by normal declines in average unit selling prices as well as continued growth as a percentage of total net revenues of our high-volume Spartan family, which has lower average selling prices. No end customer accounted for more than 10% of net revenues for any of the periods presented.

Net Revenues by Product

We classify our product offerings into four categories: New, Mainstream, Base and Support Products. These product categories, excluding Support Products, are modified on a periodic basis to better reflect advances in technology. The most recent modification was on July 4, 2004, which was the beginning of our second quarter of fiscal 2005. Amounts for the prior periods have been reclassified to conform to the recategorization. New Products include our most recent product offerings and include the Spartan-3, Spartan-3E, Spartan-IIE, Virtex-5, Virtex-4, Virtex-II Pro, EasyPath and CoolRunner-II product lines. Mainstream Products include the CoolRunner, Spartan-II, SpartanXL, Virtex-II, Virtex-E and Virtex product lines. Base Products consist of our mature product families and include the XC3000, XC3100, XC4000, XC5200, XC9500, XC9500XL, XC9500XV, XC4000E, XC4000EX, XC4000XL, XC4000XLA, XC4000XV and Spartan families. Support Products make up the remainder of our product offerings and include configuration solutions (serial PROMs), software, IP cores, customer training, design services and support.

Net revenues by product categories for the fiscal years indicated were as follows:

	2006	% of Total	% Change	2005	% of Total	% Change	2004	% of Total
				(In millions)				
New Products	$ 551.5	32	99%	$ 277.1	18	207%	$ 90.2	6
Mainstream Products	812.8	47	(11)%	912.6	58	0%	911.0	65
Base Products	259.0	15	(8)%	280.6	18	(7)%	300.3	22
Support Products	102.9	6	0%	102.9	6	7%	96.3	7
Total Net Revenues	$1,726.2	100	10%	$1,573.2	100	13%	$1,397.8	100

The increase in net revenues from New Products during fiscal 2006 was due to the strong unit growth resulting from the market acceptance of our Virtex-4, Virtex-II Pro and Spartan-3 families across a broad-base of end markets. Our 130-nanometer Virtex-II Pro family, which is the PLD industry's first product family with embedded processing and transceiver functionality, is currently the largest contributor to the New Products net revenues. However, our design momentum is rapidly shifting to 90-nanometer technology. Our 90-nanometer products include our high-volume, low-cost Spartan-3 and Spartan-3E families and our high-performance, high-density Virtex-4 FPGA family. Sales from these products increased significantly during fiscal 2006. The increase in net revenues from New Products for fiscal 2005 compared to fiscal 2004 was due primarily to the strong market acceptance of Virtex-II Pro, Spartan-3 and Spartan-IIE across a broad base of applications, including wireless communications, networking and consumer. We expect that sales of New Products will continue to increase as customers continue to adopt these products and begin moving their programs into volume production.

In fiscal 2006, Mainstream Products declined compared to the prior fiscal year because of a decline in sales of some of our older products manufactured using 150-nanometer and 180-nanometer process technologies, including Virtex-E, Virtex-II and Spartan-II. The decrease in net revenues for this product category resulted from both a decline in units sold as well as in average selling prices. The relatively flat performance of Mainstream Products in fiscal 2005 was due to strength in the Consumer and Automotive end market offset by weakness in the Storage and Servers end market.

The decline in Base Products in fiscal 2006 and 2005 was due to lower units sold for older generation products as they progress into the mature stage of their lifecycles.

Support Products were virtually unchanged in fiscal 2006 and represented 6% of total net revenues. Support Products grew in fiscal 2005 compared to the prior year period mainly due to improvement in design services, software and configuration solutions (serial PROMs).

Net Revenues by Geography

Geographic revenue information reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

	2006	% of Total	% Change	2005	% of Total	% Change	2004	% of Total
				(In millions)				
North America	$ 714.9	41	9%	$ 655.1	42	11%	$ 592.5	42
Europe	352.8	20	8%	326.1	21	21%	270.3	19
Japan	251.8	15	12%	224.1	14	10%	203.6	15
APAC/ROW	406.7	24	11%	367.9	23	11%	331.4	24
Total Net Revenues	$1,726.2	100	10%	$1,573.2	100	13%	$1,397.8	100

Net revenues in North America, Europe, Japan and the Asia Pacific region/Rest of World (APAC/ROW) all increased during fiscal 2006 and 2005 compared to the prior years. The increases in net revenues in both years for APAC/ROW were due to continued strength in communications and consumer applications as well as continued outsourcing of manufacturing operations to the Asia Pacific region by large OEMs.

In fiscal 2006, the increase in Japan net revenues was driven by an increase in sales to customers in the Communications end market. In fiscal 2005, the increase was driven by strong consumer sales.

The increases in net revenues in fiscal 2006 and 2005 for North America were driven primarily by strength in Communications and Industrial and Other end markets.

Net revenues in Europe benefited from the recent strength in the Communications and Industrial and Other end markets during fiscal 2006, including test and measurement and audio/video broadcast applications. In fiscal 2005, European net revenues increased as a result of increased demand from communications, consumer and automotive applications.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. In order to better reflect our diversification efforts and to provide more detailed end market information, we split the category formerly called "Consumer, Industrial and Other" into two components: "Consumer and Automotive" and "Industrial and Other" beginning with the quarter ended January 1, 2005. We will begin to show historical comparisons of the two new categories when information is available for all periods presented.

As a result, we classify our net revenues by end markets into four categories: Communications, Storage and Servers, Consumer and Automotive, and Industrial and Other. Since historical comparisons of the two new categories are not available, we combined them in the table below to show their aggregated changes over the three fiscal years. The percentage change calculation in the table below represents the year-to-year dollar change in each end market.

Net revenues by end markets for the fiscal years indicated were as follows:

	2006	% Change in Dollars	2005	% Change in Dollars	2004
		(% of total net revenues)			
Communications	49%	7%	50%	12%	50%
Storage and Servers	11	(10)%	14	(15)%	19
Consumer, Automotive, Industrial and Other	40	21%	36	30%	31
Total Net Revenues	100%	10%	100%	13%	100%

As in fiscal 2005, growth in the Communications end market in fiscal 2006 was driven by increases in both wireless and wireline communication applications. This market has been relatively flat as a percentage of revenues for the past three fiscal years.

The increase in net revenues from the combined category of Consumer, Automotive, Industrial and Other was primarily driven by strength in test and measurement, audio/video broadcast, industrial, scientific and medical applications as well as defense applications. The net revenue increase in this category during fiscal 2005 was due to increased acceptance of programmable logic solutions in digital consumer, defense and automotive applications.

Net revenues from the Storage and Servers end market declined during fiscal 2006 and 2005 as compared to the prior years due to selected customer programs migrating to lower cost alternatives. However, we believe these transitions are nearly complete.

Gross Margin

	2006	Change	2005	Change	2004
			(In thousands)		
Gross margin	$1,069,131	7%	$996,949	15%	$867,878
Percentage of net revenues	61.9%		63.4%		62.1%

The gross margin decline of 1.5 percentage points for fiscal 2006, compared to fiscal 2005, was due to a significant shift in product mix towards 130-nanometer and 90-nanometer products, which accounted for a 99% year-over-year growth in sales from our New Products category. Additionally, sales from Mainstream and Base Products, which have higher gross margins than the New Products, declined. In fiscal 2006, New Products represented 32% of our total net revenues, compared with 18% in fiscal 2005. New products traditionally have lower margins in the early product life cycle due to higher unit costs resulting from lower yields. As the product matures, the optimization of yields improves gross margins. The gross margin improvement of 1.3 percentage points in fiscal 2005 compared to fiscal 2004 was due to improved yields and manufacturing costs in our New Products and high-volume Mainstream Products.

Gross margin may be adversely affected in the future due to product-mix shifts, competitive-pricing pressure, manufacturing-yield issues and wafer pricing. We expect to mitigate these risks by continuing to improve yields on our New Products and by improving manufacturing efficiency with our suppliers.

Sales of inventory previously written off were not material during fiscal 2006, 2005 or 2004.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of the revenue decline in our mature products with increased revenues from newer products.

Research and Development

	2006	Change	2005	Change	2004
			(In thousands)		
Research and development	$326,126	6%	$307,448	24%	$247,609
Percentage of net revenues	19%		20%		18%

The increase in research and development (R&D) expenses from fiscal 2005 to fiscal 2006 was primarily related to additional headcount to support our new product development and increased investments in new markets such as DSP and embedded processing. The increase was also attributed to the expenses associated with the tapeout of our latest Virtex-4 and Virtex-5 platform products for LX, FX and SX devices.

The increase in R&D expenses from fiscal 2004 to fiscal 2005 was primarily related to higher mask and wafer expenses for development of new 90-nanometer products. We also invested in additional resources for next generation products and IP development related to new market opportunities such as DSP and embedded processing.

We plan to continue to invest in R&D efforts in a wide variety of areas such as new products, 65-nanometer and more advanced process development, IP cores, DSP, embedded processing and the development of new design and layout software. We will also consider acquisitions to complement our strategy for technology leadership and engineering resources in critical areas.

Selling, General and Administrative

	2006	Change	2005	Change	2004
			(In thousands)		
Selling, general and administrative	$316,302	4%	$303,595	14%	$266,664
Percentage of net revenues	18%		19%		19%

The increase in selling, general and administrative (SG&A) expenses in fiscal 2006 compared to the same period last year was due to salary and headcount increases and commissions associated with higher net revenues. This was offset slightly by reductions in our tax litigation and Sarbanes-Oxley Section 404 compliance costs.

The increase in SG&A expenses in fiscal 2005 compared to fiscal 2004 was attributable to start-up costs for our new regional headquarters in Singapore, tax litigation costs, initial-year Sarbanes-Oxley Section 404 compliance costs and commissions associated with higher revenues.

Amortization of Acquisition-Related Intangibles

Amortization expense for all acquisition-related intangible assets for fiscal 2006, 2005 and 2004 was $7.0 million, $6.7 million and $9.8 million, respectively, primarily related to intangible assets arising from the RocketChips, Triscend, HDI and AccelChip acquisitions. Amortization expense for these intangible assets increased slightly for fiscal 2006 compared to the prior year, due to the acquisition of HDI in June 2004 and AccelChip in January 2006.

We expect amortization of acquisition-related intangibles to be approximately $8.0 million for fiscal 2007 compared with $7.0 million for fiscal 2006.

Impairment Losses

The impairment losses on investments of $1.4 million and $3.1 million recognized during fiscal 2006 and 2005, respectively, were related to non-marketable equity securities in private companies. The impairment losses resulted from certain investees diluting Xilinx's investment through the receipt of an additional round of investment at a lower valuation or from the liquidation of certain investees.

During the fourth quarter of fiscal 2004, the Company sold excess facilities consisting of two buildings and land near downtown San Jose, California for $33.8 million ($32.0 million, net of selling costs). After recognizing previous impairment losses on these excess facilities of $53.8 million in fiscal 2003 and $3.4 million in fiscal 2004, there was no gain or loss on the sale of the buildings and land.

Litigation Settlements and Contingencies

In the second quarter of fiscal 2006, we accrued an additional $3.2 million that represented anticipated payments for liability for legal contingencies. During the first quarter of fiscal 2004, we recorded a $6.4 million expense related to a litigation settlement with Aldec, Inc. and a contingent liability with Rep'tronic. See Note 13 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Write-Off of Acquired In-Process Research and Development

In connection with the acquisition of AccelChip in January 2006, $4.5 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. These projects, as well as the HDI and Triscend development projects referred to below, had identifiable technological risk factors indicating that successful completion, although expected, was not assured. If an identified project is not successfully completed, there is no alternative future use for the project, therefore, the expected future income will not be realized. The acquired in-process research and development represented the fair value of technologies in the development stage that had not yet reached technological feasibility and did not have alternative future uses.

The acquired in-process research and development components consist of algorithmic synthesis software and IP libraries for high-performance DSP design in FPGAs. We plan to sell these products to new and existing Xilinx customers and over time integrate them with our existing DSP software products. These projects were approximately 45% complete at the time of acquisition. We expect to complete all of the development projects by the end of fiscal 2009 with an estimated cost to complete of $3.5 million.

In connection with the acquisition of HDI in June 2004, $7.2 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. The acquired in-process research and development components consist of hierarchical floorplanning and analysis software for high performance FPGA design. We currently sell these products to Xilinx customers, and over time, the products will be enhanced. At the time of the acquisition, these products were approximately 67% complete. At that time, we expected to complete the development project by the end of fiscal 2005 with an estimated cost to complete of $1.1 million. The development project was completed during the fourth quarter of fiscal 2005 at a cost that approximated the original estimate.

In connection with the Triscend acquisition in March 2004, $7.0 million of in-process research and development costs were written off. The projects identified as in-process would have required additional effort in order to establish technological feasibility. The acquired in-process research and development components consist of a graphical user interface and design implementation software. We have no further plans to fully integrate Triscend's graphical user interface and design-implementation software into our products, however some elements and concepts of this technology are likely to be integrated into various software tools we supply to our customers. Triscend's tools were completed as of December 2004. Integration of some elements and concepts occurred in fiscal 2005 and 2006 and will continue to occur during fiscal 2007.

To determine the value of Triscend's, HDI's and AccelChip's in-process research and development, the expected future cash flow attributable to the in-process technology was discounted, taking into account the percentage of completion, utilization of pre-existing "core" technology, risks related to the characteristics and applications of the technology, existing and future markets, and technological risk associated with completing the development of the technology. We expensed these non-recurring charges in the period of acquisition. See Note 14 to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Interest Income and Other, Net

	2006	Change	2005	Change	2004
			(In thousands)		
Interest income and other, net	$45,958	45%	$31,603	35%	$23,409
Percentage of net revenues	3%		2%		2%

For fiscal 2006, the increase in interest income and other, net compared to fiscal 2005, was due to higher yields resulting from an increase in short-term interest rates and $4.0 million of interest income earned from an IRS prepayment relating to a recent U.S. Tax Court decision in favor of the Company. See Item 3. "Legal Proceedings" and Note 11 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data." The increase in interest income and other, net from fiscal 2004 to fiscal 2005 was primarily due to higher average cash and investment balances and higher yields achieved by switching a larger portion of the investments to longer duration portfolios as well as into taxable instruments.

Provision for Income Taxes

	2006	Change	2005	Change	2004
			(In thousands)		
Provision for income taxes	$102,453	17%	$87,821	85%	$47,555
Effective tax rate	22%		22%		14%

The effective tax rates in all years reflected the impact of foreign income (loss) at different statutory rates and tax credits earned in the United States.

During fiscal 2006, the Company's Chief Executive Officer and its Board of Directors approved a domestic reinvestment plan to repatriate $500.0 million of permanently reinvested earnings from the Company's foreign subsidiaries. This plan qualifies for the 85% dividends received deduction provided for under the American Jobs Creation Act of 2004 (AJCA). These earnings were repatriated in March 2006. See Note 2 and Note 11 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

When compared to fiscal 2005, the effective tax rate for fiscal 2006 was relatively flat. There were, however, significant offsetting items during the period. The increase in tax was primarily attributable to the approval of the special one-time AJCA dividend that was repatriated from the Company's foreign subsidiaries prior to the end of the fourth quarter of fiscal 2006. This resulted in the recognition of approximately $24.9 million of federal and state tax expense. During the fourth quarter of fiscal 2006, the provision for income taxes was reduced by a net tax benefit of $8.9 million ($0.03 per share) for the correction of certain individually immaterial adjustments primarily related to prior periods. See Note 11 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for further discussion. Additionally, the Company recognized the benefit of deferred tax assets related to certain California state tax credits of $8.9 million that were previously subject to a valuation allowance. Management determined that it was more likely than not that the asset would be realized and, accordingly, released a substantial portion of the valuation allowance. Further, the Company released tax reserves of $9.4 million related to the favorable ruling by the U.S. Tax Court for Xilinx in its litigation with the IRS for fiscal 1996 to 1999.

During fiscal 2005, the Company repatriated $450.0 million of earnings from its foreign operations, on which taxes were previously provided. This resulted in the utilization of significant amounts of net operating loss carryforwards. In addition, the Company recorded a one-time benefit of $4.7 million for reversing previously provided taxes relating to an IRS audit.

The Company was under examination by the IRS for its fiscal 1996 through 2001. All issues have been settled with the exception of issues related to Xilinx U.S.'s cost sharing arrangement with Xilinx Ireland. On August 30, 2005, the U.S. Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The U.S. Tax Court agreed with the Company that no amount for stock options is to be included in the cost sharing agreement. Accordingly, there are no additional taxes, penalties or interest due for this issue. The decision documents are expected to be filed, jointly by the Company and the IRS, with the Tax Court. After the Tax Court enters the decision, the IRS will have 90 days within which to appeal the decision to the Ninth Circuit Court of Appeals. See Item 3. "Legal Proceedings" and Note 11 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our common stock under our stock repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities and in UMC stock are available for future sale.

Fiscal 2006 Compared to Fiscal 2005

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at April 1, 2006 and April 2, 2005 totaled $1.6 billion for both periods. As of April 1, 2006, we had cash, cash equivalents and short-term investments of $984.9 million and working capital of $1.3 billion. Cash provided by operations of $489.4 million for fiscal 2006 was $213.9 million higher than the $275.5 million generated during fiscal 2005. Cash provided by operations resulted primarily from net income as adjusted for noncash related items, a decrease in accounts receivable and increases in accrued liabilities and deferred income on shipments to distributors, which were partially offset by increases in inventories and prepaid expenses and other current assets as well as other assets. The increases in prepaid expenses and other current assets as well as other assets were primarily related to the second $50.0 million advance wafer purchase payment paid to Toshiba in September 2005 and $17.8 million of investments in intellectual property and licenses. In October 2004, the Company entered into an advanced purchase agreement with Toshiba under which the Company would pay Toshiba a total of $100.0 million in two equal installments for advance payment of silicon wafers produced under the agreement. The entire advance payment of $100.0 million is being reduced by future wafer purchases from Toshiba and any unused portion is fully refundable in December 2006 if Toshiba is not able to maintain ongoing production and quality criteria or if future wafer purchases do not exceed the total amount advanced. The balance of the advance payment remaining was $72.3 million at April 1, 2006.

Net cash provided by investing activities of $242.4 million during fiscal 2006 included net proceeds from the sale and maturity of available-for-sale securities of $353.3 million, which was partially offset by $67.0 million for purchases of property, plant and equipment, $19.5 million for the purchase of AccelChip and $24.4 million for other investing activities.

Net cash used in financing activities was $397.8 million in fiscal 2006 consisting of $401.6 million for the repurchase of common stock and $97.2 million for dividend payments to stockholders. These items were partially offset by $101.0 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 9% from $213.5 million at the end of fiscal 2005 to $194.2 million at the end of fiscal 2006. The decrease was primarily attributable to strong collections during fiscal 2006 that were partially offset by increased shipments. The decrease was also partially attributable to the change in payment terms from 45 days to 30 days for some North American customers. Days sales outstanding decreased to 41 days at April 1, 2006 from 49 days at April 2, 2005.

Inventories

Inventories increased from $185.7 million at April 2, 2005 to $201.0 million at April 1, 2006. The increase was primarily due to increased inventory in our new products to support forecasted revenue growth. Combined inventory days at Xilinx and distribution were relatively flat at 145 days at April 1, 2006 compared to 146 days at April 2, 2005.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2006, we invested $67.0 million in property, plant and equipment compared to $61.4 million in fiscal 2005. Primary investments in fiscal 2006 were for computer equipment, IT equipment, test equipment and building improvements. We expect that property, plant and equipment expenditures will increase in the future due to the expansion of our regional headquarters in Singapore.

Current Liabilities

Current liabilities increased from $298.4 million at the end of fiscal 2005 to $345.0 million at the end of fiscal 2006. The increase was primarily attributable to the increase in deferred income on shipments to distributors, accrued payroll and related liabilities and other accrued liabilities. The increase in deferred income on shipments to distributors was due to higher inventory in the distributor channel as a result of overall increased sales levels.

Stockholders' Equity

Stockholders' equity increased $55.4 million during fiscal 2006, principally as a result of $354.1 million in net income for fiscal 2006, the issuance of common shares and treasury stock under employee stock plans of $104.1 million, the related tax benefits associated with stock option exercises and the employee stock purchase plan of $40.6 million, $44.7 million for the reversal of reserves for cost sharing as a result of the U.S. Tax Court decision mentioned above, $17.2 million in unrealized gains on available-for-sale securities, net of deferred taxes, primarily from our investment in UMC stock and $853 thousand for noncash compensation expense and unrealized gains on hedging transactions. The increases were partially offset by the repurchase of common stock of $400.0 million, as adjusted for accrued and unsettled transactions, the payment of dividends to stockholders of $97.2 million, tax reconciliation and reclassification adjustments of $7.3 million and cumulative translation adjustment of $1.7 million.

Fiscal 2005 Compared to Fiscal 2004

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments at April 2, 2005 and April 3, 2004 totaled $1.6 billion for both periods. As of April 2, 2005, we had cash, cash equivalents and short-term investments of $861.6 million and working capital of $1.2 billion. Cash provided by operations of $275.5 million for fiscal 2005 was $157.0 million lower than the $432.5 million generated during fiscal 2004. Cash provided by operating activities during fiscal 2005 resulted primarily from net income as adjusted for noncash related items and a decrease in accounts receivable which were partially offset by increases in inventories, deferred income taxes, an advance wafer purchase payment of $50.0 million to Toshiba and a decrease in deferred income on shipments to distributors.

Net cash used in investing activities of $45.1 million during fiscal 2005 included $61.4 million for purchases of property, plant and equipment and $18.4 million for the acquisition of HDI, partially offset by $34.7 million of net proceeds from the sale of available-for-sale securities.

Net cash used in financing activities was $118.3 million in fiscal 2005 consisting of $133.8 million for the repurchase of common stock and $69.6 million for dividend payments to stockholders. These items were partially offset by $85.1 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments decreased 14% from $249.0 million at the end of fiscal 2004 to $213.5 million at the end of fiscal 2005. The decrease was primarily attributable to better linearity of shipments to distributors during the three months ended April 2, 2005 as compared to the three months ended April 3, 2004 and a decreased level of shipments. Days sales outstanding decreased from 66 days at April 3, 2004 to 49 days at April 2, 2005.

Inventories

Inventories increased from $102.5 million at April 3, 2004 to $185.7 million at April 2, 2005. The increase was due to an inventory build-up from unusually low inventory levels in fiscal 2004 for an anticipated growth in sales for the second half of calendar 2004 that did not materialize and the ramping of new products.

Property, Plant and Equipment

During fiscal 2005, we invested $61.4 million in property, plant and equipment compared to $41.0 million in fiscal 2004. Primary investments in fiscal 2005 were for computer equipment, IT equipment, test equipment and building improvements.

Current Liabilities

Current liabilities decreased from $381.1 million at the end of fiscal 2004 to $298.4 million at the end of fiscal 2005. The decrease was primarily attributable to the decreases in deferred income on shipments to distributors, accounts payable and income taxes payable. The decrease in deferred income on shipments to distributors was due to lower inventory in the distributor channel.

Stockholders' Equity

Stockholders' equity increased $190.4 million during fiscal 2005, principally as a result of $312.7 million in net income for the year ended April 2, 2005, the issuance of common shares and treasury stock under employee stock plans of $84.5 million, $504 thousand in amortization of deferred compensation related to the RocketChips acquisition, the related tax benefits associated with stock option exercises and the employee stock purchase plan of $51.9 million and cumulative translation adjustment of $897 thousand. The increases were partially offset by the repurchase of common stock of $134.6 million, as adjusted for accrued and unsettled transactions, the payment of our first full year of dividends to stockholders of $69.7 million and $55.8 million in unrealized losses on available-for-sale securities, net of deferred taxes, primarily from our investment in UMC stock.

Contractual Obligations

The following table summarizes our significant contractual obligations at April 1, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities at April 1, 2006.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In millions)		
Operating lease obligations(1)	$ 32.7	$ 6.9	$10.7	$6.7	$8.4
New building commitment(2)	39.0	24.0	15.0	—	—
Inventory and other purchase obligations(3)	76.8	76.8	—	—	—
Electronic design automation software licenses(4)	15.6	9.0	6.6	—	—
Intellectual property license rights obligations(5)	20.0	—	20.0	—	—
Total	$184.1	$116.7	$52.3	$6.7	$8.4

(1) We lease some of our facilities, office buildings and land under operating leases that expire at various dates through November 2035. Rent expense, net of rental income, under all operating leases was approximately $6.5 million for fiscal 2006. See Note 7 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about operating leases.

(2) In November 2005, Xilinx announced a $40.0 million investment in a new building in Singapore, the Company's Asia Pacific regional headquarters. As of April 1, 2006, approximately $39.0 million of our investment commitment remains outstanding. The project is expected to be completed in June 2007.

(3) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and

services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(4) As of April 1, 2006, the Company has approximately $15.6 million of non-cancelable operating lease obligations to providers of electronic design automation software expiring at various dates through July 2008.

(5) In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property. License payments will be amortized over the useful life of the intellectual property acquired.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R). This statement replaces SFAS No. 123 and supersedes APB 25. SFAS 123(R) will require the Company to measure the cost of all employee stock-based compensation awards that are expected to be exercised and which are granted after the effective date based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will become effective for annual periods beginning after June 15, 2005. The Company will implement the standard for the fiscal year beginning April 2, 2006 using the modified-prospective method. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Company's results of operations. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and the stock price.

See Note 2 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about SFAS 123(R) and other recent accounting pronouncements.

Off-Balance-Sheet Arrangements

As of April 1, 2006, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Summary of Liquidity and Capital Resources

On April 25, 2006, our Board of Directors declared a cash dividend of $0.09 per common share for the first quarter of fiscal 2007. The dividend is payable on May 31, 2006 to stockholders of record on May 10, 2006. On April 20, 2005, our Board of Directors declared an increase in the dividend rate on our common stock from $0.05 to $0.07 per common share for the first quarter of fiscal 2006. The dividend was paid on June 1, 2005 to stockholders of record on May 11, 2005. On July 20 and October 19, 2005 and January 18, 2006, our Board of Directors declared cash dividends of $0.07 per common share for the second, third and fourth quarters of fiscal 2006 which were paid on September 7 and December 1, 2005 and March 1, 2006, respectively, to stockholders of record on August 17 and November 17, 2005 and February 8, 2006, respectively. For fiscal 2005, the Board of Directors declared four quarterly common stock dividends of $0.05 per share each for a total of $0.20 per share for the entire fiscal year. Our dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to research and development, investments and acquisitions, legal risks, stock repurchase programs and other strategic investments.

We anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. However, the risk factors discussed in Item 1A and below could affect our cash positions adversely. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products, and potential acquisitions of technologies or businesses that could complement our business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $1.5 billion at April 1, 2006. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. The portfolio includes tax-advantaged municipal bonds, taxable and tax-advantaged auction rate securities, bank certificates of deposit, commercial paper, corporate bonds, government agency bonds and U.S. Treasury securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 10% increase or decrease in market interest rates compared to interest rates at April 1, 2006 would not materially affect the fair value of our available-for-sale securities and the impact on our investment portfolio would have been less than $10.0 million.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and included in the basis of the transaction in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

We will enter into forward currency exchange contracts to hedge our overseas operating expenses and other liabilities when deemed appropriate. As of April 1, 2006, we had approximately U.S. $12.8 million of outstanding forward currency exchange contracts against the Euro, approximately U.S. $4.1 million of outstanding forward currency exchange contracts against the Japanese Yen and approximately U.S. $15.9 million of outstanding forward currency exchange contracts against the Singapore dollar. The net unrealized gain or loss which approximates the fair market value of the above contracts was immaterial at April 1, 2006. The contracts expire at various dates between April 2006 and June 2007.

Our investments in several wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. As these foreign currency denominated investments are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income. In addition, as our subsidiaries maintain investments denominated in other than local currencies, exchange rate fluctuations will occur. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at April 1, 2006 would have affected the value of our investments in foreign currency denominated subsidiaries by less than $12.0 million.

Equity Security Price Risk

Our investment in marketable equity securities at April 1, 2006 consists almost entirely of our investment in UMC, which consists of shares of common stock, the value of which is determined by the closing price on the Taiwan Stock Exchange as of the balance sheet date. This value is converted from New Taiwan dollars into U.S. dollars and included in our determination of the change in the fair value of our investment in UMC which is accounted for under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The market value of our investment in UMC was approximately $276.5 million at April 1, 2006 as compared to our adjusted cost basis of approximately $239.0 million. The value of our investment in UMC would be materially impacted if there was a significant change in the market price of the UMC shares and/or New Taiwan dollars. Excluding the effect of any changes in the New Taiwan dollar, a hypothetical 10% favorable or unfavorable change in UMC's stock price compared to the stock price at April 1, 2006 would have affected the value of our investment in UMC by less than $28.0 million. See Note 3 to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our UMC investment.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XILINX, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
	April 1, 2006	April 2, 2005	April 3, 2004
	(In thousands, except per share amounts)		
Net revenues	$1,726,250	$1,573,233	$1,397,846
Cost of revenues	657,119	576,284	529,968
Gross margin	1,069,131	996,949	867,878
Operating expenses:			
Research and development	326,126	307,448	247,609
Selling, general and administrative	316,302	303,595	266,664
Amortization of acquisition-related intangibles	6,976	6,668	9,725
Impairment loss on excess facilities and equipment	—	—	3,376
Litigation settlements and contingencies	3,165	—	6,400
Write-off of acquired in-process research and development	4,500	7,198	6,969
Total operating expenses	657,069	624,909	540,743
Operating income	412,062	372,040	327,135
Impairment loss on investments	(1,418)	(3,099)	—
Interest income and other, net	45,958	31,603	23,409
Income before income taxes	456,602	400,544	350,544
Provision for income taxes	102,453	87,821	47,555
Net income	**$ 354,149**	**$ 312,723**	**$ 302,989**
Net income per common share:			
Basic	$ 1.01	$ 0.90	$ 0.89
Diluted	$ 1.00	$ 0.87	$ 0.85
Shares used in per share calculations:			
Basic	349,026	347,810	341,427
Diluted	355,065	358,230	354,551

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED BALANCE SHEETS

	April 1, 2006	April 2, 2005
	(In thousands, except par value amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 783,366	$ 449,388
Short-term investments	201,551	412,170
Investment in United Microelectronics Corporation, current portion	37,285	—
Accounts receivable, net of allowances for doubtful accounts and customer returns of $3,697 and $3,869 in 2006 and 2005, respectively	194,205	213,459
Inventories	201,029	185,722
Deferred tax assets	110,928	125,342
Prepaid expenses and other current assets	119,884	66,476
Total current assets	1,648,248	1,452,557
Property, plant and equipment, at cost:		
Land	63,521	63,521
Buildings	246,550	235,699
Machinery and equipment	311,516	285,445
Furniture and fixtures	44,773	45,147
	666,360	629,812
Accumulated depreciation and amortization	(308,103)	(285,296)
Net property, plant and equipment	358,257	344,516
Long-term investments	616,296	766,596
Investment in United Microelectronics Corporation, net of current portion	239,209	246,110
Goodwill	125,084	119,415
Acquisition-related intangibles, net	22,651	20,004
Other assets	163,802	89,998
Total Assets	$3,173,547	$3,039,196
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 71,004	$ 63,172
Accrued payroll and related liabilities	79,260	61,616
Income taxes payable	30,048	45,835
Deferred income on shipments to distributors	126,558	102,511
Other accrued liabilities	38,154	25,260
Total current liabilities	345,024	298,394
Deferred tax liabilities	92,153	67,294
Other long-term liabilities	7,485	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 2,000,000 shares authorized; 342,618 and 350,161 shares issued and outstanding in 2006 and 2005, respectively	3,426	3,502
Additional paid-in capital	1,375,120	906,929
Retained earnings	1,334,530	1,762,873
Accumulated other comprehensive income	15,809	204
Total stockholders' equity	2,728,885	2,673,508
Total Liabilities and Stockholders' Equity	$3,173,547	$3,039,196

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	April 1, 2006	April 2, 2005	April 3, 2004
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 354,149	$ 312,723	$ 302,989
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	53,326	51,921	53,666
Amortization	16,223	11,141	14,257
Amortization of deferred compensation	—	504	3,767
Write-off of acquired in-process research and development	4,500	7,198	6,969
Net (gain) loss on sale of available-for-sale securities	4,981	(505)	(6,650)
Impairment loss on investments	1,418	3,099	—
Impairment loss on excess facilities	—	—	3,376
Noncash compensation expense	735	—	—
Litigation settlements and contingencies	—	—	6,400
Provision for deferred income taxes	26,032	59,552	49,974
Tax benefit from exercise of stock options	40,596	51,854	109,236
Changes in assets and liabilities, net of effects from acquisition of businesses:			
Accounts receivable, net	19,380	35,490	(50,160)
Inventories	(15,307)	(83,268)	9,614
Deferred income taxes	(1,891)	(53,229)	(61,065)
Prepaid expenses and other current assets	(34,897)	4,509	(10,035)
Other assets	(29,910)	(32,116)	6,234
Accounts payable	7,811	(15,371)	35,867
Accrued liabilities	18,917	(5,976)	11,872
Income taxes payable	(687)	(23,572)	(83,709)
Deferred income on shipments to distributors	24,047	(48,468)	29,898
Net cash provided by operating activities	489,423	275,486	432,500
Cash flows from investing activities:			
Purchases of available-for-sale securities	(1,459,248)	(2,161,606)	(2,181,741)
Proceeds from sale and maturity of available-for-sale securities	1,812,580	2,196,321	1,855,933
Purchases of property, plant and equipment	(67,040)	(61,377)	(41,040)
Proceeds from sale of buildings and land	—	—	32,047
Acquisition of businesses, net of cash acquired	(19,476)	(18,433)	(19,997)
Other investing activities	(24,436)	—	—
Net cash provided by (used in) investing activities	242,380	(45,095)	(354,798)
Cash flows from financing activities:			
Repurchases of common stock	(401,584)	(133,755)	(62,328)
Proceeds from issuance of common stock through various stock plans	100,949	85,064	107,974
Payment of dividends to stockholders	(97,190)	(69,655)	—
Net cash provided by (used in) financing activities	(397,825)	(118,346)	45,646
Net increase in cash and cash equivalents	333,978	112,045	123,348
Cash and cash equivalents at beginning of year	449,388	337,343	213,995
Cash and cash equivalents at end of year	$ 783,366	$ 449,388	$ 337,343
Supplemental schedule of non-cash activities:			
Accrual of affordable housing credit investments	$ 19,357	—	—
Supplemental disclosure of cash flow information:			
Income taxes paid, net of refunds	$ 37,159	$ 52,026	$ 34,163

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Outstanding		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
				(In thousands)			
Balance at March 29, 2003	339,005	$3,390	$ 744,166	$1,218,579	$ (541)	$(14,855)	$1,950,739
Components of comprehensive income:							
Net income	—	—	—	302,989	—	—	302,989
Net unrealized gain on available-for-sale securities, net of taxes of $47,485	—	—	—	—	—	68,359	68,359
Cumulative translation adjustment	—	—	—	—	—	1,560	1,560
Total comprehensive income							372,908
Issuance of common shares and treasury stock under employee stock plans	9,889	99	46,822	—	62,284	—	109,205
Repurchase of common stock	(1,932)	(19)	—	—	(62,774)	—	(62,793)
Deferred compensation-RocketChips	—	—	3,767	—	—	—	3,767
Tax benefit from exercise of stock options	—	—	109,236	—	—	—	109,236
Balance at April 3, 2004	346,962	3,470	903,991	1,521,568	(1,031)	55,064	2,483,062
Components of comprehensive income:							
Net income	—	—	—	312,723	—	—	312,723
Net unrealized loss on available-for-sale securities, net of tax benefit of $38,471	—	—	—	—	—	(55,757)	(55,757)
Cumulative translation adjustment	—	—	—	—	—	897	897
Total comprehensive income							257,863
Issuance of common shares and treasury stock under employee stock plans	7,632	76	(49,420)	(1,763)	135,618	—	84,511
Repurchase of common stock	(4,433)	(44)	—	—	(134,587)	—	(134,631)
Deferred compensation-RocketChips	—	—	504	—	—	—	504
Cash dividends declared ($0.20 per share)	—	—	—	(69,655)	—	—	(69,655)
Tax benefit from exercise of stock options	—	—	51,854	—	—	—	51,854
Balance at April 2, 2005	350,161	3,502	906,929	1,762,873	—	204	2,673,508
Components of comprehensive income:							
Net income	—	—	—	354,149	—	—	354,149
Net unrealized gain on available-for-sale securities, net of taxes of $10,540	—	—	—	—	—	17,179	17,179
Net unrealized gain on hedging transactions, net of taxes	—	—	—	—	—	118	118
Cumulative translation adjustment	—	—	—	—	—	(1,692)	(1,692)
Total comprehensive income							369,754
Issuance of common shares and treasury stock under employee stock plans	7,437	74	46,321	(13,009)	70,690	—	104,076
Reclassification of losses from reissuance of treasury stock (see Note 2)	—	—	502,552	(502,552)	—	—	—
Repurchase and retirement of common stock	(15,011)	(150)	(159,429)	(169,741)	(70,690)	—	(400,010)
Noncash compensation expense	31	—	735	—	—	—	735
Cash dividends declared ($0.28 per share)	—	—	—	(97,190)	—	—	(97,190)
Reversal of reserve for cost sharing as a result of Tax Court decision	—	—	44,713	—	—	—	44,713
Tax reconciliation and reclassification adjustments	—	—	(7,297)	—	—	—	(7,297)
Tax benefit from exercise of stock options	—	—	40,596	—	—	—	40,596
Balance at April 1, 2006	342,618	$3,426	$1,375,120	$1,334,530	$ —	$ 15,809	$2,728,885

See notes to consolidated financial statements.

Note 1. Nature of Operations

Xilinx designs, develops and markets programmable logic solutions, including advanced integrated circuits, software design tools, predefined system functions delivered as intellectual property cores, design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained from independent wafer manufacturers located primarily in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver silicon wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services. Xilinx is a global company with manufacturing and test facilities in the United States, Ireland and Singapore and sales offices throughout the world. The Company derives over one-half of its revenues from international sales, primarily in Europe, Japan and the Asia Pacific region.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly-owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2006 was a 52-week year ended on April 1, 2006. Fiscal 2005 was a 52-week year ended on April 2, 2005. Fiscal 2004 was a 53-week year ended on April 3, 2004. The additional week included in the third quarter of fiscal 2004 did not have a material effect on the results of operations. Fiscal 2007 will be a 52-week year ending on March 31, 2007.

Reclassifications

Certain immaterial amounts from the prior years have been reclassified to conform to the current year presentation. These changes had no impact on previously reported net income.

During the second quarter of fiscal 2006, the Company made a reclassification adjustment of $502.6 million between additional paid-in capital and retained earnings. This reclassification adjustment was a result of miscalculations on the gains and losses from the reissuance of the Company's treasury shares for fiscal 1995 through the first quarter of fiscal 2006. This miscalculation resulted in an intra-equity reclassification between additional paid-in capital and retained earnings and had no impact on the Company's earnings, financial trends or ratios in any period. Total stockholders' equity remained unchanged after the reclassification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts and customer returns, potential reserves relating to litigation and tax matters as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. Short-term investments consist of tax-advantaged municipal bonds, commercial paper, government agency bonds and bank certificates of deposit with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Short-term investments also include taxable and tax-advantaged auction rate securities. Long-term investments consist of U.S. Treasury notes, corporate bonds, government agency bonds and tax-advantaged municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. As of April 1, 2006, the Company classified $37.3 million in fair value ($32.2 million in adjusted cost) of the UMC investment as short-term because the Company intends to sell this portion of the investment within the next 12 months. The remaining portion of the UMC investment and all other equity investments are classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. Treasury notes. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars with investments in non-U.S. based issuers. All investments are made pursuant to corporate investment policy guidelines. Investments include Euro commercial paper, Euro dollar bonds, Euro dollar floaters (Euro dollar bonds with coupon resets at predetermined intervals) and offshore money market funds.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity at April 1, 2006 or April 2, 2005. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income and other, net. The fair values for marketable debt and equity securities are based on quoted market prices. The cost of securities matured or sold is based on the specific identification method.

Xilinx adopted the provisions of FSP 115-1 on January 1, 2006. Beginning in the fourth quarter of fiscal 2006, the Company assessed other-than-temporary impairment of debt and equity securities in accordance with FSP 115-1. In determining whether a decline in value of non-marketable equity investments in private companies is other-than-temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash and the investee's need for possible additional funding at a lower valuation. When a decline in value is deemed to be other-than-temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Accounts Receivable

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of Xilinx's accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. Xilinx writes off accounts receivable against the allowance when Xilinx determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

	April 1, 2006	April 2, 2005
	(In thousands)	
Raw materials	$ 10,390	$ 8,589
Work-in-process	137,939	122,788
Finished goods	52,700	54,345
	$201,029	$185,722

The Company reviews and sets standard costs quarterly to approximate current actual manufacturing costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of forecasted spending over projected volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of two to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $53.3 million, $51.9 million and $53.7 million for fiscal 2006, 2005 and 2004, respectively.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

The Company evaluates the carrying value of long-lived assets and certain identifiable intangible assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

As required by SFAS 142, goodwill is not amortized but is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Based on the impairment review performed during the fourth quarter of fiscal 2006, there was no impairment of goodwill in fiscal 2006. Unless there are indicators of impairment, our next impairment review for RocketChips, Triscend, HDI and AccelChip goodwill will be performed and completed in the fourth quarter of fiscal 2007. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributor's end customers. For fiscal 2006, approximately 86% of Xilinx's net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. The Company maintains system controls to validate distributor data and verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point Xilinx has a legally enforceable right to collection under normal payment terms.

Revenue from sales to direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no formal acceptance provisions with direct customers.

Revenue from software term licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from support products, which includes software and services sales, was less than 8% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in the consolidated statements of income under interest income and other, net. The remeasurement gains or losses were immaterial for fiscal 2006, 2005 and 2004.

The local currency is the functional currency for each of the Company's other wholly-owned foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities (i.e. cumulative translation adjustment) are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx may use derivative financial instruments to hedge foreign currency, equity and interest rate market exposures of underlying assets and liabilities. The Company does not enter into derivative financial instruments for trading or speculative purposes. As of April 1, 2006, the Company had approximately U.S. $32.8 million of outstanding forward currency exchange contracts against the Euro, Japanese Yen and Singapore dollar which expire at various dates between April 2006 and June 2007. The net unrealized gain or loss which approximates the fair market value of the above contracts was immaterial at April 1, 2006. As of April 2, 2005, the Company had approximately U.S. $4.6 million of outstanding forward currency exchange contracts against the Euro which expired in April and September 2005. The net unrealized gain or loss which approximates the fair market value of these contracts was immaterial at April 2, 2005.

Stock-Based Compensation

The Company has accounted for stock-based compensation under APB 25 and related interpretations, using the intrinsic value method. In addition, the Company has adopted the disclosure requirements related to its stock plans according to SFAS No. 123 as amended by SFAS No. 148 "Accounting for Stock-

Based Compensation—Transition and Disclosure" (SFAS 148). See, however, the discussion of SFAS No. 123(R) under "Recent Accounting Pronouncements" below regarding future accounting for stock-based compensation.

As required by SFAS 148, the following table shows the estimated effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation:

	2006	2005	2004
	(In thousands, except per share amounts)		
Net income as reported	$354,149	$ 312,723	$ 302,989
Deduct: Stock-based employee compensation expense determined under fair value method for all awards, net of tax	(82,956)	(119,237)	(103,075)
Pro forma net income	$271,193	$ 193,486	$ 199,914
Net income per share:			
Basic—as reported	$ 1.01	$ 0.90	$ 0.89
Basic—pro forma	$ 0.78	$ 0.56	$ 0.59
Diluted—as reported	$ 1.00	$ 0.87	$ 0.85
Diluted—pro forma	$ 0.76	$ 0.54	$ 0.56

The fair values of stock options and stock purchase plan rights under the Company's stock option plans and employee stock purchase plan were estimated as of the grant date using the Black-Scholes option-pricing model. The Black-Scholes model was originally developed for use in estimating a fair value of traded options and requires the input of highly subjective assumptions including expected stock price volatility. The Company's stock options and stock purchase plan rights have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates. In the first quarter of fiscal 2006, the Company modified its volatility assumption to use implied volatility for options granted. Previously, the Company used only historical volatility in deriving its volatility assumption. Management determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. Calculated under SFAS 123, the per share weighted-average fair values of stock options granted during fiscal 2006, 2005 and 2004 were $7.99, $16.68 and $13.38, respectively. The pro forma stock-based employee compensation expense for fiscal 2005 has been adjusted for changes in the application of volatility assumptions used in estimating the fair value of employee stock options issued during this annual period. The adjustment had no material impact to the pro forma consolidated financial statements. The per share weighted-average fair values of stock purchase rights granted under the Company's stock purchase plan during fiscal 2006, 2005 and 2004 were $7.89, $12.59 and $12.53, respectively. The fair value of stock options and stock purchase plan rights granted in fiscal 2006, 2005 and 2004 were estimated at the date of grant using the following weighted average assumptions:

	Stock Options			Stock Purchase Plan		
	2006	2005	2004	2006	2005	2004
Expected life of options (years)	4.8 to 5.0	4.7	4.5	0.5 to 2.0	0.5 to 2.0	0.5
Expected stock price volatility	0.29 to 0.36	0.66	0.61	0.27 to 0.46	0.36 to 0.51	0.40 to 0.83
Risk-free interest rate	3.7% to 4.8%	3.6%	2.8%	1.9% to 4.6%	1.0% to 2.7%	1.0% to 1.2%
Dividend yield	1.0% to 1.1%	0.7%	0.0%	1.2% to 1.4%	0.6% to 0.7%	0.0%

Income Taxes

All income tax amounts reflect the use of the liability method under SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Therefore, the Company is required to adopt the standard effective with its 2007 fiscal year. The Company does not expect the adoption of SFAS 151 to have a significant impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment." This statement replaces SFAS No. 123 and supersedes APB 25. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC's interpretation of SFAS 123(R) and the valuation of share-based payments for public companies. SFAS 123(R) will require the Company to measure the cost of all employee stock-based compensation awards that are expected to be exercised and which are granted after the effective date based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123(R) will become effective for annual periods beginning after June 15, 2005. SFAS 123(R) permits public companies to adopt its requirements using either prospective recognition of compensation expense or retrospective recognition. The Company will implement the standard for the fiscal year beginning April 2, 2006 using the modified-prospective method. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Company's results of operations. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and the stock price.

In December 2004, the FASB issued FASB Staff Position (FSP) No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). On October 22, 2004, the American Jobs Creation Act of 2004 (the AJCA) was signed into law. The AJCA provides a one-time 85% dividends received deduction for certain foreign earnings that are repatriated under a plan for reinvestment in the U.S., provided certain criteria are met. FSP 109-2 is effective immediately and provides accounting and disclosure guidance for the repatriation provision. During the third quarter of fiscal 2006, the Company's Chief Executive Officer and its Board of Directors approved a domestic reinvestment plan to repatriate $500.0 million of permanently reinvested earnings from the Company's foreign subsidiaries qualifying for the 85% dividends received deduction under the AJCA. The tax effect of the repatriation dividend was recorded during the third quarter of fiscal 2006 resulting in an approximate increase in federal income tax expense of $22.2 million and state income tax of $2.7 million, net of federal benefit.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides for known product issues if a loss is probable and can be reasonably estimated. The following table presents a reconciliation of the Company's product warranty liability, which is included in other accrued liabilities on the Company's consolidated balance sheet:

	2006	2005
	(In thousands)	
Balance at beginning of fiscal year	$ —	$ 5,905
Provision	2,199	3,426
Utilized	(1,306)	(5,845)
Adjustments	—	(3,486)
Balance at end of fiscal year	$ 893	$ —

The Company generally sells its products with a limited indemnification of customers against intellectual property infringement claims related to the Company's products. Xilinx has historically received only a limited number of requests for indemnification under these provisions and has not been requested to make any significant payments pursuant to these provisions.

Concentrations of Credit Risk

On April 26, 2005, two of the Company's distributors, Avnet and Memec, announced that they had reached a definitive agreement for Avnet to acquire Memec. On July 5, 2005, Avnet announced that it had completed its acquisition of Memec. As of April 1, 2006 and April 2, 2005, the combined Avnet/Memec entity accounted for 78% and 88% of the Company's total accounts receivable, respectively. Had this acquisition been completed for all periods presented, resale of product through this combined entity would have accounted for 70%, 76% and 78% of the Company's worldwide net revenues in fiscal 2006, 2005 and 2004, respectively. The Company monitors the creditworthiness of its distributors and believes their sales to diverse end customers and to diverse geographies further serve to mitigate the Company's exposure to credit risk.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. Xilinx generally does not require collateral for receivables from its end customers or from distributors. In the event of termination of a distributor agreement, inventory held by the distributor must be returned.

No end customer accounted for more than 10% of net revenues in fiscal 2006, 2005 or 2004.

The Company mitigates concentrations of credit risk in its investments in debt securities by investing more than 80% of its portfolio in AA or higher grade securities as rated by Standard & Poor's. Additionally, Xilinx limits its investments in the debt securities of a single issuer and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. At April 1, 2006, 85% and 15% of its investments in debt securities were domestic and foreign issuers, respectively, and 57% were issued by corporate entities and 43% by government agencies and municipalities.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a substantial majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Note 3. Investment in United Microelectronics Corporation

In September 1995, Xilinx, UMC and other parties entered into a joint venture, known as USIC, to construct a wafer fabrication facility in Taiwan. The Company made a total cumulative cash investment of $107.1 million in USIC. The investment entitled Xilinx to receive up to 31.25% of USIC's wafer capacity.

In January 2000, USIC merged into UMC and Xilinx's equity position in USIC converted into common shares of UMC, which are publicly traded on the Taiwan Stock Exchange. As a result of this merger, Xilinx received approximately 222.0 million shares of UMC common stock, which represented approximately 2% of the combined UMC Group, and the Company recognized a non-cash gain of $674.7 million ($398.1 million net of taxes) in fiscal 2000. Since the merger, Xilinx has received a total of approximately 215.0 million UMC shares in six separate annual stock dividend distributions increasing the Company's investment holdings to approximately 437.0 million shares. The Company retains wafer capacity rights in UMC equivalent to those it previously had in USIC, so long as it retains a certain percentage of its original UMC shares. If the Company's holdings fall below the specified level, its wafer capacity rights would be prorated in accordance with the number of UMC shares held.

Restrictions on the sale of these shares, imposed by UMC and the Taiwan Stock Exchange, began to expire in July 2000 and fully expired in January 2004. As of April 1, 2006, the entire UMC investment was unrestricted.

At April 1, 2006, the fair value of the Company's equity investment in UMC stock totaled $276.5 million on the Company's consolidated balance sheet. The Company accounts for its investment in UMC as available-for-sale marketable securities in accordance with SFAS 115.

The following table summarizes the cost basis and fair values of the investment in UMC:

	April 1, 2006		April 2, 2005	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
	(In thousands)			
Current portion	$ 32,235	$ 37,285	$ —	$ —
Long-term portion	206,807	239,209	239,064	246,110
Total investment	$239,042	$276,494	$239,064	$246,110

During fiscal 2006, the fair value of the UMC investment increased by $30.4 million. At April 1, 2006, the Company recorded $14.2 million of deferred tax liabilities and a net $23.2 million balance in accumulated other comprehensive income associated with the UMC investment. As of April 1, 2006, the Company classified $37.3 million in fair value ($32.2 million in adjusted cost) of the UMC investment as short-term because the Company intends to sell this portion of the investment within the next 12 months.

Note 4. Financial Instruments

The following is a summary of available-for-sale securities:

	April 1, 2006				April 2, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Money market funds	$ 52,104	$ —	$ —	$ 52,104	$ 105,672	$ —	$ —	$ 105,672
Bank certificates of deposit	245,001	—	—	245,001	50,001	—	—	50,001
Commercial paper	404,581	—	—	404,581	344,322	—	—	344,322
Corporate bonds	160,123	—	(5,324)	154,799	357,351	2,075	(6,248)	353,178
Auction rate securities	121,307	—	(34)	121,273	129,291	—	(50)	129,241
Municipal bonds	438,912	207	(5,756)	433,363	417,628	446	(4,297)	413,777
U.S. Treasury notes	9,431	—	(149)	9,282	33,851	—	(648)	33,203
Government agency bonds	101,608	—	(2,616)	98,992	126,818	18	(2,195)	124,641
Investment in UMC	239,042	37,452	—	276,494	239,064	7,046	—	246,110
Investment—other	52	86	—	138	9	—	—	9
	$1,772,161	$37,745	$(13,879)	$1,796,027	$1,804,007	$ 9,585	$(13,438)	$1,800,154
Included in:								
Cash and cash equivalents				$ 701,686				$ 375,278
Short-term investments				201,551				412,170
Long-term investments				616,296				766,596
Investment in UMC, current				37,285				—
Investment in UMC, long-term				239,209				246,110
				$1,796,027				$1,800,154

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position for the length of time specified, at April 1, 2006 and April 2, 2005:

	April 1, 2006					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate bonds	$ 61,189	$(2,326)	$ 92,820	$(2,998)	$154,009	$ (5,324)
Auction rate securities	9,966	(34)	—	—	9,966	(34)
Municipal bonds	317,032	(4,501)	65,707	(1,255)	382,739	(5,756)
U.S. Treasury notes	3,987	(14)	5,295	(135)	9,282	(149)
Government agency bonds	63,161	(1,430)	35,791	(1,186)	98,952	(2,616)
	$455,335	$(8,305)	$199,613	$(5,574)	$654,948	$(13,879)

	April 2, 2005					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Corporate bonds	$ 67,503	$(426)	$244,709	$ (5,822)	$312,212	$ (6,248)
Auction rate securities	3,711	—	4,950	(50)	8,661	(50)
Municipal bonds	35,728	(169)	305,268	(4,128)	340,996	(4,297)
U.S. Treasury notes	—	—	33,203	(648)	33,203	(648)
Government agency bonds	30,382	(234)	92,734	(1,961)	123,116	(2,195)
	$137,324	$(829)	$680,864	$(12,609)	$818,188	$(13,438)

The gross unrealized losses on these investments were primarily due to interest rate fluctuations and market-price movements. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments at April 1, 2006 and April 2, 2005 were temporary in nature. The Company has the ability and intent to hold these investments until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments.

The amortized cost and estimated fair value of marketable debt securities (bank certificates of deposit, commercial paper, corporate bonds, auction rate securities, municipal bonds, U.S. Treasury notes and government agency bonds) at April 1, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 852,058	$ 851,133
Due after one year through five years	443,245	433,135
Due after five years through ten years	107,326	105,184
Due after ten years	78,334	77,839
	$1,480,963	$1,467,291

Certain information related to available-for-sale securities is as follows:

	2006	2005	2004
		(In thousands)	
Gross realized gains on sale of available-for-sale securities	$ 169	$ 1,301	$ 7,360
Gross realized losses on sale of available-for-sale securities	(5,150)	(796)	(710)
Net realized gains (losses) on sale of available-for-sale securities	$(4,981)	$ 505	$ 6,650
Amortization of (premiums) discounts on available-for-sale securities	$(7,798)	$(4,146)	$(4,427)

Note 5. Balance Sheet Information

The following tables disclose those current assets, long-term other assets and current liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

	April 1, 2006	April 2, 2005
	(In thousands)	
Prepaid expenses and other current assets:		
Advances for wafer purchases	$ 48,281	$41,697
Income tax refund receivable	28,624	—
Prepaid expenses	14,484	8,621
Interest receivable	10,229	11,732
Other	18,266	4,426
	$119,884	$66,476

	April 1, 2006	April 2, 2005
	(In thousands)	
Other assets:		
Affordable housing credit investments	$ 45,878	$12,287
Deferred tax assets	32,454	31,742
Advances for wafer purchases	24,042	8,303
Deferred compensation plan	19,071	13,807
Investments in non-marketable equity securities	17,081	17,912
Investments in intellectual property and licenses	16,563	—
Other	8,713	5,947
	$163,802	$89,998
Accrued payroll and related liabilities:		
Accrued compensation	$ 47,932	$37,529
Deferred compensation plan liability	22,485	16,435
Other	8,843	7,652
	$ 79,260	$61,616

No individual amounts within other accrued liabilities exceed 5% of total current liabilities at April 1, 2006 or April 2, 2005.

Note 6. Impairment Losses

The Company recognized impairment losses on investments of $1.4 million and $3.1 million during fiscal 2006 and 2005, respectively, related to non-marketable equity securities in private companies. These impairment losses resulted from certain investees diluting Xilinx's investment through the receipt of an additional round of investment at a lower valuation or from the liquidation of certain investees.

During the fourth quarter of fiscal 2004, the Company sold excess facilities consisting of two buildings and land near downtown San Jose, California for $33.8 million ($32.0 million, net of selling costs). After recognizing previous impairment losses on these excess facilities of $53.8 million in fiscal 2003 and $3.4 million in fiscal 2004, there was no gain or loss on the sale of the buildings and land.

Note 7. Commitments

Xilinx leases some of its facilities and office buildings under operating leases that expire at various dates through February 2026. During the third quarter of fiscal 2006, Xilinx entered into a land lease in conjunction with the Company's new building investment in Singapore. The land lease expires in November 2035 and is classified as an operating lease. Some of the operating leases require payment of operating costs, including property taxes, repairs, maintenance and insurance. Approximate future minimum lease payments under operating leases are as follows:

Fiscal Year	(In thousands)
2007	$ 6,949
2008	5,714
2009	4,952
2010	3,923
2011	2,774
Thereafter	8,428
	$32,740

Most of the Company's leases contain renewal options for varying terms. Rent expense, net of rental income, under all operating leases was $6.5 million for fiscal 2006, $5.0 million for fiscal 2005 and $3.3 million for fiscal 2004.

In November 2005, Xilinx announced a $40.0 million investment in a new building in Singapore, the Company's Asia Pacific regional headquarters. As of April 1, 2006, approximately $39.0 million of the Company's investment commitment remains outstanding. The project is expected to be completed in June 2007.

Other commitments at April 1, 2006 totaled $76.8 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly and test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of April 1, 2006, the Company has $15.6 million of non-cancelable license obligations to providers of electronic design automation software expiring at various dates through December 2007.

In the fourth quarter of fiscal 2005, the Company committed up to $20.0 million to acquire, in the future, rights to intellectual property. License payments will be amortized over the useful life of the intellectual property acquired.

Note 8. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 6.0 million, 10.4 million and 13.1 million common equivalent shares attributable to outstanding stock options for fiscal 2006, 2005 and 2004, respectively, that are not included in basic net income per common share.

Outstanding out-of-the-money stock options to purchase approximately 31.1 million, 28.9 million and 21.1 million shares, for fiscal 2006, 2005 and 2004, respectively, under the Company's stock option plans were excluded from diluted net income per common share, applying the treasury stock method, as their inclusion would have been antidilutive. These options could be dilutive in the future if the Company's average share price increases and is greater than the exercise price of these options.

Note 9. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, foreign currency translation adjustments and hedging transactions.

The components of comprehensive income are as follows

	2006	2005	2004
		(In thousands)	
Net income	$354,149	$312,723	$302,989
Net change in unrealized gain (loss) on available-for-sale securities, net of tax	15,287	(55,828)	70,974
Reclassification adjustment for (gains) losses on available-for-sale securities, net of tax, included in earnings	1,892	71	(2,615)
Net change in unrealized gain on hedging transactions, net of tax	118	—	—
Net change in cumulative translation adjustment	(1,692)	897	1,560
Comprehensive income	$369,754	$257,863	$372,908

The components of accumulated other comprehensive income at fiscal year-ends are as follows:

	April 1, 2006	April 2, 2005
	(In thousands)	
Accumulated unrealized gain (loss) on available-for-sale securities, net of tax	$14,797	$(2,382)
Accumulated unrealized gain on hedging transactions, net of tax	118	—
Accumulated cumulative translation adjustment	894	2,586
Accumulated other comprehensive income	$15,809	$ 204

The change in the accumulated unrealized gain on available-for-sale securities, net of tax, at April 1, 2006, primarily reflects the increase in value of the UMC investment since April 2, 2005 (see Note 3). In addition, the unrealized loss on the Company's short-term and long-term investments decreased by $2.7 million during fiscal 2006.

Note 10. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2.0 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of April 1, 2006 and April 2, 2005, no preferred shares were issued or outstanding.

Common Stock Repurchase Program

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock in the open market. During the first and second quarters of fiscal 2006, the Company completed its $250.0 million repurchase program announced in April 2004 by repurchasing 4.6 million shares for $123.7 million. On April 20, 2005, the Board authorized the repurchase of up to an additional $350.0 million of common stock and on February 9, 2006, the Board authorized the repurchase of up to an additional $600.0 million of common stock. These share repurchase programs have no stated expiration date. Through April 1, 2006, the Company had repurchased all of the common stock approved for repurchase under the $250.0 million program and $276.1 million of the $350.0 million of common stock approved for repurchase under the April 2005 authorization. Beginning with the third quarter of fiscal 2006, the Company adopted the policy of retiring all repurchased shares, and consequently, no treasury shares were held at April 1, 2006. The Company held no shares of treasury stock in conjunction with the stock repurchase program as of April 2, 2005 since all treasury shares had been reissued under the employee stock option plans.

During all four quarters of fiscal 2006, the Company entered into stock repurchase agreements with independent financial institutions. Under these agreements, Xilinx provided these financial institutions with up-front payments totaling $350.0 million for fiscal 2006. The financial institutions agreed to deliver to Xilinx a certain number of shares based upon the volume weighted-average price, during the contract period, less a specified discount. As of April 1, 2006, no up-front payment balances remained under these agreements. In addition, under the guidelines of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), Xilinx entered into other agreements with the same independent financial institutions in the first and second quarters of fiscal 2006 to repurchase additional shares on its behalf after the conclusion of the purchase periods of the aforementioned agreements. No such additional share repurchase arrangements existed in the third or fourth quarters of fiscal 2006.

During fiscal 2006, 2005 and 2004, the Company repurchased a total of 15.0 million, 4.4 million and 1.9 million shares of common stock for $400.0 million, $134.6 million and $62.8 million, respectively, as adjusted for accrued and unsettled transactions and including the amounts purchased by the independent financial institutions and remitted to the Company.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance to employees and directors of the Company total 88.3 million shares as of April 1, 2006, including 28.5 million shares available for future grants. Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. Options granted to date expire ten years from date of grant and vest at varying rates over two or four years.

A summary of the Company's Option Plans activity and related information are as follows:

	Shares Available for Options	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Exercise Price
	(Shares in thousands)		
March 29, 2003	23,633	57,911	$25.14
Additional shares reserved	13,448	—	—
Granted	(9,714)	9,714	$26.43
Exercised	—	(8,162)	$10.07
Forfeited	1,340	(1,340)	$39.36
April 3, 2004	28,707	58,123	$27.13
Additional shares reserved	13,560	—	—
Granted	(9,810)	9,810	$37.12
Exercised	—	(5,993)	$ 8.75
Forfeited	1,297	(1,297)	$40.78
April 2, 2005	33,754	60,643	$30.18
Granted	(8,489)	8,489	$25.91
Exercised	—	(6,090)	$11.71
Forfeited	3,212	(3,212)	$38.64
April 1, 2006	28,477	59,830	$30.99

The above table includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

The following information relates to options outstanding and exercisable under the Option Plans at April 1, 2006:

Range of Exercise Prices	Options Outstanding: Options Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life (Years)	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Options Exercisable	Options Exercisable: Weighted Average Exercise Price
	(Shares in thousands)				
$0.57-$14.22	9,177	1.55	$10.50	9,173	$10.50
$14.50-$23.49	12,708	5.22	$22.02	10,778	$21.85
$23.53-$27.50	9,145	8.71	$25.85	2,458	$25.80
$27.51-$35.56	8,643	6.43	$32.24	6,224	$32.85
$35.57-$40.11	10,598	6.87	$38.91	7,165	$38.45
$40.24-$77.63	8,771	4.97	$54.84	8,595	$55.09
$79.69-$96.63	788	4.30	$88.63	787	$88.62
$0.57-$96.63	59,830	5.61	$30.99	45,180	$31.39

At April 2, 2005, 45.4 million options were exercisable at an average price of $29.25. At April 3, 2004, 44.0 million options were exercisable at an average price of $25.84.

Employee Qualified Stock Purchase Plan

Under the Company's 1990 Employee Qualified Stock Purchase Plan (Stock Purchase Plan), qualified employees can obtain a 24-month purchase right to purchase the Company's common stock at the end of six-month exercise periods. Participation is limited to 15% of the employee's annual earnings up to a maximum of $21,250 in a calendar year. More than 80% of all eligible employees participate in the Stock Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month exercise period. Employees purchased 1.4 million shares for $33.0 million in fiscal 2006, 1.6 million shares for $32.1 million in fiscal 2005 and 1.7 million shares for $27.0 million in fiscal 2004. On August 4, 2005, the stockholders approved an amendment to increase the authorized number of shares available for issuance under the Stock Purchase Plan by 7.0 million shares. At April 1, 2006, 8.0 million shares were available for future issuance.

Note 11. Income Taxes

The provision for income taxes consists of the following:

		2006	2005	2004
			(In thousands)	
Federal:	Current	$ 42,382	$ (3,025)	$(41,633)
	Deferred	29,804	57,414	49,129
		72,186	54,389	7,496
State:	Current	4,130	(608)	2,248
	Deferred	(2,148)	1,478	146
		1,982	870	2,394
Foreign:	Current	29,909	31,902	36,966
	Deferred	(1,624)	660	699
		28,285	32,562	37,665
Total		$102,453	$87,821	$ 47,555

The domestic and foreign components of income before income taxes were as follows:

	2006	2005	2004
Domestic	$ 59,966	$ 59,042	$ (9,319)
Foreign	396,636	341,502	359,863
Income before income taxes	$456,602	$400,544	$350,544

The tax benefits associated with stock option exercises and the employee stock purchase plan were $40.6 million, $51.9 million and $109.2 million, for fiscal 2006, 2005 and 2004, respectively. Such benefits are credited to additional paid-in capital when realized. The Company has federal tax loss carryforwards of approximately $7.5 million, federal foreign tax credit carryforwards of approximately $14.5 million, federal and state R&D tax credit carryforwards of approximately $90.0 million, federal affordable housing tax credit carryforwards of approximately $34.3 million and other federal and state credit carryforwards of approximately $1.0 million. If unused, $104.7 million of the tax credit carryforwards will expire in 2007 through 2026. Unremitted foreign earnings that are considered to be permanently invested outside the United States and on which no U.S. taxes have been provided, are approximately $332.2 million as of April 1, 2006. The residual U.S. tax liability, if such amounts were remitted, would be approximately $97.6 million.

The provision for income taxes reconciles to the amount obtained by applying the Federal statutory income tax rate to income before provision for taxes as follows:

	2006	2005	2004
		(In thousands)	
Income before provision for taxes	$456,602	$400,544	$350,544
Federal statutory tax rate	35%	35%	35%
Computed expected tax	159,811	140,190	122,690
State taxes, net of federal benefit	(1,233)	565	1,556
Tax exempt interest	(4,196)	(4,370)	(4,005)
Foreign earnings at lower tax rates	(51,430)	(41,508)	(32,327)
Effect of IRS settlements	(9,434)	(4,669)	(34,418)
Tax credits	(7,674)	(9,304)	(5,619)
AJCA dividend	24,886	—	—
Correction of deferred accounting for investment in UMC	(9,816)	—	—
Release of valuation allowance	(8,936)	—	—
Deferred compensation	3,752	3,924	688
Write-off of in-process R&D	1,575	2,519	—
Other	5,148	474	(1,010)
Provision for income taxes	$102,453	$ 87,821	$ 47,555

During fiscal 2006, the Company's Chief Executive Officer and its Board of Directors approved a domestic reinvestment plan to repatriate $500.0 million of earnings from the Company's foreign subsidiaries. This plan qualifies for the 85% dividends received deduction provided for under the AJCA of 2004. The AJCA repatriation dividend was paid in March 2006, out of income considered permanently reinvested outside the United States. Accordingly, tax was recorded on the dividend under the beneficial provisions of the AJCA and is reflected in the analysis of the effective tax rate presented above.

The Company has operations in Ireland and Singapore. In Ireland, the Company operates under a special tax ruling granted for manufacturing status. Under the ruling, the majority of the income earned in Ireland is subject to tax at 10%. The ruling granting manufacturing status is effective through fiscal 2010. The tax benefit from this special status for fiscal 2006 is approximately $3.2 million on income considered permanently reinvested outside the United States. The Company has been granted "Pioneer Status" in Singapore that is effective through fiscal 2021. The Pioneer Status reduces the Company's tax on the majority of Singapore income from 20% to zero. The benefit of Pioneer Status in Singapore for fiscal 2006 is approximately $9.6 million ($0.03 per share) on income considered permanently reinvested outside the United States. The tax effect of these low tax jurisdictions on the Company's overall tax rate is reflected in the table above.

During the fourth quarter of fiscal 2006, the provision for income taxes was reduced by a net tax benefit of $8.9 million ($0.03 per share) for the correction of certain individually immaterial adjustments primarily related to prior periods. The reduction in the provision for income taxes was primarily due to a $9.8 million error adjustment in prior periods associated with an overstatement of the carrying value of deferred tax liabilities. The taxable temporary difference was related to differences in the book and tax basis of the investment in UMC. This reduction was partially offset by a $3.9 million adjustment related to the overstatement of foreign tax credits in prior periods. This amount has been included in "Foreign earnings at lower tax rates" in the table above. Additionally, offsetting adjustments of $5.6 million and $5.7 million were recorded, resulting in a net increase of $100 thousand to the provision for income taxes. These adjustments were related to stock option recharges to the Company's Irish subsidiary for fiscal 1997 to 2005 inclusive, and stock option compensation of an acquired company for fiscal 2001 to 2005, inclusive. The net impact of these two adjustments have been included in "Other" in the table above. The remaining balance of $3.1 million was primarily related to state tax benefit on the aforementioned items, which has been included in "State taxes, net of federal benefit" in the table above.

The Company has reviewed these items and determined that they are not material, individually or in the aggregate, to the period in which they were recorded or to previously reported financial statements.

Accordingly, the Company has concluded that correcting such amounts in the fourth quarter of fiscal 2006, as opposed to restating prior periods, is appropriate.

The major components of deferred tax assets and liabilities consist of the following at April 1, 2006 and April 2, 2005:

	2006	2005
	(In thousands)	
Deferred tax assets:		
Inventory valuation differences	$ 10,686	$ 10,400
Deferred income on shipments to distributors	35,713	28,310
Nondeductible accrued expenses	33,523	29,467
Tax loss carryforwards	7,454	7,402
Tax credit carryforwards	139,858	127,125
Unrealized losses on available-for-sale securities	—	1,471
Intangible and fixed assets	5,906	13,778
Strategic and equity investments	10,448	7,614
Deferred compensation plan	9,008	6,725
Other	2,083	10,265
Total deferred tax assets	254,679	242,557
Deferred tax liabilities:		
Unremitted foreign earnings	(129,107)	(66,396)
Capital gain from merger of USIC with UMC	(48,001)	(57,818)
Unrealized gains on available-for-sale securities	(9,069)	—
State income taxes	(14,791)	(17,331)
Other	(2,392)	(2,196)
Total deferred tax liabilities	(203,360)	(143,741)
Valuation allowance	(90)	(9,026)
Total net deferred tax assets	$ 51,229	$ 89,790

Deferred taxes of $32.5 million and $31.7 million at April 1, 2006 and April 2, 2005, respectively, are included in other assets on the consolidated balance sheet (see Note 5).

As of April 1, 2006 and April 2, 2005, the Company had a valuation allowance for the deferred tax assets relating to certain California tax credit carryforwards. The valuation allowance has been reduced by $8.9 million as management has determined that it is more likely than not that these credits will be utilized. Approximately $3.5 million was utilized to offset California tax expense on the AJCA repatriation dividend.

The Company was under examination by the IRS for its fiscal 1996 through 2001 tax years. All issues were settled with the exception of issues related to the cost sharing of stock options. On August 30, 2005, the U.S. Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The U.S. Tax Court agreed with the Company that no amount for stock options is to be included in the cost sharing agreement. The U.S. Tax Court determined that the Company has no tax, interest or penalties due for this issue. The decision documents are expected to be filed, jointly by the Company and the IRS, with the Tax Court. After the Tax Court enters the decision, the IRS will have 90 days within which to appeal the decision to the Ninth Circuit Court of Appeals.

Note 12. Segment Information

Xilinx designs, develops, and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment. Xilinx sells its products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

Enterprise wide information is provided in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Geographic revenue information for fiscal 2006, 2005 and 2004 reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and goodwill. Property, plant and equipment information is based on the physical location of the asset at the end of each fiscal year while goodwill is based on the location of the owning entity.

Net revenues by geographic region were as follows:

	2006	2005	2004
		(In thousands)	
United States	$ 676,778	$ 609,604	$ 525,312
Foreign:			
Other North America	38,074	45,505	67,189
Europe	352,841	326,100	270,324
Japan	251,836	224,157	203,652
China	162,400	161,300	111,200
Other Asia Pacific/Rest of World	244,321	206,567	220,169
Total Foreign	1,049,472	963,629	872,534
Worldwide total	$1,726,250	$1,573,233	$1,397,846

Net long-lived assets by country at fiscal year-ends were as follows:

	April 1, 2006	April 2, 2005	April 3, 2004
		(In thousands)	
United States	$384,751	$371,380	$361,058
Foreign:			
Ireland	74,919	78,908	80,365
Other	23,671	13,643	5,318
Total Foreign	98,590	92,551	85,683
Worldwide total	$483,341	$463,931	$446,741

Note 13. Litigation Settlements and Contingencies

The Company filed petitions with the U.S. Tax Court in response to assertions by the IRS that the Company owed additional tax for fiscal 1996 through 2000 (see Note 11). Other than these petitions, Xilinx knows of no legal proceedings contemplated by any governmental authority or agency against the Company.

During the first quarter of fiscal 2004, Xilinx recorded a $6.4 million expense related to a litigation settlement with Aldec, Inc. and a contingent liability with Rep'tronic. In the second quarter of fiscal 2006, the Company accrued an additional $3.2 million that represented anticipated payments for liability for legal contingencies.

The Company allowed sales representative agreements with three related European entities, Rep'tronic S.A., Rep'tronic España, and Acsis S.r.l., a Rep'tronic Company (collectively Rep'tronic) to expire pursuant to their terms on March 31, 2003. Rep'tronic pursued claims allegedly arising from the expiration of these contracts against Xilinx Ireland and Xilinx SARL in the High Court of Ireland, the Labor Court of Versailles (France) and the Commercial Court of Versailles (France). The proceeding in the French Commercial Court was decided in favor of the Company in June 2005. In November 2005, the Company settled all outstanding litigation with Rep'tronic. The settlement payment was provided for through prior accruals through the second quarter of fiscal 2006 under SFAS No. 5, "Accounting for Contingencies."

On October 17, 2005, a patent infringement lawsuit was filed by Lizy K. John against Xilinx, Inc. in the U.S. District Court for the Eastern District of Texas, Marshall Division. John seeks an injunction, unspecified damages and attorneys' fees. The Company filed its answer on January 2, 2006, denying John's allegations and alleging that the John patent is invalid and unenforceable because of inequitable conduct and failure to disclose information that was material to the prosecution of the John patent. John filed her reply on January 20, 2006. On May 8, 2006, the Court issued a Notice of Scheduling Conference, Proposed Deadlines for Docket Control Order and Discovery Order. The Order sets the scheduling conference on June 6, 2006, the claim construction hearing on March 22, 2007, the pretrial conference on August 30, 2007 and jury selection to commence on September 4, 2007. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

Except as stated above, there are no pending legal proceedings of a material nature to which the Company is a party or of which any of its property is the subject.

Note 14. Business Combinations

AccelChip, Inc.

In January 2006, Xilinx completed the acquisition of AccelChip, Inc. (AccelChip), a privately-held company that provides MATLAB(R) synthesis software tools for designing digital signal processing systems. The AccelChip acquisition aligns with Xilinx's strategy for its existing DSP products and product development roadmaps, since both AccelChip and Xilinx have significant customer overlap and synergy across the digital communications, multimedia, video and imaging, and defense systems market segments. The acquisition was accounted for under the purchase method of accounting. The total purchase price for AccelChip was $19.6 million in cash, including $436 thousand of acquisition related costs. In connection with the transaction, Xilinx recorded a charge to operations for acquired in-process research and development of $4.5 million. In addition, Xilinx recorded approximately $8.9 million of goodwill and $9.7 million of other intangible assets, which resulted in amortization expense of approximately $500 thousand in fiscal 2006. The financial results for AccelChip are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of AccelChip prior to the acquisition. Xilinx had an equity investment in AccelChip of $2.6 million prior to the acquisition. The investment, which was included in the total purchase price of $19.6 million, was previously accounted for under the cost method of accounting.

Following is the purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount (In thousands)	Amortization Life
Current assets	$ 126	
Long-term tangible assets	46	
Goodwill	8,874	
Other intangible assets:		
Developed technology	6,100	5 years
Customer base	1,800	3 years
Tradename	1,800	3 years
Acquired in-process research and development	4,500	
Liabilities assumed	261	
Deferred tax liabilities	(3,880)	
Total purchase price	$19,627	

Hier Design Inc.

In June 2004, Xilinx completed the acquisition of Hier Design Inc. (HDI), a privately held electronic design automation company with expertise in hierarchical floorplanning and analysis software for high-performance field programmable gate array design. The acquisition was accounted for under the purchase method of accounting. The total purchase price for HDI was $20.7 million in cash plus $275 thousand of acquisition related costs. In connection with the transaction, Xilinx recorded a charge to operations for acquired in-process research and development of approximately $7.2 million. In addition, Xilinx recorded approximately $7.8 million of goodwill and $9.9 million of other intangible assets. The financial results for HDI are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of HDI prior to the acquisition.

Following is the purchase price allocation based on the estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount (In thousands)	Amortization Life
Current assets	$ 21	
Long-term tangible assets	29	
Goodwill	7,811	
Other intangible assets:		
Developed technology	8,797	5 years
Noncompete agreements	704	2.5 years
Patents	417	5 years
Acquired in-process research and development	7,198	
Deferred tax liabilities	(3,967)	
Total purchase price	$21,010	

Triscend Corporation

In March 2004, Xilinx completed the acquisition of Triscend Corporation (Triscend), a privately held fabless semiconductor company with expertise in configurable embedded microcontroller technology. The acquisition was accounted for under the purchase method of accounting. The total purchase price for Triscend was $30.0 million in cash plus $1.2 million of acquisition related costs. Xilinx recorded a charge to operations upon consummation of the transaction for acquired in-process research and development of approximately $7.0 million. In addition, Xilinx recorded approximately $10.9 million of goodwill and $7.9 million of other intangible assets. The financial results for Triscend are included in the Company's consolidated results from the date of acquisition. Pro forma information is not presented due to the immateriality of the operating results of Triscend prior to the acquisition.

Following is the purchase allocation based on estimated fair value of the assets acquired and liabilities assumed. Management considered a number of factors, including an independent appraisal and expected uses of assets and dispositions of liabilities, in determining the final purchase price allocation.

	Amount (In thousands)	Amortization Life
Current assets	$11,282	
Long-term tangible assets	340	
Goodwill	10,879	
Other intangible assets:		
Patents	7,194	5 years
Customer base	760	3 years
Acquired in-process research and development	6,969	
Liabilities assumed	(6,216)	
Total purchase price	$31,208	

Note 15. Goodwill and Acquisition-Related Intangibles

As of April 1, 2006 and April 2, 2005, the gross and net amounts of goodwill and of acquisition-related intangibles for all acquisitions were as follows:

	2006	2005	Amortization Life
	(In thousands)		
Goodwill—gross	$176,608	$170,939	
Less accumulated amortization through fiscal 2002	51,524	51,524	
Goodwill—net	$125,084	$119,415	
Noncompete agreements—gross	$ 24,304	$ 24,304	2.5 to 3 years
Less accumulated amortization	24,116	23,835	
Noncompete agreements—net	188	469	
Patents—gross	22,752	22,752	5 to 7 years
Less accumulated amortization	15,288	11,804	
Patents—net	7,464	10,948	
Miscellaneous intangibles—gross	58,958	49,259	2 to 5 years
Less accumulated amortization	43,959	40,672	
Miscellaneous intangibles—net	14,999	8,587	
Total acquisition-related intangibles—gross	106,014	96,315	
Less accumulated amortization	83,363	76,311	
Total acquisition-related intangibles—net	$ 22,651	$ 20,004	

The goodwill balance at April 1, 2006, compared to the balance at April 2, 2005, reflects the addition of goodwill from the AccelChip acquisition of $8.9 million and reductions for a tax reclassification adjustment related to RocketChips' goodwill of $2.6 million and goodwill true-up adjustments of $617 thousand related to previous acquisitions.

Amortization expense for all intangible assets for fiscal 2006, 2005 and 2004 was $7.0 million, $6.7 million and $9.8 million, respectively. Intangible assets are amortized on a straight-line basis. Based on the carrying value of acquisition-related intangibles recorded at April 1, 2006, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for acquisition-related intangibles is expected to be as follows: 2007—$8.0 million; 2008—$6.8 million; 2009—$5.4 million; 2010—$1.5 million; 2011—$1.0 million.

Note 16. Employee Benefit Plans

Xilinx offers various retirement benefit plans for U.S. and non-U.S. employees. Total contributions to these plans are charged to operations and were $5.4 million, $5.1 million and $4.9 million in fiscal 2006, 2005 and 2004, respectively. For employees in the U.S., the Company provides discretionary 401(k) contributions when performance targets are met. As permitted under Section 401(k) of the Internal Revenue Code, Xilinx's 401(k) Plan (the 401(k) Plan) allows tax deferred salary deductions for eligible employees. The Compensation Committee of the Board of Directors administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 25% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Effective January 1, 2003, participants who have reached the age of 50 before the close of the plan year may be eligible to make catch-up salary deferral contributions, up to 25% of eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code.

The Company allows its U.S.-based officers, director-level employees, and its board members to defer a portion of their compensation under the Deferred Compensation Plan (the Plan). The Compensation Committee administers the Plan. At April 1, 2006, there were approximately 68 participants in the Plan who self-direct their contributions into investment options offered by the Plan. The Plan does not allow Plan participants to invest in Xilinx's stock. In the event Xilinx becomes insolvent, Plan assets are subject to the claims of the Company's general creditors. There are no Plan provisions that provide for any guarantees or minimum return on investments. At April 1, 2006, Plan assets were $19.1 million and obligations were $22.5 million. At April 2, 2005, Plan assets were $13.8 million and obligations were $16.4 million.

Note 17. Subsequent Event

On April 25, 2006, the Board of Directors approved an increase to the Company's quarterly common stock dividend from $0.07 per share to $0.09 per share, which is payable on May 31, 2006 to stockholders of record at the close of business on May 10, 2006.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of April 1, 2006 and April 2, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 1, 2006. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at April 1, 2006 and April 2, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 1, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Xilinx, Inc.'s internal control over financial reporting as of April 1, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
May 24, 2006

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Xilinx, Inc. maintained effective internal control over financial reporting as of April 1, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Xilinx, Inc. maintained effective internal control over financial reporting as of April 1, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 1, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of April 1, 2006 and April 2, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 1, 2006 of Xilinx, Inc. and our report dated May 24, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 24, 2006

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Year	Charged (Credited) to Income	Deductions(c)	Balance at End of Year
		(In thousands)		
For the year ended April 3, 2004:				
Allowance for doubtful accounts	$3,613	$ 226(a)	$ 26	$3,813
Allowance for customer returns	$ 5	$ 176	$ 5	$ 176
For the year ended April 2, 2005:				
Allowance for doubtful accounts	$3,813	$ —	$ 10	$3,803
Allowance for customer returns	$ 176	$(103)	$ 7	$ 66
For the year ended April 1, 2006:				
Allowance for doubtful accounts	$3,803	$ 582(b)	$783	$3,602
Allowance for customer returns	$ 66	$ 90	$ 61	$ 95

(a) In fiscal 2004, the entire $226 relates to the allowance recorded in the acquisition of Triscend which was not charged to operations.

(b) In fiscal 2006, the amount includes $382 of allowance recorded in the acquisition of AccelChip which was not charged to operations.

(c) Represents amounts written off against the allowances or customer returns.

SUPPLEMENTARY FINANCIAL DATA
Quarterly Data (Unaudited)

Year ended April 1, 2006(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenues	$405,379	$398,929	$449,605	$472,337
Gross margin	246,897	244,961	283,129	294,144
Income before income taxes	99,793	98,254(2)	130,780	127,775(3)
Net income	76,841	85,598(4)	80,969(5)	110,741(6)
Net income per common share: (7)				
Basic	$ 0.22	$ 0.25	$ 0.23	$ 0.32
Diluted	$ 0.21	$ 0.24	$ 0.23	$ 0.32
Shares used in per share calculations:				
Basic	350,705	349,254	348,203	344,683
Diluted	358,038	356,360	353,237	350,241
Cash dividends declared per common share	$ 0.07	$ 0.07	$ 0.07	$ 0.07

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2006 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes a loss related to litigation settlements and contingencies of $3,165.

(3) Income before income taxes includes a write-off of acquired in-process research and development of $4,500 related to the acquisition of AccelChip and an impairment loss on investments of $1,418.

(4) Net income includes a tax benefit resulting from the favorable ruling by the U.S. Tax Court for Xilinx of $9.4 million.

(5) Net income includes a net increase in federal and state tax expense (net of federal benefit) of $25.3 million (prior to true-up in the fourth quarter) for the tax effect of the $500.0 million repatriation dividend, offset by a release of valuation allowance of $5.9 million relating to California R&D credits.

(6) Net income includes a tax benefit of $8.9 million for the correction of certain individually immaterial adjustments primarily related to prior periods (see Note 11 to our consolidated financial statements in Item 8. "Financial Statements and Supplementary Data").

(7) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

Year ended April 2, 2005(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Net revenues	$423,583	$403,277	$355,396	$390,977
Gross margin	279,420	258,253	220,300	238,976
Income before income taxes	124,148(2)	108,598	75,041(3)	92,757
Net income	95,252	86,209	64,057	67,205
Net income per common share: (4)				
Basic	$ 0.27	$ 0.25	$ 0.18	$ 0.19
Diluted	$ 0.26	$ 0.24	$ 0.18	$ 0.19
Shares used in per share calculations:				
Basic	347,173	347,859	348,441	349,795
Diluted	359,419	357,832	358,211	358,460
Cash dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2005 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes a write-off of acquired in-process research and development of $7,198 related to the acquisition of HDI.

(3) Income before income taxes includes impairment loss on investments of $3,099.

(4) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Report on Financial Statements

The management of Xilinx is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based on judgments and estimates by management.

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out, under the supervision of and with the participation of Xilinx, Inc.'s management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on the evaluation, our CEO and CFO have concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

There was no significant change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting of the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, no matter how well designed, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements or all fraud. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has used the framework in the Report "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the system of internal control over financial reporting. Based on this evaluation, management has concluded that the Company's system of internal control over financial reporting was effective as of April 1, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8. of this Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report or the Performance Graph included in the Proxy Statement.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning the Company's directors required by Item 401 of Regulation S-K is incorporated by reference to the section entitled "Proposal One-Election of Directors" in our Proxy Statement.

The information concerning the Company's executive officers required by Item 401 of Regulation S-K is incorporated by reference to Item 1. "Business—Executive Officers of the Registrant" within this Form 10-K.

The information required by Item 405 of Regulation S-K is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The information required by Item 406 of Regulation S-K is incorporated by reference to the section entitled "Board of Directors—Principles of Corporate Governance" in our Proxy Statement.

Our codes of conduct and ethics and significant corporate governance principles are available on the investor relations page of our website at *www.investor.xilinx.com*. Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Thomas R. Lavelle, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections entitled "Compensation of Directors" and "Executive Compensation" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below. The table below sets forth certain information as of April 1, 2006 about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (shares in thousands):

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)**
Equity Compensation Plans Approved by Security Holders			
1988 Stock Option Plan	4,925	$11.00	0
1997 Stock Plan	54,704	$32.84	26,289(2)
1990 Employee Qualified Stock Purchase Plan	N/A	N/A	7,981
Total—Approved Plans	59,629	$31.04	34,270
Equity Compensation Plans *NOT* Approved by Security Holders (1)			
Supplemental Stock Option Plan (3)	12	$34.67	2,188
Total—All Plans	59,641	$31.04	36,458

(1) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand options were assumed by the Company. Of this amount, a total of 189 thousand options, with an average weighted exercise price of $17.25, remained outstanding as of April 1, 2006. These options are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(2) This number includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

(3) Our Supplemental Stock Option Plan (the Supplemental Plan) is intended to help us attract and retain outstanding individuals in order to promote the success of the Company's business. The Supplemental Plan permits stock options to be granted to employees and consultants of the Company, except that our officers and members of our Board of Directors may not be granted options under the Supplemental Plan. The number of shares that may be issued pursuant to options granted under the Supplemental Plan is 2.2 million, subject to adjustment for stock splits, stock dividends and certain other changes to the outstanding capital stock of the Company. Only non-qualified stock options may be granted under the Supplemental Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment). The Supplemental Plan is administered by the Compensation Committee, which has broad discretion to set the terms of options (including the number of shares, exercise price, vesting conditions and terms of options), to determine to whom they will be granted, to interpret the Supplemental Plan and the option agreements and to take such other actions and make such other determinations as it determines necessary or advisable in the administration of the Supplemental Plan. Subject to the foregoing, options granted under the Supplemental Plan generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option outstanding under the Supplemental Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale. Our Board of Directors is authorized at any time to amend, alter, suspend or terminate the Supplemental Plan, but no such change may impair the rights of any option recipient under the Supplemental Plan without the written consent of the participant and the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to the section entitled "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" in our Company's Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Company's Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K. Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

Exhibit Number	Description
3.1(1)	Restated Certificate of Incorporation of the Company, as amended to date.
3.2	Bylaws of the Company, as amended and restated as of May 3, 2006.
10.5(2)*	1988 Stock Option Plan, as amended.
10.6(4)*	1990 Employee Qualified Stock Purchase Plan, as amended.
10.7(4)*	1997 Stock Option Plan.
10.8(2)*	Form of Indemnification Agreement between the Company and its officers and directors.
10.9(5)*	Letter Agreement dated as of January 22, 1996 of the Company to Willem P. Roelandts.
10.12.1(6)(7)	Foundry Venture Agreement dated as of September 14, 1995 between the Company and United Microelectronics Corporation (UMC).
10.12.2(6)(7)	FabVen Foundry Capacity Agreement dated as of September 14, 1995 between the Company and UMC.
10.12.3(6)(7)	Written Assurances Re: Foundry Venture Agreement dated as of September 29, 1995 between UMC and the Company.
10.13.1(5)(6)	Advance Payment Agreement entered into on May 17, 1996 between Seiko Epson Corporation (Seiko) and the Company.
10.13.2(3)(6)	Amended and Restated Advance Payment Agreement with Seiko dated December 12, 1997.
10.14(5)	Indenture dated November 1, 1995 between the Company and State Street Bank and Trust Company.
10.15(6)(8)	Letter Agreement dated January 13, 2000 between the Company and UMC.
10.16(9)*	Supplemental Stock Option Plan.
10.17(10)*	Xilinx, Inc., Executive Compensation under "Pay for Xilinx Performance" Incentive Program.
10.18(11)	Xilinx, Inc. Master Distribution Agreement with Avnet, Inc.
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included in the signature page).

Exhibit Number	Description
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1991.
(2) Filed as an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-34568) which was declared effective June 11, 1990.
(3) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1997.
(4) Filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-62897) effective September 4, 1998.
(5) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1996.
(6) Confidential treatment requested as to certain portions of these documents.
(7) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.
(8) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001.
(9) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2002.
(10)Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2005.
(11)Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005.
* Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 31st day of May 2006.

XILINX, INC.

By: /s/ WILLEM P. ROELANDTS

Willem P. Roelandts,
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Willem P. Roelandts and Jon A. Olson, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLEM P. ROELANDTS (Willem P. Roelandts)	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 31, 2006
/s/ JON A. OLSON (Jon A. Olson)	Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	May 31, 2006
/s/ JOHN L. DOYLE (John L. Doyle)	Director	May 31, 2006
/s/ JERALD G. FISHMAN (Jerald G. Fishman)	Director	May 31, 2006
/s/ PHILIP T. GIANOS (Philip T. Gianos)	Director	May 31, 2006
/s/ WILLIAM G. HOWARD, JR. (William G. Howard, Jr.)	Director	May 31, 2006
/s/ HAROLD E. HUGHES, JR. (Harold E. Hughes, Jr.)	Director	May 31, 2006
/s/ J. MICHAEL PATTERSON (J. Michael Patterson)	Director	May 31, 2006
/s/ ELIZABETH W. VANDERSLICE (Elizabeth W. Vanderslice)	Director	May 31, 2006

(This page has been left blank intentionally.)

Xilinx
2006 Proxy



May 31, 2006

Dear Xilinx Stockholder:

You are cordially invited to attend the 2006 Annual Meeting of Stockholders to be held on Wednesday, July 26, 2006 at 11:00 a.m. Pacific Daylight Time, at Xilinx, Inc.'s headquarters located at 2050 Logic Drive, San Jose, California, 95124. We look forward to your attendance either in person or by proxy. For your convenience, we are pleased to offer a live webcast of our annual meeting at www.investor.xilinx.com.

If you received your annual meeting materials by mail, the notice of annual meeting, proxy statement and proxy card from the Company's Board of Directors (the "Board") are enclosed. If you received your annual meeting materials via email, the email contains voting instructions and links to the annual report and proxy statement on the Internet.

At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;
- a proposal to approve the 2007 Equity Incentive Plan and to authorize 10,000,000 shares to be reserved for issuance thereunder; and
- a proposal to ratify the appointment of our external auditors, Ernst & Young LLP.

The agenda also will include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board recommends that you vote **FOR** the election of each of the director nominees nominated by the Board's Nominating and Governance Committee, **FOR** the increase in the number of shares in the Company's Employee Stock Purchase Plan, **FOR** the approval of the 2007 Equity Incentive Plan and authorized shares to be issued under that Plan, and **FOR** the ratification of appointment of Ernst & Young LLP as external auditors of the Company for the fiscal year ending March 31, 2007. Please refer to the proxy statement for detailed information on each of the proposals.

At the meeting, we will also report on the operations of Xilinx, and you will have an opportunity to ask questions. Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, mark, sign and date your proxy and return it in the enclosed postage-paid envelope so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

Willem P. Roelandts

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX 2006 PROXY



XILINX, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
July 26, 2006

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation (the "Company"), will be held on Wednesday, July 26, 2006 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California, 95124 for the following purposes:

1. To elect seven (7) directors (Directors) to serve on the Board for the ensuing year or until their successors are duly elected and qualified;

2. To approve an amendment to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;

3. To approve the adoption of the 2007 Equity Incentive Plan and to authorize 10,000,000 shares to be reserved for issuance thereunder;

4. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx for the fiscal year ending March 31, 2007; and

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on May 26, 2006 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to vote online or via telephone or, in the alternative, to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. **If you have Internet access, we encourage you to record your vote on the Internet.** Any stockholder of record attending the meeting may vote in person even if he or she returned a proxy.

FOR THE BOARD OF DIRECTORS

Thomas R. Lavelle
Secretary

San Jose, California
May 31, 2006

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 1 FOR ADDITIONAL INFORMATION.

XILINX 2006 PROXY

XILINX, INC.

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is being mailed to stockholders of Xilinx, Inc., a Delaware corporation (Xilinx or the Company), on or about June 16, 2006 in connection with the solicitation by the Board of proxies to be used at the Annual Meeting of Stockholders of the Company (Annual Meeting) to be held on Wednesday, July 26, 2006 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124, and any adjournment and postponement thereof.

The cost of preparing, assembling and mailing the notice of annual meeting of stockholders, proxy statement and form of proxy and the solicitation of proxies will be paid by us. We have retained the services of The Altman Group to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting. The estimated cost of such services is approximately $7,000 plus out-of-pocket expenses. Proxies may also be solicited in person or by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Voting

Each stockholder is entitled to one (1) vote for each share of Xilinx common stock (Common Stock) held by such stockholder as of the Record Date (as defined below) with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on May 26, 2006 (the "Record Date") are entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on the Record Date, there were 343,518,004 shares of Common Stock outstanding and entitled to vote. The closing price of the Company's Common Stock on the Record Date, as reported by the NASDAQ national market was $26.30 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares of Common Stock for which proxy cards are properly executed and returned or that are properly voted via the Internet or by telephone will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the ratification of the amendment of the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder, "FOR" the approval of the 2007 Equity Incentive Plan and the number of shares reserved for issuance thereunder, and "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal year 2007. It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail, using the paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient and it saves us significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see your proxy card or the e-mail you received for electronic delivery of this proxy statement. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

Electronic Delivery of Xilinx Stockholder Communications

If you decide to vote via the Internet as described above, at that time, you will have the opportunity to elect to have all future stockholder communications delivered to you electronically. We encourage you to sign up for such electronic delivery as it conserves natural resources and reduces printing and mailing costs.

Householding

In an effort to reduce printing costs and postage fees, the Company has adopted a practice approved by the Securities and Exchange Commission (SEC) called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Company's proxy materials unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one set of proxy materials and would like to request a separate copy of these materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations, call Investor Relations at (800) 836-4002, or visit the Company's website at www.xilinx.com. You may also contact the Company if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Quorum; Abstentions; Broker Non-Votes

The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Shares of Common Stock entitled to vote and represented at the Annual Meeting by proxy or in person will be tabulated by the inspector of elections appointed for the Annual Meeting and will determine whether or not a quorum is present. Shares that are voted "FOR" or "AGAINST" are treated as being present at the meeting for purposes of establishing a quorum and are also treated as votes eligible to be cast by the record owners of the Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter (the "Votes Cast") with respect to such matter. In the absence of instructions, shares represented by valid proxies shall be voted in accordance with the recommendations of the Board as shown on the proxy.

The inspector of elections will treat broker non-votes as present only for purposes of determining a quorum and not as Votes Cast. Broker non-votes occur when a stockholder owning Common Stock through a bank, brokerage or other nominee ("street name") does not provide voting instructions to the bank, brokerage firm or other custodian holding his/her shares and that person does not exercise discretion to vote those shares. Under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors) and Proposal Four (ratification of external auditors) are routine matters. Proposal Two (amendment to the employee stock purchase plan) and Proposal Three (approval of a new equity incentive plan) are non-routine matters.

Vote Required

Affirmative votes constituting a majority of the Votes Cast will be required to (i) approve each of the seven (7) nominees for Director; (ii) approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares; (iii) approve the 2007 Equity Incentive Plan and authorization of 10,000,000 shares to be reserved for issuance thereunder; and (iv) ratify the appointment of Ernst & Young LLP as external auditors for fiscal year 2007. Abstentions will have the effect of a vote against the ratification of Ernst & Young LLP, against approval of the amendment to the stock purchase plan and against approval of the 2007 Equity Incentive Plan. Broker non-votes will not have an affect either for or against any of the proposals.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to Thomas R. Lavelle, the Secretary of the Company, at 2100 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the meeting and voting in person. Attendance at the meeting will not, by itself, be sufficient to revoke a proxy. Accessing the webcast of the annual meeting will not, by itself, constitute attendance at the annual meeting and will not enable a stockholder to revoke his, her or its proxy using the Internet. Any stockholder owning Common Stock in street name wishing to revoke his/her voting instructions must contact the bank, brokerage firm or other custodian who holds his/her shares and obtain a legal proxy from such bank or brokerage firm to vote such shares in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

To be eligible for inclusion in the Company's proxy statement for the Company's 2007 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholder proposals must be received by the Secretary of the Company at our principal executive offices at 2100 Logic Drive, San Jose, California, 95124 no later than February 16, 2007. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Secretary of the Company at our principal executive offices no later than April 27, 2007. In addition, the Company's Prior Notice For Inclusion on Agenda Bylaw provision requires that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the Bylaws, not later than April 27, 2007 and not earlier than March 28, 2007; provided however, that if the Company's 2007 annual meeting of stockholders is called for a date that is not within twenty-five (25) days before or after the anniversary of the Annual Meeting, then to be considered timely, stockholder proposals must be received by the Secretary of the Company at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the Company's 2007 annual meeting of stockholders was mailed or publicly disclosed, whichever occurs first. The full text of the Company's Prior Notice for Inclusion on Agenda Bylaw provision described above may be obtained by writing to the Secretary of the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of seven (7) Directors is to be elected at the Annual Meeting. Pursuant to action by the Board's Nominating and Governance Committee, the Company is nominating the seven (7) individuals named below, each of whom is currently a Director of the Company. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the Company's seven nominees named below. In the event that any nominee of the Company is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a Director. The term of office of each person elected as a Director will continue until the next annual meeting of stockholders or until his or her successor has been elected and qualified.

Name of Nominee	Age	Principal Occupation	Director Since
Willem P. Roelandts	61	President, Chief Executive Officer (CEO) and Chairman of the Board of the Company	1996
John L. Doyle	74	Consultant, Chair of the Audit Committee of the Board of the Company	1994
Jerald G. Fishman	60	President and CEO, Analog Devices, Inc., Lead Independent Director of the Company	2000
Philip T. Gianos	56	General Partner, InterWest Partners, Chair of the Compensation Committee of the Board of the Company	1985
William G. Howard, Jr.	64	Consultant	1996
J. Michael Patterson	60	Consultant	2005
Elizabeth W. Vanderslice	42	Chair of the Nominating and Governance Committee of the Board of the Company	2000

Mr. Roelandts joined the Company in January 1996 as CEO and a member of the Company's Board. In April 1996, he was appointed to the additional position of President of the Company and assumed the role of Chairman of the Board on August 7, 2003 upon the retirement of Bernard V. Vonderschmitt. Prior to joining the Company, Mr. Roelandts served at Hewlett-Packard Company, a technology solutions provider, as Senior Vice President and General Manager of Computer Systems Organizations from August 1992 through January 1996 and as Vice President and General Manager of the Network Systems Group from December 1990 through August 1992. Mr. Roelandts has served on the board of directors of Applied Materials, Inc., a developer and supplier of nanomanufacturing technology solutions for the electronic industry, since March 2004.

Mr. Doyle joined the Company's Board in 1994. Mr. Doyle held numerous executive management positions at Hewlett-Packard Company from 1981 to 1993. Mr. Doyle is an independent consultant and has served as a director of Analog Devices, Inc., a semiconductor manufacturer, since 1987.

Mr. Fishman has been President and CEO of Analog Devices, Inc., since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation, a supplier of machine vision sensors and systems. Please refer to "Other Matters" at the end of this proxy statement for additional information regarding an SEC inquiry concerning Analog Devices, Inc. and Mr. Fishman.

Mr. Gianos has been a General Partner of InterWest Partners, a venture capital firm focused on information technology and life sciences, since August 1982. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation, an information technology company, for eight years in engineering management. He managed both chip design and systems integration for several IBM office automation products.

Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc., a wireless and broadband communications company, between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as a director of Credence Systems Corporation, a supplier of design-to-test solutions for semiconductors, and Ramtron International Corporation, a manufacturer of memory products. Dr. Howard also served as a director of BEI Technologies, Inc., a manufacturer of electronic sensors, motors, actuators, encoders and motion control products, until its sale in 2005.

Mr. Patterson was employed by PricewaterhouseCoopers (PWC), a public accounting firm, from 1970 to 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on a few boards of private companies and advises charitable organizations.

Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a Vice President of Wired Digital, Inc., an online services company, beginning in 1995 and served as its President and CEO from 1996 through June 1999 when she led its acquisition by Terra Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a Vice President at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot.

There are no family relationships among the executive officers of the Company or the Board.

Required Vote

Each nominee receiving more votes "for" than "against" shall be elected as a Director.

THE BOARD RECOMMENDS A VOTE "FOR"
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

PROPOSAL TWO

AMENDMENT TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

During the fiscal year ended April 1, 2006, the Company issued 1,375,807 shares of Common Stock under the Company's 1990 Employee Qualified Stock Purchase Plan (the "Employee Stock Purchase Plan"). As of April 1, 2006, a total of 7,980,959 shares remain reserved for issuance under the Employee Stock Purchase Plan, not including the 2,000,000 additional shares that would be authorized if the amendment described below is approved.

Proposal

Before last year, the Company had not requested an increase in the amount of shares reserved for issuance under the Employee Stock Purchase Plan since 1999. The Company is required to maintain a sufficient number of shares at the beginning of each offering period (August 1 and February 1) to cover the entire 24-month offering period. If the Company does not have a sufficient number of authorized shares in the Employee Stock Purchase Plan at the beginning of an offering period to cover the projected purchase commitments through the entire offering period, the Company may incur additional compensation charges to our financial statements for each period in which there is a projected shortage of shares. The Board believes an additional 2,000,000 shares would be necessary to cover the Company's future commitments for enrollment periods arising before the next annual meeting of stockholders.

For so long as the Employee Stock Purchase Plan remains in effect, the Company will ask the stockholders each year for the number of additional shares required to meet the Company's projected share commitments for enrollment periods arising before the next annual meeting of stockholders.

On May 3, 2006, the Board adopted an amendment to the Employee Stock Purchase Plan to increase the authorized number of shares available for issuance under the Employee Stock Purchase Plan by 2,000,000. If this increase is approved by the stockholders, the total number of shares remaining available for issuance under the Employee Stock Purchase Plan would be 9,980,959. The stockholders are being asked to approve this amendment to the Employee Stock Purchase Plan at the Annual Meeting to ensure that the Company can meet its two-year commitment to persons who enroll in the Employee Stock Purchase Plan before the next annual meeting of stockholders.

The Board believes that participation by the Company's employees in the Employee Stock Purchase Plan promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the Employee Stock Purchase Plan is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

Subject to eligibility requirements described below, most of the Company's 3,295 employees (as of April 1, 2006) are eligible to participate in the Employee Stock Purchase Plan. As of April 1, 2006, approximately 82% of the Company's employees were participating in the Employee Stock Purchase Plan.

Summary of the 1990 Employee Qualified Stock Purchase Plan

Except for the amendment to increase the authorized number of shares available for issuance under the Employee Stock Purchase Plan described above, no other change is being made to the Employee Stock Purchase Plan. A copy of the Employee Stock Purchase Plan can be obtained from us at no charge upon request. A summary of the material terms of the plan is set forth below.

Purpose

The purpose of the Employee Stock Purchase Plan is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration

The Employee Stock Purchase Plan may be administered by the Board or a committee appointed by the Board. All questions of interpretation of the Employee Stock Purchase Plan are determined by the Board or its committee, whose decisions are final and binding upon all participants.

Eligibility

Any person who is employed by the Company (or any designated subsidiary) for at least twenty (20) hours per week and more than five (5) months in a calendar year shall be eligible to participate in the Employee Stock Purchase Plan, provided that the employee is employed on a given enrollment date and subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Eligible employees may become participants in the Employee Stock Purchase Plan by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first trading day of the applicable offering period, unless a later time for filing the subscription agreement has been set by the Board for all eligible employees with respect to a given offering period.

Offering Periods

The Employee Stock Purchase Plan is implemented by consecutive and overlapping 24-month offering periods with a new offering period commencing on each enrollment date, which is the first day of February and August of each year. Each offering period lasts twenty-four (24) months. The Board may decrease the duration of any offering period without stockholder approval.

Purchase Price

Within each offering period there are four (4), 6-month exercise periods, at the end of which is the exercise date, which occurs on or about January 31 and July 31. The purchase price of the shares offered under the Employee Stock Purchase Plan in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the enrollment date or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock for such date as reported by the NASDAQ National Market as of such date.

Payroll Deductions

The purchase price for the shares is accumulated by payroll deductions during each offering period. The deductions elected may not exceed 15% nor fall beneath 2% of a participant's eligible compensation, which is defined in the Employee Stock Purchase Plan to include all regular straight time earnings and any payments for overtime, shift premium, profit sharing or other variable pay, incentive compensation, bonuses, commissions or other compensation for a given offering period. A participant cannot contribute more than $21,250 in any calendar year so that the employee does not exceed the fair market purchase value of $25,000. A participant may discontinue participating in the Employee Stock Purchase Plan, or may increase or decrease the rate of payroll deductions during the offering period. Payroll deductions commence on the first payday following the enrollment date and end on the last exercise date of the offering period unless sooner terminated as provided in the Employee Stock Purchase Plan.

Grant and Exercise of Purchase Right

In general, the maximum number of shares subject to purchase by a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions to be accumulated prior to the relevant exercise date by the lower of 85% of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. Unless a participant withdraws from the Employee Stock Purchase Plan, the participant's right to purchase shares is exercised automatically on each exercise date for the maximum number of whole shares at the applicable price.

No employee will be permitted to subscribe for shares under the Employee Stock Purchase Plan if, immediately after the grant of a purchase right, the employee would own and/or hold purchase rights to own 5% or more of the voting securities of the Company nor shall an employee be granted a purchase right which would permit the employee to buy more than $25,000 worth of stock (determined at the fair market value of the shares at the time the purchase right is granted) in any calendar year.

Automatic Transfer to Low Price Offering Period

In the event that the fair market value of the Company's Common Stock is lower on an exercise date than on the enrollment date for the offering period, all participants shall be deemed to have withdrawn from the offering period after the exercise of their purchase right on such exercise date and to have enrolled as participants in a new offering period which begins on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment

A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise a purchase right under the Employee Stock Purchase Plan at any time by signing and delivering to the Company a notice of withdrawal from the Employee Stock Purchase Plan. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employ of the Company for at least twenty (20) hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability

No rights or accumulated payroll deductions of a participant under the Employee Stock Purchase Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the Employee Stock Purchase Plan) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the Employee Stock Purchase Plan.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or stock dividend, appropriate adjustments will be made by the Board to the number of shares subject to purchase under the Employee Stock Purchase Plan and in the purchase price per share.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the Employee Stock Purchase Plan, except that (other than in limited circumstances set forth in the Employee Stock Purchase Plan) termination shall not affect purchase rights previously granted prior thereto under a prior offering period, and no amendment may make any change in any purchase right previously granted. In addition, stockholder approval for any amendment must be obtained to the extent necessary to comply with applicable law, including Sections 421 or 423 of the Tax Code. In any event, the Employee Stock Purchase Plan shall terminate in 2010.

Federal Tax Information

The Employee Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two (2) years after the date of grant of the purchase right and more than one (1) year from the date the shares are purchased by him or her, the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase right price or (b) 15% of the fair market value of the shares on the first day of the offering period, will be treated as ordinary income. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the purchased shares on the date of the purchase over the purchase price. Any additional gain or loss on the sale will be short-term capital gain or loss depending on the holding period. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two (2) years from date of grant or one (1) year from the date of acquisition.

The foregoing summary of the effect of federal income taxation upon the participant and the Company with respect to the purchase of shares under the Employee Stock Purchase Plan does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

New Plan Benefits

The number of shares that may be purchased under the Employee Stock Purchase Plan will depend on each participant's voluntary election to participate and on the fair market value of the Common Stock of the Company on future purchase dates, and therefore the actual number of shares that may be purchased by any individual is not determinable. No purchase rights will be granted and no shares of Common Stock of the Company have been issued with respect to the 2,000,000 additional shares for which stockholder approval is sought. The following table sets forth the number of shares of Common Stock of the Company purchased under the Employee Stock Purchase Plan during fiscal year 2006 and the market value of shares purchased pursuant to the Employee Stock Purchase Plan on the date of such purchase, minus the purchase price of such shares thereunder for the individuals and groups listed below:

Employee Stock Purchase Plan

Name and Position	Dollar Value ($)	Number of Shares
Willem P. Roelandts	$ 3,773	888
Richard W. Sevcik	$ 3,773	888
Jon A. Olson	$ 3,773	888
Patrick W. Little	$ 967	214
Kris Chellam	$ 3,773	888
Executive Group	$ 27,381	6,430
Non-Executive Director Group	N/A	N/A
Non-Executive Officer Employee Group	$5,847,740	1,369,377

Required Vote

Affirmative votes constituting a majority of Votes Cast will be required to ratify the amendment to the Company's Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF AN AMENDMENT TO THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000.

Effect of New Accounting Pronouncements — Stock Plan Expensing

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95." SFAS 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees," and will instead require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. The Company is required to implement the standard beginning with the fiscal year that begins April 2, 2006. The adoption of SFAS 123(R) will materially impact our results of operations.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The table below sets forth certain information as of fiscal year ended April 1, 2006 about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans including the Employee Stock Purchase Plan (shares in thousands):

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1988 Stock Option Plan	4,925	$11.00	0
1997 Stock Plan	54,704	$32.84	26,289(2)
Employee Stock Purchase Plan	N/A	N/A	7,981
Total-Approved Plans	59,629	$31.04	34,270
Equity Compensation Plans NOT Approved by Security Holders(1)			
Supplemental Stock Option Plan(3)	12	$34.67	2,188
Total-All Plans	59,641	$31.04	36,458

(1) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four (4) different stock option plans. A total of approximately 807 thousand options were assumed by the Company. Of this amount, a total of 189 thousand options, with an average weighted exercise price of $17.25, remained outstanding as of April 1, 2006. These options are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(2) This number includes additional shares that became available under a five-year evergreen program that was approved by stockholders in 1999. The final allotment of 13.6 million shares, approved by the Board on April 8, 2004, marked the end of the Company's five-year evergreen program.

(3) Our Supplemental Stock Option Plan (the Supplemental Plan) is intended to help us attract and retain outstanding individuals in order to promote the success of the Company's business. The Supplemental Plan permits stock options to be granted to employees and consultants of the Company, except that our officers and members of our Board may not be granted options under the

Supplemental Plan. The number of shares that may be issued pursuant to options granted under the Supplemental Plan is 2.2 million, subject to adjustment for stock splits, stock dividends and certain other changes to the outstanding capital stock of the Company. Only non-qualified stock options may be granted under the Supplemental Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment). The Supplemental Plan is administered by the Compensation Committee, which has broad discretion to set the terms of options (including the number of shares, exercise price, vesting conditions and terms of options), to determine to whom they will be granted, to interpret the Supplemental Plan and the option agreements and to take such other actions and make such other determinations as it determines necessary or advisable in the administration of the Supplemental Plan. Subject to the foregoing, options granted under the Supplemental Plan generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option outstanding under the Supplemental Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale. Our Board is authorized at any time to amend, alter, suspend or terminate the Supplemental Plan, but no such change may impair the rights of any option recipient under the Supplemental Plan without the written consent of the participant and the Company. The Company will cease issuing options under the Supplemental Plan once the proposed 2007 Plan (as defined in Proposal Three) is approved and implemented.

PROPOSAL THREE

ADOPTION OF THE 2007 EQUITY INCENTIVE PLAN

Proposal

On May 3, 2006, the Board adopted the Xilinx, Inc. 2007 Equity Incentive Plan (the "2007 Plan"), subject to approval by the Company's stockholders. The stockholders are being asked to approve the 2007 Plan at this Annual Meeting. If approved by the stockholders at this Annual Meeting, the 2007 Plan will become effective on January 1, 2007 and will terminate on December 31, 2013.

The Board is also seeking the stockholders' authorization of 10,000,000 shares to be reserved for issuance under the 2007 Plan. Between the date of the Annual Meeting and the implementation date of the 2007 Plan (the "Interim Period"), the Company will continue to grant stock option awards under the 1997 Stock Option Plan (the "1997 Plan"). The Company will not, however, grant more than 4,000,000 options during the Interim Period from the 1997 Plan (which expires on May 6, 2007) and the Company will not grant more than 15,000 options during the Interim Period from the Supplemental Plan. Once the 2007 Plan has been implemented, the Company will cease granting options under the 1997 Plan and the Supplemental Plan.

The Board believes that participation in the 2007 Plan by the employees, consultants, and non-employee directors of the Company and its designated subsidiaries worldwide promotes the success of the Company's business through equity ownership. The Board further believes that the 2007 Plan will be an integral component of the Company's benefits program intended to provide its service providers with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

Summary of the 2007 Plan

A summary of the material terms of the 2007 Plan is set forth below and is qualified, in its entirety, by the full text of the 2007 Plan provided herewith as Appendix A.

Purpose

The purpose of the 2007 Plan is to attract and retain the services of employees, consultants, and non-employee directors of the Company and its subsidiaries, and to provide such persons with a proprietary interest in the Company through the granting of options, restricted stock units (RSUs), stock appreciation rights (SARs) and restricted stock.

Administration

The Compensation Committee of the Board will administer the 2007 Plan, unless otherwise determined by the Board. The Compensation Committee will consist of at least two directors of the Company who are both "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" under Rule 16b-3 promulgated under the Securities Exchange Act of 1934. The Compensation Committee, in its sole discretion, will interpret the 2007 Plan and prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the 2007 Plan, including the creation of sub-plans to take advantage of favorable tax-treatment, comply with local law, or reduce administrative burdens for grants of awards to service providers in non-U.S. jurisdictions.

Eligibility

The Compensation Committee determines the employees, consultants, and non-employee directors of the Company or a subsidiary who are eligible to receive awards under the 2007 Plan. The Compensation Committee has not yet made a final determination on eligibility but it will most likely include all of the

Company's 3,295 employees and the ten (10) existing non-employee directors serving on the Company's Board and the boards of its subsidiary companies. No consultants are currently participating in the Company's 1997 Plan and the Compensation Committee has not yet determined whether it will grant awards to consultants under the 2007 Plan.

Shares Subject to the 2007 Plan

Subject to adjustment in the event of certain corporate events (as described below), the maximum number of shares of the Company's Common Stock available for issuance under the 2007 Plan is an initial 10,000,000, all of which may be granted under the terms of the 2007 Plan as incentive stock options. The Company will return to the stockholders on an as-need basis for additional shares necessary to reserve under the 2007 Plan between the date of the proposal and the following year's annual meeting of stockholders.

Types of Awards

The 2007 Plan allows the Compensation Committee to grant incentive stock options, non-qualified stock options, RSUs, restricted stock and SARs. Between the 2007 Plan's effective date and the 2007 annual meeting of stockholders, the Company expects to issue primarily a mix of non-qualified stock options and RSUs under the 2007 Plan. The expected mix of stock options and RSUs awards will change depending upon the grade level of the employee. Employees at the lower grade levels will receive mostly RSUs and may also receive stock options, whereas, employees at the higher grade levels, including our executive officers, will receive mostly stock options and may also receive RSUs. The particular circumstances of the award may also affect the mix. As a result of stock option expensing under SFAS 123(R), which went into effect for the Company as of April 2, 2006, the Company has valued the issuance of one (1) RSU at the expense of about three (3) non-qualified stock options. Accordingly, for calculating the size of awards the Company will grant, the Company currently estimates that a grant of one (1) RSU is equivalent to the grant of three (3) stock options under the Company's previous option-grant guidelines. Participants may receive a grant of RSUs and Options (or other type of equity award) simultaneously.

Limitations on Awards

Awards under the 2007 Plan are subject to the following limitations:

An option's exercise price cannot be less than 100% of the fair market value of the shares underlying the option on the date of option grant. A SAR's base level price cannot be less than 100% of the fair market value of the shares underlying the SAR on the date of grant of such SAR.

The aggregate awards granted under the 2007 Plan to any participant during any calendar year shall not exceed (i) 4,000,000 shares of the Company's Common Stock subject to stock options or SARs and (ii) 2,000,000 shares of the Company's Common Stock subject to awards other than stock options and SARS. In addition, no participant may receive during any calendar year an award under the 2007 Plan settled in cash exceeding $6,000,000 in the aggregate.

The Company cannot reprice options, either by directly lowering the exercise price or through the cancellation of an option in exchange for a new option having a lower exercise price, without the prior written approval of the Company's stockholders.

Section 162(m) of the Tax Code

The Compensation Committee has the sole discretion to condition awards granted to those employees subject to Section 162(m) of the Tax Code ("covered participants") on the attainment of performance goals. The Compensation Committee shall establish the performance goals in writing. The Compensation Committee, in its sole discretion, may include one or more of the following criteria in either absolute or relative terms, for the Company or any subsidiary, as a performance condition applicable to an award: (i) increased revenue; (ii) net income measures (including, but not limited to, income after capital costs and income before or after taxes); (iii) stock price measures (including, but not limited to, growth measures and total stockholder return); (iv) market segment share; (v) earnings per share (actual or targeted growth); (vi) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (vii) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (viii) operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); and (ix) expense measures (including, but not limited to, overhead cost and general and administrative expense).

Transferability

Awards granted under the 2007 Plan may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the lifetime of a participant only by the participant or the participant's legally authorized representative. However, the Compensation Committee, in its sole discretion, may allow for the transfer or assignment of a participant's award pursuant to a divorce decree or domestic relations order, but only if such participant is a U.S. resident.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or stock dividend, or any other recapitalization, appropriate adjustments will be made by the Compensation Committee to the number of shares subject to purchase under the 2007 Plan, the exercise price of options, the SAR base level price, and the number of shares underlying outstanding awards.

Merger or Change of Control

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder shall be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within thirty (30) days of such effective date. All awards not canceled as described in (ii) above shall automatically be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the 2007 Plan. Unless sooner terminated by the Board, the 2007 Plan shall terminate on December 31, 2013.

Federal Tax Information

The foregoing summary of the effect of United States income taxation upon the participant with respect to the 2007 Plan does not purport to be complete. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Incentive Stock Options

An individual, residing in the U.S., granted an incentive stock option is not taxed on the date of grant or vesting of such option. If the shares underlying the option are held for at least two (2) years from the date of grant, and at least one (1) year from the date of option exercise (the "holding periods"), then upon the sale of the shares, the individual will recognize a long-term capital gain or loss on the difference between the fair market value of the Common Stock underlying the option on the date of option grant and the fair market value of the Common Stock underlying the option on the date of sale. If either of the holding periods is not satisfied, the individual will recognize as ordinary income on the date of the disqualifying disposition of the shares an amount equal to the difference between the option's exercise price and the fair market value of the Common Stock underlying the option. Any further gain or loss upon the disqualifying disposition of the shares constitutes a capital gain or loss.

Non-Qualified Stock Options

An individual granted a non-qualified stock option is taxed as ordinary income on the date of option exercise an amount equal to the difference between the option's exercise price and the fair market value of the stock underlying the option on the date of option exercise. Any further gain or loss upon the subsequent sale or disposition of the shares underlying the option constitutes a capital gain or loss.

Stock Appreciation Rights

An individual granted a SAR will recognize ordinary income on the date the SAR is exercised in an amount equal to the difference between the SAR's exercise price and the fair market value of the shares underlying the SAR on the date of the SAR grant.

Restricted Stock

Unless an individual makes a timely election under section 83(b) of the Tax Code (as described below), an individual is taxed as ordinary income, on the fair market value of the restricted stock on the date of vesting. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the individual makes a timely election under Section 83(b), the individual is taxed, at ordinary income rates, on the value of the restricted stock on the date of grant, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss.

Restricted Stock Units

An individual granted a RSU is taxed, at ordinary income tax rates, on the date the RSU is vested, in an amount equal to the value of the cash or shares underlying the RSU.

In general, the Company is entitled to a deduction in an amount equal to the ordinary income recognized by the individual.

New Plan Benefits

The number, amount and type of awards to be granted in the future to eligible persons under the 2007 Plan cannot be determined at this time. The Company expects that future grants will not be substantially different from those granted under the 1997 Plan.

Required Vote

Affirmative votes constituting a majority of Votes Cast will be required to ratify the adoption of the Company's 2007 Plan and to authorize 10,000,000 shares to be reserved for issuance thereunder.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ADOPTION OF THE COMPANY'S 2007 PLAN TO AUTHORIZE 10,000,000 SHARES TO BE RESERVED FOR ISSUANCE THEREUNDER.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending March 31, 2007 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal years 2006 and 2005.

	2006	2005
Audit Fees	$2,764,000	$2,799,000
Audit Related Fees	—	10,000
Tax Fees	111,000	91,000
All Other Fees	—	—
Total	$2,875,000	$2,900,000

Audit Fees

This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements and statutory audits required by non-U.S. jurisdictions. The fiscal year-over-year decrease in audit fees was primarily related to second-year efficiencies associated with the Company's implementation of Section 404 of the Sarbanes-Oxley Act of 2002. This was offset by an increase in audit fees associated with our Singapore legal entity which became operational in fiscal year 2006.

Audit Related Fees

This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." The services for fees disclosed in this category for fiscal year 2005 included accounting consultations. Ernst & Young LLP did not provide similar services in fiscal year 2006.

Tax Fees

This category consists of fees for tax compliance, tax audit and tax consulting services.

All Other Fees

Ernst & Young LLP provided no other services to the Company.

Audit Committee's Pre-approval Policy and Procedures

During fiscal year 2004, the Audit Committee of our Board adopted policies and procedures for approval of financial audit (and audit-related), non-financial audit and tax consulting work performed by Ernst & Young LLP. Pursuant to its charter and those policies, the policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee. The Audit Committee pre-approves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, that the service facilitates the performance of the financial audit, improves the Company's financial reporting process, or is otherwise in the public interest and compatible with maintaining Ernst & Young LLP's independence.

The Company did not waive its pre-approval policies and procedures during the fiscal year ended April 1, 2006.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL YEAR 2007.

BOARD MEETINGS AND COMMITTEES

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Committee of Independent Directors
Outside Directors:				
John L. Doyle	Chair			✓
Jerald G. Fishman		✓	✓	✓*
Philip T. Gianos		Chair		✓
William G. Howard, Jr.		✓	✓	✓
Harold E. Hughes, Jr.	✓			✓
J. Michael Patterson	✓			✓
Elizabeth W. Vanderslice			Chair	✓
Inside Directors:				
Willem P. Roelandts				

✓* *Lead Independent Director*

Meetings

The Company's Board held a total of six (6) meetings during the fiscal year ended April 1, 2006. All Directors are expected to attend each meeting of the Board and the committees on which he or she serves, and are also expected to attend the Annual Meeting. With the exception of Mr. Patterson, who was elected at the 2005 annual meeting of stockholders, all Directors attended the 2005 annual meeting of stockholders. No Director attended fewer than 75% of the aggregate of all meetings of the Board or its Committees on which such Director served during the fiscal year. The Board holds four (4) pre-scheduled meetings per fiscal year.

Committees

The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Committee of Independent Directors. Each Director serving on these Committees is "independent" in accordance with NASDAQ Stock Market Marketplace Rule 4200(a)(15) and Rule 10A-3 of the Securities Exchange Act of 1934. The Board and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com.

Audit Committee

The Audit Committee, which currently consists of John L. Doyle, Harold E. Hughes, Jr. and J. Michael Patterson, met eight (8) times during fiscal year 2006. Mr. Hughes, who is not seeking re-election at the Annual Meeting, will continue to serve on the Board and the Audit Committee through the Annual Meeting. The Audit Committee assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements as required by the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

The Board has further determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members' individual experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon any of the Audit Committee members any duties, obligations or liabilities that are greater than those generally imposed on each of them as members of the Board nor alter the duties, obligations or liability of any other member of the Board.

Compensation Committee

The Compensation Committee, which currently consists of Philip T. Gianos, Jerald G. Fishman and William G. Howard, Jr., met four (4) times during fiscal year 2006. The Compensation Committee has responsibility for establishing the compensation policies of the Company. The Committee determines the compensation of the Company's Board and other executive officers and has exclusive authority to grant options to executive officers under the 1997 Stock Plan. The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board for final determination of CEO compensation, including base salary, incentive pay and equity. The CEO is not present during the Committee's or Board's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers.

Nominating and Governance Committee

The Nominating and Governance Committee, which currently consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr. met three (3) times during fiscal year 2006. The Nominating and Governance Committee has responsibility for nominating individuals to serve as members of the Board, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, makes suggestions regarding the size and composition of the Company's Board and nominates directors and executive officers for election. The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its Directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as Board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each Director spends on Xilinx matters and to what extent, if any, other commitments the Directors may have outside of Xilinx impact the Director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating Directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal year 2006, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Nominating and Governance Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Thomas R. Lavelle, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by email to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137.

Committee of Independent Directors

During fiscal year 2006, the independent Directors formed the Committee of Independent Directors in which all independent Directors participate. This Committee met six (6) times during fiscal year 2006. The Committee's principal focus is succession planning but addresses other topics as deemed necessary and appropriate. The Committee of Independent Directors typically meets outside the presence of management.

BOARD OF DIRECTORS — PRINCIPLES OF CORPORATE GOVERNANCE

Overview

The Company and the Board through its Nominating and Governance Committee regularly review and evaluate the Company's corporate governance principles and practices. On May 3, 2006, the Board adopted revisions to its Significant Corporate Governance Principles. The Significant Corporate Governance Principles and the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to Corporate Secretary, Thomas R. Lavelle, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Composition and Governance

The Board believes there should be a substantial majority of independent Directors on the Board. The Board also believes that it is useful and appropriate to have members of management as Directors, including the CEO. With the exception of Mr. Roelandts, each of the Company's Directors qualifies as "independent" in accordance with NASDAQ Stock Market Marketplace Rule 4200(a)(15) and Rule 10A-3 of the Securities Exchange Act of 1934. Independent Directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

All Directors are elected annually at the annual stockholder meeting. In response to last year's successful stockholder proposal for election of Directors by majority vote standard, on May 3, 2006, the Board amended the Company's Bylaws to provide for the election of Directors in an uncontested election by the majority of votes cast regarding each nominee. In contested elections, Directors will be elected by the plurality standard whereby those Directors with the highest number of votes cast are elected. Any existing Director that receives more "against" votes than "for" votes will tender his or her resignation to the Board. The Board will announce its decision with regard to the resignation within 120 days following the certification of election results.

The Board conducts an annual evaluation of its performance. The process varies from year-to-year, including self-evaluations and/or one-on-one meetings with the chairpersons of the Nominating and Governance Committee and the Compensation Committee and the Lead Independent Director. Results of the evaluation are formally presented to the Board. The Board has made changes in Board procedures based on feedback from the process.

Lead Independent Director

It is the written policy of the Board that if the Chairman is also the Chief Executive Officer of the Company, the Board will designate an independent Director to serve as Lead Independent Director, who is responsible for coordinating the activities of the independent Directors, as well as other duties, including chairing the meetings of the Committee of Independent Directors. When Mr. Roelandts became the Chairman of the Company's Board on August 7, 2003, Jerald G. Fishman assumed the role of Lead Independent Director. The Board's Nominating and Governance Committee reviews the position of Lead Independent Director and identifies the director who serves as Lead Independent Director.

Board Service Limits and Terms

The Board has set a limitation on the number of public boards on which a Director may serve to three (3) for any CEO and four (4) for all other Directors.

The Board believes that term limits on Directors' service and a mandatory retirement age do not serve the best interests of the Company. In recent years the Board had a mandatory retirement age but eliminated it this year. While such policies could help ensure that fresh ideas and new viewpoints are addressed by the

Board, such limits have the disadvantage of losing the contribution of Directors who over time have developed increased insight and knowledge into the Company's operations and who remain active and contributing members of the Board. The Board evaluation process plays a significant role in determining our Nominating and Governance Committee's recommendation regarding Board tenure.

Change of Principal Occupation or Association

When a Director's principal occupation or business association changes substantially during his or her tenure as Director, that Director shall tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Director Education

The Company offers internal and external course selections for new-Director orientation as well as continuing education. On a rotating basis, Directors will regularly attend director education programs, including Institutional Shareholder Services-accredited courses, and report back to the entire Board on key learnings.

Stock Ownership Requirements

The Board has established the following stock ownership guidelines for Directors, the CEO and other executive officers:

- 4,000 shares for non-employee Directors;
- 50,000 shares for the CEO; and
- 15,000 shares for executive officers.

These requirements represent approximately two (2) times the fees earned by non-employee Directors, approximately two (2) times the CEO's base salary and one (1) to two (2) times the base salary of executive officers. Individuals have five (5) years to meet the ownership requirements; for existing Directors, the CEO and executive officers, the ownership requirements must be attained by June 1, 2011.

Succession Planning

The Board plans for succession to the position of the Chairman of the Board and the CEO, as well as other senior management positions. The Nominating and Governance Committee keeps the Board apprised of external and internal candidates. To assist the Board, the Chairman and CEO annually provide the Board with an assessment of senior managers and of their potential to succeed him. He also provides the Board with an assessment of considered potential successors to certain senior management positions.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's Chief Financial Officer.

Anonymous Reporting and Whistleblower Protection

The Company's Code of Conduct includes protections for employees who report violations of the Code of Conduct, other policies, laws, rules and regulations. The Company has implemented an Internet-based anonymous reporting process for employees to report violations they do not otherwise bring directly to management. The site can be accessed from the Company's intranet as well as from any Internet connection or telephone around the world.

Codes of Conduct and Ethics

The Company has adopted a Code of Conduct applicable to the Company's Directors and employees, including the Company's CEO, Chief Financial Officer and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. Independent Directors receive notification of violations reported through the anonymous reporting process. The Chief Compliance Officer provides a quarterly report to the Audit Committee of incident reports identified through the anonymous reporting process and otherwise as necessary.

The Audit Committee has approved the adoption of the Financial Executives International Code of Financial Ethics by the Company's finance managers which supplements the employee Code of Conduct.

The Board has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or Director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year.

Stockholder Value

The Board is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans are submitted to the stockholders for approval prior to adoption;
- The 1997 Stock Plan and the proposed 2007 Plan include provisions that prohibit repricing of options including by canceling and issuing new option grants without prior approval of stockholders; and
- The Company is committed to keeping dilution under its stock plans for employees under 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Company's Board in writing and send them addressed in care of the Company's Corporate Secretary, Thomas R. Lavelle, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, sent by e-mail to corporate.secretary@xilinx.com, or faxed to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

The Company pays each of its non-employee Directors serving on the Xilinx Board $30,000 per year for service as a Director. Chairpersons of the Compensation and Nominating and Governance Committees receive an additional $10,000 per year and the Chairperson of the Audit Committee receives an additional $15,000 per year. Other than the chairpersons, members of the Compensation and Nominating and Governance Committees receive an additional $3,000 per year and the members of the Audit Committee receive an additional $5,000 per year. The Lead Independent Director also receives an additional $10,000 per year. All payments are made on a quarterly basis.

The Company's 1997 Stock Plan currently provides for an automatic grant of nonqualified options to non-employee Directors of the Company. Each eligible non-employee Director is granted an initial option to purchase 36,000 shares of Common Stock on the date of the Director's first Board or Committee meeting after becoming a Director and an additional option to purchase 12,000 shares of Common Stock on an annual basis thereafter. Director options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and currently vest over four (4) years. Directors will continue to receive equity compensation under the 2007 Plan (Proposal Three), if approved, although the Compensation Committee has not yet determined the particulars of the Directors' participation.

Directors who are actively employed as executives by the Company receive no additional compensation for their service as Directors. Mr. Roelandts is currently the only employee Director of the Company.

EXECUTIVE COMPENSATION

In addition to the information we are required to disclose by the Rules and Regulations of the SEC, we have voluntarily included additional disclosures in this section with respect to our equity based compensation plans so that our stockholders can make a more informed decision when deciding how to vote their proxies.

Summary Compensation Table

The following table sets forth compensation paid for services to the Company in all capacities during the last three (3) fiscal years to (i) the Company's Chief Executive Officer, and (ii) the four (4) other most highly compensated individuals who were serving as executive officers of the Company at the end of the Company's fiscal year ended April 1, 2006, including Richard W. Sevcik who resigned from the Company effective May 15, 2006 (collectively, the "Named Executive Officers"). Biographical information on the Named Executive Officers is provided in Part 1, Item 1 of the Company's Form 10-K.

		Annual Compensation		Long-Term Compensation Awards(2)		
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Options(#)	All Other Compensation ($)	Total Cash Compensation ($)
Willem P. Roelandts, ...	2006	$741,375	$339,652	220,000	$ 5,223(6)	$1,086,250
President, CEO and	2005	$715,500	$336,286	0(3)	$ 5,065(7)	$1,056.851
Chairman of the Board	2004	$715,500	$391,013	300,000(4)	$37,746(8)	$1,144,259
Kris Chellam,...........	2006	$366,250	$145,750	60,000	$32,095(9)	$ 544,095
Senior Vice President,	2005	$349,539	$140,157	0(3)	$26,225(10)	$ 515,921
Corporate and Enterprise Services	2004	$314,923	$147,753	100,000(4)	$58,885(11)	$ 521,561
Patrick W. Little, ...	2006	$302,029	$ 87,522	120,000	$ 2,417(12)	$ 391,968
Vice President, Worldwide	2005	$247,200	$ 66,944	0(3)	$ 9,408(13)	$ 323,552
Sales and Services	2004	$240,000	$ 72,600	153,000(4)	$12,074(14)	$ 324,674
Jon A. Olson, ...	2006	$256,403(15)	$221,226(16)	200,000	$ 4,973(17)	$ 482,602
Vice President and Chief	2005	0	0	0	0	0
Financial Officer	2004	0	0	0	0	0
Richard W. Sevcik, ...	2006	$476,250	$203,963	90,000	$ 5,223(18)	$ 685,436
Executive Vice President	2005	$465,000	$202,277	0(3)	$ 5,065(19)	$ 672,342
and General Manager	2004	$465,000	$222,968	150,000(5)	$37,746(20)	$ 725,714

(1) Represents management incentives earned in fiscal years 2006, 2005 and 2004 for achievement of corporate and individual objectives.

(2) The Company has not granted any stock appreciation rights or restricted stock awards and does not currently have any Long-Term Incentive Plans as that term is defined in regulations promulgated by the SEC. However, the 2007 Plan, for which we are seeking stockholder approval, may be a Long-Term Incentive Plan.

(3) Grants associated with the Company's annual Focal Review Period (as defined below) in calendar year 2005 were not included in last year's proxy statement because the grant date of July 1, 2005 occurred after the filing of last year's proxy statement.

(4) Represents options granted on April 5, 2004 based on anticipated contributions by the employee.

(5) Represents options granted on April 5, 2004 based on anticipated contributions by the employee and options granted on February 18, 2004 for promotion to Executive Vice President.

(6) Includes (i) employer contributions under our 401(k) Plan (Employer 401(k) Contributions) of $1,450, and (ii) the market value of shares purchased pursuant to the Employee Stock Purchase Plan on the date of such purchase, minus the purchase price of such shares thereunder (ESPP Gain) of $3,773.

(7) Includes (i) Employer 401(k) Contributions of $1,400, and (ii) ESPP Gain of $3,665.

(8) Includes (i) Employer 401(k) Contributions of $1,600, and (ii) ESPP Gain of $36,146.

(9) Includes (i) Employer 401(k) Contributions of $1,450, (ii) ESPP Gain of $3,773 and (iii) a distribution of $26,872 in deferred compensation.

(10) Includes (i) Employer 401(k) Contributions of $1,400, (ii) ESPP Gain of $3,665 and (iii) a distribution of $21,160 in deferred compensation.

(11) Includes (i) Employer 401(k) Contributions of $1,600, (ii) ESPP Gain of $36,146 and (iii) a distribution of $21,139 in deferred compensation.

(12) Includes (i) Employer 401(k) Contributions of $1,450 and (ii) ESPP Gain of $967.

(13) Includes (i) Employer 401(k) Contributions of $1,400 and (ii) ESPP Gain of $8,008.

(14) Includes (i) Employer 401(k) Contributions of $1,600 and (ii) ESPP Gain of $10,474.

(15) Represents a partial year's annual salary; Mr. Olson joined the Company on June 27, 2005.

(16) Includes (i) a $150,000 sign-on bonus and (ii) incentive compensation of $71,226 (see note (1) above).

(17) Includes (i) Employer 401(k) Contributions of $1,200, and (ii) ESPP Gain of $3,773.

(18) Includes (i) Employer 401(k) Contributions of $1,450, and (ii) ESPP Gain of $3,773.

(19) Includes (i) Employer 401(k) Contributions of $1,400, and (ii) ESPP Gain of $3,665.

(20) Includes (i) Employer 401(k) Contributions of $1,600, and (ii) ESPP Gain of $36,146.

Option Grants in Last Fiscal Year

In years prior to fiscal 2005, we have conducted the employee's annual performance and compensation reviews (the "Focal Review Period") to be effective on a date certain, set in advance, or about April 1 of each year. We regularly reported any option grants associated with the Focal Review Period in the proxy statement that was filed shortly thereafter, regardless of whether the grant date technically fell within the fiscal year being reported. For instance, options granted in connection with the Focal Review Period in calendar year 2004 were reported in the proxy statement for fiscal year ended April 3, 2004. In fiscal year 2006, the effective date for the Focal Review Period was July 1, 2005. Because the 2005 Focal Review Period fell after the filing of the fiscal year 2005 proxy statement, the fiscal year 2005 proxy statement did not include any stock options granted in the prior year other than such grants that may have been given on an individual and discretionary award basis throughout fiscal year 2005.

Unless otherwise noted, the following table shows option grants during the fiscal year ended April 1, 2006 for the Named Executive Officers and the potential realizable value of those options, assuming 5% and 10% annual appreciation, at the end of the ten-year option term.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(5)	
Name	Number of Securities underlying Options Granted (#)(1)(2)	% of Total Options Granted To Employees in Fiscal Year(%)	Exercise Price($)(3)	Expiration Date(4)	5%	10%
Willem P. Roelandts	220,000	2.59%	$25.48	07/01/2015	$3,525,331	$8,933,882
Kris Chellam	60,000	0.71%	$25.48	07/01/2015	$ 961,454	$2,436,513
Patrick W. Little	20,000(6)	0.24%	$27.05	05/16/2015	$ 340,231	$ 862,214
	20,000	0.24%	$25.48	07/01/2015	$ 320,484	$ 812,171
	40,000(7)	0.47%	$27.54	12/14/2015	$ 692,790	$1,755,666
	40,000(7)	0.47%	$28.20	02/08/2016	$ 709,393	$1,797,741
Jon A. Olson	200,000(8)	2.36%	$25.66	06/27/2015	$3,227,487	$8,179,086
Richard W. Sevcik	90,000	1.06%	$25.48	07/01/2015	$1,442,181	$3,654,770

(1) These options were granted under the Company's 1997 Stock Option Plan, have a ten-year term, typically vest monthly over a four-year period of employment, and have an exercise price equal to market value on the date of grant. Mr. Olson's 200,000 options were his new-hire grant; these options vest over a four-year period, one-quarter on the first anniversary of the grant and monthly thereafter for the remaining three (3) years.

(2) Except as otherwise indicated, the number of options represented in this column represents options granted on July 1, 2005.

(3) The exercise price may be paid by check, cash or delivery of shares that have been held for a minimum of six (6) months.

(4) Options may terminate before their expiration dates if the optionee's status as an employee, director, or consultant is terminated, upon the optionee's death or upon an acquisition of the Company.

(5) Potential realizable value is based on an assumption that the market price of the stock appreciates at the stated rate, compounded annually from the date of grant until the end of the ten-year option term. These values are calculated based on requirements established by the SEC and do not reflect the Company's estimate of future stock price appreciation.

(6) Represents options granted on May 16, 2005 for promotion to Vice President.

(7) Represents options granted on December 14, 2005 and February 8, 2006 for promotion to Vice President of Worldwide Sales.

(8) Represents Mr. Olson's new-hire grant on June 27, 2005 (see note (1) above for the vesting schedule).

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Options

The following table sets forth, as to the Named Executive Officers, certain information concerning exercise of options during the fiscal year ended April 1, 2006, and the year-end value of unexercised options:

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at April 1, 2006(#)		Value of Unexercised In-the-Money Options at April 1, 2006($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Willem P. Roelandts	750,775	$15,000,246	2,389,520	410,000	$10,789,158	$147,750
Kris Chellam	50,000	$ 998,997	690,376	125,833	$ 4,578,087	$ 49,250
Patrick W. Little	0	0	111,896	161,104	$ 75,000	$ 25,000
Jon A. Olson	0	0	0	200,000	$ 0	$ 0
Richard W. Sevcik	300,000	$ 4,906,563	1,026,601	187,916	$ 6,202,205	$ 73,875

(1) Calculated by determining the difference between the fair market value of the Securities underlying the options at March 31, 2006 ($25.46 per share) and the exercise price of the options.

Employee and Executive Option Grants for Fiscal Years 2006, 2005 and 2004

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. Nearly all of our employees participate in at least one of our stock option plans.

Grants associated with the Company's Focal Review Period in calendar year 2005 (fiscal year 2006) were not included in last year's proxy statement because the grant date of July 1, 2005 occurred after the filing of last year's proxy statement and are, therefore, included in the options for fiscal year 2006. Beginning in fiscal year 2007, equity grants (including options and other types of awards under the 2007 Plan, if approved) made in connection with the Focal Review Period will be effective on the first trading day of the Company's second fiscal quarter (i.e., on or about July 1).

The following table sets forth option grants to employees and Named Executive Officers (as defined below) during the last three (3) fiscal years ended April 1, 2006.

	2006	2005	2004
Net grants during the year as a % of outstanding shares	1.5%	2.4%	2.0%
Grants to Named Executive Officers during the year as a % of total options granted	8.1%	0%	7.2%
Grants to Named Executive Officers during the year as a % of outstanding shares	0.2%	0%	0.2%
Cumulative options held by Named Executive Officers as a % of total outstanding options	8.9%	10.4%	11.5%

The following table sets forth information relating to In-the-Money and Out-of-the-Money Option information for all option grants of the Company outstanding as of the end of fiscal year 2006:

In-the-Money and Out-of-the-Money Option Information
As of the End of Fiscal Year 2006

(shares in thousands)	Exercisable Shares	Unexercisable Shares	Total Shares	Weighted Average Exercise Price
In-the-Money	20,596	2,067	22,663	$17.45
Out-of-the Money(1)	24,584	12,583	37,167	$39.25
Total Options Outstanding	45,180	14,650	59,830	$30.99

(1) Out-of the-money options are those options with an exercise price equal to or above the closing price of $25.46 per share on March 31, 2006.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 18, 2006, except as noted below, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's Directors, (iii) each of the Named Executive Officers and (iv) all Directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Greater than 5% Stockholders		
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	49,991,000(1)	14.3%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	34,534,505(2)	10.0%
Capital Group International, Inc. 11100 Santa Monica Boulevard Los Angeles, CA 90025	24,353,310(3)	7.0%
Directors		
Willem P. Roelandts	2,585,602(4)	*
John L. Doyle	231,052(5)	*
Jerald G. Fishman	107,045(6)	*
Philip T. Gianos	162,744(7)	*
William G. Howard, Jr.	420,045(8)	*
Harold E. Hughes, Jr.	72,000(9)	*
J. Michael Patterson	39,400(10)	*
Elizabeth W. Vanderslice	97,273(11)	*

Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers		
Kris Chellam	811,992(12)	*
Patrick W. Little	273,166(13)	*
Jon A. Olson	200,888(14)	*
Richard W. Sevcik	1,002,716(15)	*
All directors and executive officers as a group (12 persons)	6,003,923(16)	1.7%

* Less than 1%

(1) Based on information contained in an amendment to Schedule 13G/A, reflecting stock ownership information as of December 31, 2005, which was filed by this stockholder pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (Section 13), on February 10, 2006.

(2) Based on information contained in an amendment to Schedule 13G/A, reflecting stock ownership information as of December 31, 2005, which was filed by this stockholder pursuant to Section 13, on April 10, 2006.

(3) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2005, which was filed by this stockholder pursuant to Section 13, on February 9, 2006.

(4) Includes options to purchase 2,446,920 shares of Common Stock exercisable within 60 days from May 18, 2006. Mr. Roelandts is President, CEO and Chairman of the Board of the Company.

(5) Includes options to purchase 204,052 shares of Common Stock exercisable within 60 days from May 18, 2006 and 3,000 shares held by the Doyle Family Trust.

(6) Includes options to purchase 83,045 shares of Common Stock exercisable within 60 days from May 18, 2006.

(7) Includes options to purchase 76,052 shares of Common Stock exercisable within 60 days from May 18, 2006 and 40 shares held by Mr. Gianos's son.

(8) Includes options to purchase 396,045 shares of Common Stock exercisable within 60 days from May 18, 2006.

(9) Includes options to purchase 41,250 shares of Common Stock exercisable within 60 days from May 18, 2006.

(10) Includes options to purchase 6,375 shares of Common Stock exercisable within 60 days from May 18, 2006.

(11) Includes options to purchase 73,045 shares of Common Stock exercisable within 60 days from May 18, 2006 and 228 shares of Common Stock held in joint tenancy.

(12) Includes options to purchase 658,709 shares of Common Stock exercisable within 60 days from May 18, 2006, 41,087 shares of Common Stock held by the Chellam Family Trust, 1,025 shares of Common Stock held by Mr. Chellam's immediate family and 1,000 shares of Common Stock held by Mr. Chellam's mother-in-law.

(13) Includes options to purchase 132,146 shares of Common Stock exercisable within 60 days from May 18, 2006.

(14) Includes options to purchase 50,000 shares of Common Stock exercisable within 60 days from May 18, 2006 and 888 shares of Common Stock held in a joint trust.

(15) Includes options to purchase 908,808 shares of Common Stock exercisable within 60 days from May 18, 2006.

(16) Includes options held by named executive officers and directors of the Company to purchase an aggregate of 5,076,447 shares of Common Stock exercisable within 60 days from May 18, 2006.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

On January 11, 1996, the Company entered into a letter agreement with Willem P. Roelandts, its current President, CEO and Chairman of the Board, relating to terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provided for initial base compensation of $41,667 per month, an initial target bonus equal to 60% of base salary and the grant of options to purchase 3,200,000 shares of Common Stock, exercisable at $7.95 per share and vesting over a five-year period. The letter agreement provides that in the event that Mr. Roelandts voluntarily terminates his employment with the Company or is terminated for cause, he will not be eligible to receive any severance payments. The letter agreement also provides that if Mr. Roelandts is terminated without cause within one (1) year following a change in control of the Company (as defined in the agreement), he would receive two (2) years' base pay, two (2) years' target bonus, two (2) years' medical and dental insurance and full vesting of all previously unvested stock options.

On June 2, 2005, the Company entered into a letter agreement with Jon A. Olson, its current Chief Financial Officer and Vice President, Finance, related to terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provided for initial base compensation of $27,917 per month, a target bonus equal to 50% of base salary, a hire-on bonus of $150,000, an option to purchase 200,000 shares of common stock, exercisable at $25.66 per share and vesting over a four-year period. The agreement provides that in the event a change in control due to the sale or merger of the Company occurs within a two-year time period from his date of hire and Mr. Olson is terminated by the Company without cause within one (1) year following the change in control, Mr. Olson will be eligible for one (1) year's base pay, one (1) year's target bonus, one (1) year's medical and dental insurance and accelerated vesting of one (1) year of unvested stock options.

On May 3, 2006, the Company entered into a separation agreement with Richard W. Sevcik upon his retirement. Mr. Sevcik resigned from his position on the Board as of April 13, 2006 and from his position as Executive Vice President of Programmable Logic Systems Group as of May 15, 2006. Under the Company's executive retirement program, Mr. Sevcik received one (1) year of accelerated vesting of unvested stock options as of May 15, 2006 and will receive medical and dental benefits for himself and his spouse until Mr. Sevcik reaches age 65 or becomes eligible for coverage under another plan. In exchange for providing a general release and contingent upon a covenant not to compete, Mr. Sevcik will also receive a separation payment of $480,000, in ten (10) equal monthly installments to be fully paid by March 15, 2007.

Retirement Benefits

On December 3, 1997, the Board approved a discretionary program enabling it to provide for the acceleration of the vesting by one (1) year of options held by an elected officer in the event of the voluntary resignation by such elected officer at or after attaining the age of fifty-five (55) with at least five (5) year's service as an elected officer of the Company. Such acceleration of the vesting of options is subject to certain restrictions and conditions as determined by the Board.

The Company offers continuing health benefits to retiring elected officers who have attained at least the age of fifty-five (55) and who have served as an elected officer of the Company for at least five (5) years. The benefits include medical and dental coverage for the retiring executive and his or her dependents until the executive reaches age sixty-five (65) or becomes eligible for another benefit plan, whichever is earlier. The retiring executive remains responsible for the individual's portion of the insurance premium.

Change in Control Arrangements

1997 Stock Plan

Merger or Consolidation

In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding option shall be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the optionee shall fully vest in and have the right to exercise all of the optionee's options including options which would not otherwise be vested or exercisable and the optionee would be fully vested and would have the right to exercise the option(s) for a period of thirty (30) days. If not exercised within said thirty-day period, the option right would terminate upon the expiration of such period.

Dissolution or Liquidation

In the event of the proposed dissolution or liquidation of the Company, the administrator in its discretion may provide for an optionee to have the right to exercise his or her option until ten (10) days prior to such transaction as to all of the options covered thereby, including shares as to which the options would not otherwise be vested or exercisable. To the extent it has not been previously exercised, an option would terminate immediately prior to the consummation of such proposed action.

Changes in Capitalization

Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding option, and the number of shares of Common Stock which have been authorized for issuance under the 1997 Stock Plan but as to which no options have yet been granted or which have been returned to the 1997 Stock Plan upon cancellation or expiration of an option, as well as the price per share of Common Stock covered by each such outstanding option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock.

2007 Equity Incentive Plan

Merger or Consolidation

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder shall be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within thirty (30) days of such effective date. All awards not canceled as described in (ii) above shall automatically be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Dissolution or Liquidation

If the Company sells all or substantially all of its property, or dissolves, liquidates, or winds up its affairs, each Participant (as defined in the 2007 Plan) shall receive in exchange for his or her vested awards, the same kind and amount of securities or assets as may be issuable, distributable or payable to other stockholders for each share upon any such event.

Changes in Capitalization

In the event there is any increase or decrease in the number of issued and outstanding shares of Common Stock resulting from a stock dividend, stock split, combination or exchange, or any other increase or decrease of shares without receipt of consideration by the Company, appropriate adjustment shall be made (i) in the maximum number of shares of Common Stock that may be awarded under the 2007 Plan; (ii) in the number of shares and the option price of previously granted but unexercised options; (iii) in the number of SARs and the SAR price of previously granted but unexercised SARs; and (iv) the number of outstanding shares of restricted stock and the number of outstanding RSUs where restrictions have not lapsed prior to the capitalization change.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. It assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. A revised Charter of the Audit Committee was adopted by the Board on May 3, 2006 and is filed herewith as Appendix B to this Proxy Statement and can be found at www.xilinx.com.

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company and has the power to retain outside counsel or other experts for this purpose. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended April 1, 2006 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communications with Audit Committees). In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP, required by the Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees), and has discussed with them their independence from the Company and its management.

The Audit Committee also reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of April 1, 2006, which it made using the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control-Integrated Framework. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its attestation report on management's assessment of internal control over financial reporting and its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the year ended April 1, 2006.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2006 for filing with the SEC.

Audit Committee of the Board of Directors
— John L. Doyle, Chairman
— Harold E. Hughes, Jr.
— J. Michael Patterson

The foregoing Audit Committee report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended, referred to as the Securities Act, or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS FOR FISCAL YEAR 2006

Overview

The Board's Compensation Committee establishes the general compensation policies of the Company, determines the specific compensation levels for senior management and administers the bonus programs adopted in October 2002 (Pay for Xilinx Performance (PXP) and Profit Sharing), the Executive Bonus Program adopted for fiscal year 2006, the Employee Stock Purchase Plan, the 1997 Stock Plan, the Deferred Compensation Plan, and the 2007 Plan subject to approval by stockholders (Proposal Three) and its effective date.

The Compensation Committee is comprised of three (3) independent, non-employee directors who have no interlocking relationships as defined by the SEC. The Compensation Committee met four (4) times during fiscal year 2006, regularly reviewing compensation practices and plans, and types and levels of compensation. The Compensation Committee retains a compensation consultant to assist in its review of independent compensation data such as public company proxy statements and the Radford Management Survey in setting executive compensation. In its survey of market data, the Company focuses on companies meeting all or some of the following criteria: they are in similar industries as the Company; they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; they have growth expectations similar to those of the Company; and they are companies against whom the Company competes for talent.

Compensation Philosophy

The Company's compensation philosophy is built upon four fundamental principles: align compensation with performance; align interests of employees and stockholders; attract and retain excellent talent at all levels; and apply the same principles to all levels of employees. Consistent with our "pay as you go" philosophy, compensation under our bonus programs varies with company performance. Quarterly payments increase if Xilinx beats its financial targets. Less is paid if we fall short of our targets. If the Company does not achieve a minimum profit margin target, nothing is paid under the bonus programs, even if the Company may have met or exceeded its revenue targets. The maximum payout under PXP and the Company's Profit Sharing Plan is limited to 10% of the Company's operating profit in any given quarter.

Executive Compensation

Base Salary

Base salaries for the Company's executive officers are reviewed and adjusted on an annual basis. In determining compensation for the Company's executive officers as of July 1, 2005, base salary was based on a number of criteria, including the individual officer's performance level during the prior year, the officer's base compensation level during the prior year, individual achievements of that officer and base salary paid to officers in comparable positions at companies of comparable size among those in the survey of market data.

Incentive Compensation

During fiscal year 2006, executive officers participated in an Executive Bonus Program under which bonus targets ranged from 50% to 70% of the individual's base pay. The program had two components measured quarterly and weighted as follows: actual company revenue versus the revenue goal growth rate set at the beginning of the fiscal year (two-thirds) and the individual's expense performance against the individual's assigned expense budget for the quarter (one-third). Revenue and expense performance were determined after each quarter's earnings release to the public. If the quarterly goals were missed for either component, the individual did not receive a bonus attributed to the missed component. As a group, the executive officers (excluding the CEO) received 50% to 67% of their aggregated incentive compensation target during fiscal year 2006; the range reflects the varied success with which executive officers met their expense targets during fiscal year 2006.

Executive officers will participate in PXP for their incentive compensation during fiscal year 2007, beginning April 2, 2006. PXP compensation is based upon three components which are weighted as follows: operating profit margin (40%), actual revenue versus goal set at the beginning of the quarter (40%), and a strategic objective (20%). Operating profit and revenue performance are determined after each quarter's earnings are released to the public. The operating profit and revenue components are subject to a multiplier that reduces or increases that component of PXP, depending upon performance results, and may result in participants receiving less than or more than their target percentages. The operating profit multiplier increases no more than 0.2 for each percentage point above target. The revenue multiplier increases no more than 0.15 for each five (5) percentage points of revenue performance above the Company's goal set at the beginning of the quarter.

The annual strategic objective component (20% of executive PXP target) is tied to key corporate initiatives such as product quality, customer satisfaction and market segment share. Individual performance may be considered. The strategic objective component is proposed by the CEO and approved by the Compensation Committee. If the strategic objective is not achieved in its entirety, nothing is paid for this part of PXP. If the objective is achieved, the operating profit multiplier applicable to the period's profitability is applied to this component of PXP.

Equity

The Compensation Committee's determination with respect to stock option grants to executive officers during fiscal year 2006 was based on future anticipated contributions by the individual and corporate performance. Determination of option grant amounts is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including an overall review of both individual and corporate performance and the value of stock option grants of comparable officers at comparable companies. The companies used for purposes of the Company Stock Price Performance graph differ from those companies considered for compensation comparison.

CEO Compensation

Pursuant to the recommendation of the Compensation Committee and approved by the Board, Mr. Roelandts had an annual base salary in the amount of $741,375 for fiscal year 2006 and he received a grant of 220,000 options to purchase stock at $25.48 per share. Under the Executive Bonus Program, the CEO's incentive compensation had two components: two-thirds of his target bonus of 70% was measured and paid out according to the metrics and weighting of the program as it pertained to other executive officers (described above) and one-third based on the Company's performance against specific goals set and evaluated by the Board, specifically market diversification, gross margin, profit margin, days of inventory, and delivery record against original factory commitment date. The CEO received 67% of his total target incentive compensation for fiscal year 2006.

The Compensation Committee determined Mr. Roelandts' compensation pursuant to objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including assessment of his achievements, and a review of compensation paid to chief executive officers of comparable companies. The companies used for purposes of the Company Stock Performance graph differ from those companies considered for CEO compensation comparison.

Employee Evaluation and Compensation

Approximately once a year, the Company reviews employees' base salaries, taking into consideration each employee's performance and salary for competitive positions in the relevant labor market as determined by geographic location, position and grade level (Focal Review). The Company believes that all employees should understand and participate in their annual performance evaluation and development plans.

Compensation levels reported in this year's proxy statement are reflective of decisions made during the 2005 calendar year Focal Review.

Bonus compensation for employees is provided under our two (2) bonus programs, PXP and Profit Sharing. Employees who are not participating in a sales-based incentive plan and who were fully employed during the calendar quarter are eligible for PXP and Profit Sharing. As described above, we only pay bonuses if the Company achieves a threshold operating income target that is aligned with the corporate financial model. Managers participate in PXP which is described above under the Executive Compensation section, with the exception that the annual strategic objective component applies only to vice presidents. All other employees participate in Profit Sharing. Payments under Profit Sharing depend upon the Company's performance against its operating profit margin target. The same multiplier that applies to the operating profit margin target for PXP applies to Profit Sharing. Officers do not participate in Profit Sharing.

Competitive Levels of Compensation

The Company is committed to providing a compensation program that helps to attract and retain the people necessary to achieve its objectives. The Company generally applies its compensation philosophy worldwide, in accordance with local law. The Company believes that its compensation practices for fiscal year 2006 were competitive and compensation levels were near the median of industry compensation levels.

Other Benefit Plans

On April 1, 2000, the Compensation Committee adopted a non-qualified deferred compensation plan. Under the Deferred Compensation Plan, certain key employees and non-employee directors may defer a portion of their salary and bonus. Participants' deferrals earn rates of return based on the performance of the mutual funds selected by the participants.

The Company believes it is important to align employee and stockholder long-term interests by creating a strong and direct link between employee compensation and stockholder return. To this effect, the Company has a 1988 Stock Option Plan and a 1997 Stock Plan, the Employee Stock Purchase Plan, and has submitted the 2007 Plan to stockholders for approval this year (Proposal Three).

Under the Employee Stock Purchase Plan, employees who meet the required work hours are entitled to purchase shares of Common Stock at 85% of the fair market value of the stock at certain specified dates.

Deductibility under Section 162(m)

Section 162(m) of the Tax Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to each of its CEO and next four (4) most highly paid executive officers. The Company's stockholder-approved equity plans are qualified so that awards under such plans constitute performance-based compensation not subject to Section 162(m) of the Tax Code. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible.

The amounts paid to the Chief Executive Officer during fiscal year 2006 in excess of $1,000,000 ($86,250) were not deductible for fiscal 2006.

Compensation Committee of the Board of Directors
— Philip T. Gianos, Chairman
— Jerald G. Fishman
— William G. Howard, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is an officer or employee of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2006, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than ten-percent beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company has one stockholder that is the beneficial owner of more than ten percent of its Common Stock (see "Security Ownership of Certain Beneficial Owners and Management"). To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that its officers, directors and greater-than-10% stockholders (if any) complied with all Section 16(a) filing requirements during the 2006 fiscal year.

COMPANY STOCK PRICE PERFORMANCE

The following chart shows a comparison of cumulative total return for the Company's Common Stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), and the Standard & Poor's 500 Semiconductors Index (S&P 500 Semiconductors). The total stockholder return assumes $100 invested on March 31, 2001 in Xilinx, Inc. Common Stock, the S&P 500 Index and the S&P 500 Semiconductors.


COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN
$150
$100
$50
$0
Mar01
Mar02
Mar03
Mar04
Mar05
Mar06
XILINX, INC.
S&P 500 INDEX
S&P 500 SEMICONDUCTORS

	INDEXED RETURNS Years Ended					
Company/Index	Base Period Mar01	Mar02	Mar03	Mar04	Mar05	Mar06
XILINX, INC.	100	113.48	66.65	107.50	83.76	73.70
S&P 500 INDEX	100	100.24	75.42	101.91	108.73	121.48
S&P 500 SEMICONDUCTORS	100	108.75	56.07	96.19	81.53	88.31

NOTE: **STOCK PRICE PERFORMANCE AND INDEXED RETURNS FOR OUR COMMON STOCK ARE HISTORICAL AND ARE NOT AN INDICATOR OF FUTURE PRICE PERFORMANCE OR FUTURE INVESTMENT RETURNS**

OTHER MATTERS

Analog Devices, Inc. (ADI) disclosed in its Form 10-K filed on November 30, 2004 that the SEC had initiated an inquiry into its stock option granting practices, focusing on options that were granted shortly before the issuance of favorable financial results. On November 15, 2005, ADI announced that a tentative settlement had been reached that concerns ADI and its CEO, Jerald Fishman. The SEC Staff has decided to recommend the offer of settlement to the Commission. A final settlement is subject to review and approval by the Commission. The contemplated settlement addresses two separate issues. The first issue concerns ADI's disclosure regarding granting of options to its employees and directors prior to the release of favorable financial results. The second issue concerns the grant dates for options granted to ADI employees and officers in specific years. In connection with the contemplated settlement, ADI would consent to a cease-and-desist order under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, would pay a civil money penalty of $3 million, and would reprice options granted to Mr. Fishman and other directors in certain years.

In connection with the contemplated settlement, Mr. Fishman would consent to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, would pay a civil money penalty of $1 million, and would make a disgorgement payment with respect to options granted in certain years.

ADI and Mr. Fishman would settle this matter without admitting or denying the SEC's findings.

On May 24, 2006, ADI announced that it received a document subpoena requesting certain records from 2000 to the present relating to ADI's granting of stock options. ADI expressed its belief that this document request is related to the matters underlying the SEC inquiry and contemplated settlement described above.

ADI has determined that no restatement of its historical financial results would be necessary due to the proposed settlement.

For additional information on the contemplated settlement by ADI and its CEO, Jerald Fishman, please refer to ADI's disclosures on the matter, including, without limitation, those included in Form DEF 14A, filed with the SEC on February 8, 2006, and its Form 8-K filed on May 24, 2006.

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: May 31, 2006

APPENDIX A

XILINX, INC.
2007 EQUITY INCENTIVE PLAN

This Xilinx, Inc. 2007 Equity Incentive Plan (hereinafter called the "Plan") was adopted by the Board of Directors of Xilinx, Inc., a Delaware corporation (hereinafter called the "Company") on May 3, 2006, subject to approval by the Company's stockholders at its annual meeting on July 26, 2006 (as continued, if necessary). If approved by the Company's stockholders, the Plan shall be effective as of January 1, 2007. The Plan terminates on December 31, 2013.

ARTICLE 1
PURPOSE

The purpose of the Plan is to attract and retain the services of able persons as Employees, Consultants, and Non-Employee Directors of the Company and its Subsidiaries, to provide such persons with a proprietary interest in the Company through the granting of Options, SARs, Restricted Stock, and RSUs, whether granted singly, or in combination, or in tandem, that will (a) increase the interest of such persons in the Company's welfare, and (b) furnish an incentive to such persons to continue their services for the Company and/or Subsidiary.

ARTICLE 2
DEFINITIONS

For purposes of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 "Award" means the grant of any Incentive Stock Option, Non-qualified Stock Option, SAR, Restricted Stock, or Restricted Stock Unit, whether granted singly, in combination or in tandem.

2.2 "Award Agreement" means a written agreement between a Participant and the Company, which sets out the terms of the grant of an Award.

2.3 "Award Period" means the period during which one or more Awards granted under an Award Agreement may be exercised or earned.

2.4 "Board" means the Board of Directors of the Company or any designated Subsidiary.

2.5 "Cause" shall mean: (i) engaging in financial fraud; (ii) embezzling property of the Company and/or any Subsidiary; (iii) non-payment of an obligation owed to the Company; (iv) breach of fiduciary duty or deliberate disregard of Company rules resulting in loss, damage or injury to the Company; (v) engaging in any activity for, or affiliating with, any competitor of the Company and/or any Subsidiary; (vi) theft of trade secrets or unauthorized disclosure of any confidential information or trade secret of the Company and/or any Subsidiary; or (vii) engaging in conduct that is a violation of securities laws, antitrust and unfair competition laws, the Foreign Corrupt Practices Act, other laws, or which conduct puts the Company and/or any Subsidiary at substantial risk of violating such laws. The Committee, in its sole discretion, shall determine if a Participant's termination of employment or cessation of services is for "Cause."

2.6 "Change of Control." A Change of Control shall occur if:

(a) Any Person, or more than one Person acting as a group, acquires ownership of Shares of the Company that, together with stock held by such Person or group, constitutes more than 50% of the total Fair Market Value or total voting power of the Shares of the Company. However, if any one Person or more than one Person acting as a group, is considered to own more than 50% of the total

Fair Market Value or total voting power of the Shares of the Company, the acquisition of additional Shares by the same Person or Persons is not considered to cause a Change in Control;

(b) Any one Person, or more than one Person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of Shares of the Company possessing 35% or more of the total voting power of the Shares of such Company;

(c) A majority of members of the Board of Directors of the Company are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors of the Company prior to the date of the appointment or election; or

(d) Any one Person, or more than one Person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total "gross fair market value" equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the Company's assets or the value of the assets being disposed of, as applicable, determined without regard to any liabilities associated with such assets.

2.7 "Code" means the U.S. Internal Revenue Code of 1986, as amended, together with the published rulings, regulations, and interpretations duly promulgated thereunder.

2.8 "Committee" means the Compensation Committee of the Board of Directors of the Company or such other Committee appointed or designated by the Board of Directors of the Company to administer the Plan in accordance with Article 3 of this Plan.

2.9 "Company" means Xilinx, Inc., a Delaware corporation, and any successor entity.

2.10 "Consultant" means each individual who performs services for the Company and/or any Subsidiary, and who is determined by the Committee to be a consultant to the Company and/or Subsidiary.

2.11 "Covered Participant" means a Participant who is a "covered employee" as defined in Section 162(m)(3) of the Code, and the regulations promulgated thereunder, and any individual the Committee determines should be treated as such a covered employee.

2.12 "Date of Grant" means "date of grant" as determined by the Committee consistent with Statement of Financial Accounting Standards 123(R).

2.13 "Director" means a member of the Board.

2.14 "Disability" means total and permanent disability as described in Section 22(e)(3) of the Code.

2.15 "Employee" means each individual who performs services for the Company and/or any Subsidiary, and who is determined to be an employee of the Company and/or such Subsidiary by the Committee.

2.16 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.17 "Exercise Date" means the date specified in the Participant's Exercise Notice, on which the Participant seeks to exercise an Option or SAR.

2.18 "Exercise Notice" means the electronic or written notice from the Participant to the Company (or to a designated broker acting as agent for the Company) notifying the Company or designated broker, as applicable, that the Participant seeks to exercise an Option or SAR.

2.19 "Fair Market Value" of a Share means:

(a) If the Share is listed on any established stock exchange or a national market system, including, without limitation, the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be its closing sales price (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Share is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Share on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Share, the Fair Market Value shall be determined in good faith by the Committee.

2.20 "Good Reason" means the assignment to the Participant of duties that result in a material diminution of the Participant's duties and responsibilities. The Committee, in its sole discretion, shall determine whether a Participant's termination from employment or cessation of services is for "Good Reason."

2.21 "Incentive Stock Option" or "ISO" means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

2.22 "Non-Employee Director" means a member of the Board who is not an Employee.

2.23 "Non-qualified Stock Option" or "NQSO" means a stock option, granted pursuant to this Plan that is not intended to comply with the requirements set forth in Section 422 of the Code.

2.24 "Option" means either an ISO or NQSO.

2.25 "Option Price" means the price which must be paid by a Participant upon exercise of an Option to purchase a Share.

2.26 "Participant" shall mean an Employee, Consultant, or Non-Employee Director to whom an Award is granted under this Plan.

2.27 "Performance Goal" means the performance goals or objectives established by the Committee as a condition precedent to the vesting of an Award. The Performance Goals related to a Covered Participant are listed in Article 10 of this Plan. The Performance Goals related to a Participant who is not a Covered Participant shall be determined by the Committee in its sole discretion.

2.28 "Performance Period" means the time period designated by the Committee during which Performance Goals must be met.

2.29 "Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

2.30 "Plan" means this Xilinx, Inc. 2007 Equity Incentive Plan, as amended from time to time.

2.31 "Restricted Stock" means Shares issued or transferred to a Participant pursuant to Section 6.5 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

2.32 "Restricted Stock Unit" or "RSU" means a unit denominating a Share that gives the right to receive a payment in cash and/or Shares, and which is subject to restrictions, as described under Section 6.5 of the Plan and in the related Award Agreement.

2.33 "SAR" or "Stock Appreciation Right" means the right to receive a payment, in cash and/or Shares, equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the SAR Price for such Shares.

2.34 "SAR Price" means the Fair Market Value of each Share covered by a SAR on the Date of Grant of such SAR.

2.35 "SEC" shall mean the U.S. Securities and Exchange Commission.

2.36 "Shares" means the Company's common stock.

2.37 "Subsidiary" means a "subsidiary corporation," as defined under Section 424(f) of the Code.

ARTICLE 3
ADMINISTRATION

3.1 The Committee shall administer the Plan unless otherwise determined by the Board of Directors of the Company. The Committee shall consist of at least two Directors of the Company who are both "outside directors" under Section 162(m) of the Code and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board of Directors of the Company. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board of Directors of the Company.

3.2 A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

3.3 The Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement the Award Period, the Date of Grant, and such other terms, provisions, limitations, and Performance Goals, as are approved by the Committee, but not inconsistent with the Plan, including, but not limited to, any rights of the Committee to cancel or rescind any such Award.

3.4 The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and (iii) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan, including, but not limited to, creating sub-plans to take advantage of favorable tax-treatment for grants of Awards to Employees, Consultants, or Non-Employee Directors of the Company and/or any Subsidiary residing in non-U.S. jurisdictions. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding and conclusive on all interested parties.

3.5 With respect to restrictions in the Plan that are based on the requirements of Section 422 of the Code, Section 162(m) of the Code, the rules of any exchange or inter-dealer quotation system upon which the Company's securities are listed or quoted, or any other applicable law, rule or restriction (collectively, "applicable law"), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

ARTICLE 4
ELIGIBILITY

The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Consultant, or Non-Employee Director. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, different Awards need not contain similar provisions. The Committee's determinations under the Plan (including, without limitation, the determination of the individual who is to receive an Award, the form, amount and timing of such Award, and the terms and provisions of such Award and the agreements evidencing the same) need not be uniform and may be made by it selectively among Employees, Consultants, or Non-Employee Directors who receive, or are eligible to receive, Awards under the Plan.

ARTICLE 5
SHARES SUBJECT TO PLAN

5.1 *Total Shares Available.* Subject to adjustment as provided in Articles 13 and 14, the maximum number of Shares that may be delivered pursuant to Awards granted under the Plan is 10,000,000, all of which may be granted as Incentive Stock Options.

5.2 *Source of Shares.* Shares to be issued may be made available from authorized but unissued Shares, Shares held by the Company in its treasury, or Shares purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available a number of Shares that shall be sufficient to satisfy the requirements of this Plan.

5.3 *Restoration and Retention of Shares.* If any Shares subject to an Award shall not be issued or transferred to a Participant and shall cease to be issuable or transferable to a Participant because of the forfeiture, termination, expiration or cancellation, in whole or in part, of such Award or for any other reason, or if any such Shares shall, after issuance or transfer, be reacquired by the Company because of the Participant's failure to comply with the terms and conditions of an Award or for any other reason, the Shares not so issued or transferred, or the Shares so reacquired by the Company, as the case may be, shall no longer be charged against the limitation provided for in Section 5.1 and may be used thereafter for additional Awards under the Plan. To the extent an Award under the Plan is settled or paid in cash, Shares subject to such Award will not be considered to have been issued and will not be applied against the maximum number of Shares provided for in Section 5.1. If an Award may be settled in Shares or cash, such Shares shall be deemed issued only when and to the extent that settlement or payment is actually made in Shares. To the extent an Award is settled or paid in cash, and not Shares, any Shares previously reserved for issuance or transfer pursuant to such Award will again be deemed available for issuance or transfer under the Plan, and the maximum number of Shares that may be issued or transferred under the Plan shall be reduced only by the number of Shares actually issued and transferred to the Participant. The Committee may, from time to time, adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate.

ARTICLE 6
GRANT OF AWARDS

6.1 *Award Agreement.* The grant of an Award shall be authorized by the Committee or its Designee and may be evidenced by an Award Agreement setting forth the term of the Award, including the total number of Shares subject to the Award, the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and Performance Goals, as are approved by the Committee, but not inconsistent with the Plan. The Company may execute an Award Agreement with a Participant after the Committee or its Designee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within seven (7) years of the date of adoption of this Plan. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, the receipt of any other Award under the Plan.

6.2 *Limitations on Awards.* The Plan is subject to the following limitations:

(a) *Options.* The Option Price cannot be less than 100% of the Fair Market Value of the Share(s) underlying the Option on the Date of Grant of such Option.

(b) *SARs.* The SAR Price of a SAR cannot be less than 100% of the Fair Market Value of the Share(s) underlying the SAR on the Date of Grant of such SAR.

(c) *Calendar Year Share Limit.* The aggregate Awards granted under the Plan to any participant during any calendar year shall not exceed:

(i) 4,000,000 Shares subject to Options or SARs; and

(ii) 2,000,000 Shares subject to Awards other than Options or SARs.

(d) *Calendar Year Cash Limit.* No Participant may receive during any calendar year Awards under the Plan that are to be settled in cash covering an aggregate of more than $6,000,000.

(e) *Term.* The term of Awards may not exceed seven (7) years.

(f) *Repricing.* The Committee shall not reprice an Option, either by directly lowering the exercise price, or through the cancellation of an Option in exchange for a new Option having a lower exercise price, without stockholder approval.

6.3 *Rights as Stockholder.* Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or any authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder of the Company shall exist with respect to such Shares, notwithstanding the exercise of any Award. No adjustment will be made for a dividend or other rights for which the record date is prior to the date Shares are issued.

6.4 *Options.*

(a) *In General.* The Committee may grant Options under the Plan. ISOs may be granted only to Employees. NQSOs may be granted to Employees, Consultants, and Non-Employee Directors. With respect to each Option, the Committee shall determine the number of Shares subject to the Option, the Option Price, the term of the Option, the time or times at which the Option may be exercised and whether the Option is an ISO or an NQSO.

(b) *Vesting.* Subject to Article 14 of the Plan, Options shall vest upon satisfaction of the conditions set forth in the Award Agreement. Such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

(c) *Special Rule for ISOs.* If the aggregate Fair Market Value of Shares (determined as of the Date of Grant) underlying ISOs that first become exercisable during any calendar year exceeds $100,000, the portion of the Option or Options not exceeding $100,000, to the extent of whole Shares, will be treated as an ISO and the remaining portion of the Option or Options will be treated as an NQSO. The preceding sentence will be applied by taking Options into account in the order in which they were granted.

6.5 *Restricted Stock/Restricted Stock Units.* If Restricted Stock and/or Restricted Stock Units are granted to a Participant under an Award, the Committee shall establish: (i) the number of Shares of Restricted Stock and/or the number of Restricted Stock Units awarded, (ii) the price, if any, to be paid by the Participant for such Restricted Stock and/or Restricted Stock Units, (iii) the time or times within which such Award may be subject to forfeiture, (iv) Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, if any, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (v) all other terms, limitations, restrictions, and conditions of the Restricted Stock and/or Restricted Stock Units, which shall be consistent with this Plan. The provisions of Restricted Stock and/or Restricted Stock Units need not be the same with respect to each Participant.

(a) *Legend on Shares.* Each Participant who is awarded Restricted Stock shall be issued the number of Shares specified in the Award Agreement for such Restricted Stock, and such Shares shall be recorded in the Share transfer records of the Company and ownership of such Shares shall be evidenced by a certificate or book entry notation in the Share transfer records of the Company. Such Shares shall be registered in the name of the Participant, and shall bear or be subject to an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock. The Committee may require that the Share certificates or other evidence of ownership of the Shares of Restricted Stock be held in custody by the Company until the restrictions thereon shall have lapsed, and that the Participant deliver to the Committee a share power or share powers, endorsed in blank, relating to the Shares of Restricted Stock.

(b) *Restrictions and Conditions.* Shares of Restricted Stock and Restricted Stock Units shall be subject to the following restrictions and conditions:

(i) Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant (the "Restriction Period"), the Participant shall not be permitted to sell, transfer, pledge or assign Shares of Restricted Stock and/or Restricted Stock Units.

(ii) Except as provided in subparagraph (i) above and subject to the terms of a Participant's Award Agreement, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the Shares, and the right to receive any dividends thereon. Certificates or evidence of ownership of Shares free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such Shares. Certificates for the Shares forfeited under the provisions of the Plan shall be promptly returned to the Company by the forfeiting Participant. Each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any Shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer.

(iii) The Restriction Period of Restricted Stock and/or Restricted Stock Units shall commence on the Date of Grant and, subject to Article 14 of the Plan, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

6.6 *SARs.*

(a) *In General.* A SAR shall entitle the Participant to surrender to the Company the SAR, or a portion thereof, as the Participant shall choose, and to receive from the Company in exchange therefore cash or Shares in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per Share over the SAR Price per Share specified in such SAR, multiplied by the total number of Shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of Shares having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional Shares, or the Company may settle such obligation in part with Shares and in part with cash.

(b) *Vesting.* Subject to Article 14 of the Plan, SARs shall vest upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

ARTICLE 7
AWARD PERIOD; VESTING

The Committee, in its sole discretion, may determine that an Award will be immediately exercisable, in whole or in part, or that all or any portion may not be exercised until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Award may be exercised.

ARTICLE 8
TERMINATION OF SERVICE

8.1 *In General.* If a Participant's employment or service as a Consultant or Non-Employee Director with the Company is terminated (other than for Good Reason, Cause, or by reason of death or disability), then the portion of any Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of any Award that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 30th day following the date of such Participant's termination.

8.2 *Death or Disability.* If a Participant's employment or service as a Consultant or Non-Employee Director with the Company is terminated by reason of Disability, then the portion of any Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of any Award that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 12-month anniversary of the date of such Participant's termination. If a Participant's employment or service as a Consultant or Non-Employee Director with the Company is terminated by reason of death, vesting of the unvested portion of any Award shall be accelerated 12 months from the date of such death. Such vested Award shall automatically lapse and be forfeited at the close of business on the 12-month anniversary of the date of such Participant's death.

8.3 *Suspension or Termination for Cause.* If at any time (including after a notice of exercise has been delivered) the Committee or an officer of the Company authorized by the Committee under Section 3.4, reasonably believes that a Participant has committed an act of misconduct as described in Section 2.5, the Committee or such authorized officer may suspend the Participant's right to receive the benefit of any Award pending a determination by the Committee of whether an act of misconduct amounting to Cause has been committed. If at any time a Participant's employment or service as a Consultant or Non-Employee Director is terminated by the Company for Cause, the Participant's entire Award, whether vested or unvested, shall automatically lapse and be forfeited on the date of such termination. Any determination by the Committee or authorized officer with regard to the foregoing shall be final, conclusive and binding on all interested parties. For any Participant who is an "executive officer" for purposes of Section 16 of the Exchange Act, the determination of the Committee shall be subject to the approval of the Board of Directors.

8.4 *Termination for Good Reason.* If a Participant's employment or service as a Consultant or Non-Employee Director with the Company is terminated for Good Reason, the portion of the Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of the Award that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 12-month anniversary of the date of such Participant's termination.

8.5 *Leave of Absence; Transfer.* For purposes of this Plan, a Participant shall not be deemed to have a termination of employment or a cessation of services, if the Participant is either on a leave of absence approved by the Company or any Subsidiary, or the Participant transfers between locations of the Company or any Subsidiary. Notwithstanding the above, the Committee may cause vesting of Awards to cease while a Participant is on a leave of absence.

ARTICLE 9
EXERCISE OF AWARD

9.1 *In General.*

(a) A vested Award may be exercised at such times and in such amounts as provided in this Plan and the applicable Award Agreement, subject to the terms, conditions and restrictions of the Plan.

(b) In no event may an Award be exercised or Shares be issued pursuant to an Award if a necessary listing or quotation of the Shares on a stock exchange or inter-dealer quotation system or any registration under any laws required under the circumstances has not been accomplished. No Award may be exercised for a fractional Share.

9.2 *Stock Options.*

(a) Subject to such administrative regulations as the Committee may from time to time adopt, an Option may be exercised by the delivery of the Exercise Notice to the Company (or designated broker, as agent for the Company). On the Exercise Date, the Participant shall deliver to the Company (or designated broker, as agent for the Company) consideration with a value equal to the total Option Price of the Shares to be purchased. The acceptable form(s) of consideration for the total Option Price shall be specified in the Award Agreement. Such consideration may include the following: (a) cash, check, bank draft, or money order payable to the order of the Company, (b) Shares owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, (c) by delivery (including by fax) to the Company (or designated broker, as agent for the Company) of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the Shares purchased upon exercise of the Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (d) a "cashless exercise" mechanism approved by the Committee, and/or (e) in any other form of valid consideration that is acceptable to the Company in its sole discretion.

(b) Upon payment of all amounts due from the Participant, the Company shall cause Shares then being purchased to be delivered as directed by the Participant (or the person exercising the Participant's Option in the event of his death) at its principal business office promptly after the Exercise Date; provided that if the Participant has exercised an ISO, the Company may, at its option, retain possession of the Shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1)of the Code. The obligation of the Company to deliver Shares shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Option or the Shares upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Option or the issuance or purchase of Shares thereunder, the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

(c) If the Participant fails to pay for any of the Shares specified in such notice or fails to accept delivery thereof, the Participant's right to purchase such Shares may be terminated by the Company.

9.3 *SARs.* Subject to the conditions of this Section and such administrative regulations as the Committee may, from time to time, adopt, a SAR may be exercised by the delivery of the Exercise Notice to the Company (or designated broker, as agent for the Company). On the Exercise Date, the Participant shall receive from the Company in exchange for cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per Share over the SAR Price per Share specified in such SAR, multiplied by the total number of Shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of Shares having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional Shares, or the Company may settle such obligation in part with Shares and in part with cash.

9.4 *Tax Withholding.* The Company or any Subsidiary (as applicable) is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes with respect to an Award, its exercise, the lapse of restrictions thereon, payment or transfer under an Award or under the Plan, and to take any other action necessary in the opinion of the Company to satisfy all obligations for the payment of the taxes. Such payments shall be required to be made prior to the delivery of any Shares. Such payment may be made in cash, by check, or through the delivery of Shares owned by the Participant (which may be effected by the actual delivery of Shares by the Participant or by the Company's withholding a number of Shares to be issued upon the exercise of a Share, if applicable), or any combination thereof.

ARTICLE 10
SPECIAL PROVISIONS APPLICABLE TO COVERED PARTICIPANTS

Awards subject to Performance Goals paid to Covered Participants under this Plan shall be governed by the conditions of this Article 10 in addition to the requirements of Article 6 above. Should conditions set forth under this Article 10 conflict with the requirements of Article 6, the conditions of this Article 10 shall prevail.

10.1 *Establishment of Performance Goals.* All Performance Goals, relating to Covered Participants for a relevant Performance Period shall be established by the Committee in writing prior to the beginning of the Performance Period, or by such other later date for the Performance Period as may be permitted under Section 162(m) of the Code. The Performance Goals may be identical for all Participants or, at the discretion of the Committee, may be different to reflect more appropriate measures of individual performance.

10.2 *Performance Goals.* The Committee shall establish the Performance Goals relating to Covered Participants for a Performance Period in writing. Performance Goals may include alternative and multiple Performance Goals and may be based on one or more business and/or financial criteria. In establishing the Performance Goals for the Performance Period, the Committee, in its discretion, may include one or any combination of the following criteria in either absolute or relative terms, for the Company or any Subsidiary, without excluding other criteria:

(a) Increased revenue;

(b) Net income measures (including, but not limited to, income after capital costs and income before or after taxes);

(c) Stock price measures (including, but not limited to, growth measures and total stockholder return);

(d) Market segment share;

(e) Earnings per Share (actual or targeted growth);

(f) Cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities);

(g) Return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity);

(h) Operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); and

(i) Expense measures (including, but not limited to, overhead cost and general and administrative expense).

10.3 *Compliance with Section 162(m).* The Performance Goals must be objective and must satisfy third party "objectivity" standards under Section 162(m) of the Code, and the regulations promulgated thereunder. In interpreting Plan provisions relating to Awards subject to Performance Goals paid to Covered Participants, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions.

10.4 *Adjustments.* The Committee is authorized to make adjustments in the method of calculating attainment of Performance Goals in recognition of: (i) extraordinary or non-recurring items, (ii) changes in tax laws, (iii) changes in generally accepted accounting principles, (iv) charges related to restructured or discontinued operations, (v) restatement of prior period financial results, and (vi) any other unusual, non-recurring gain or loss that is separately identified and quantified in the Company's financial statements. Notwithstanding the foregoing, the Committee may, at its sole discretion, reduce the performance results upon which Awards are based under the Plan, to offset any unintended result(s) arising from events not anticipated when the Performance Goals were established, or for any other purpose, provided that such adjustment is permitted by Section 162(m) of the Code.

10.5 *Discretionary Adjustments.* The Performance Goals shall not allow for any discretion by the Committee as to an increase in any Award, but discretion to lower an Award is permissible.

10.6 *Certification.* The Award and payment of any Award under this Plan to a Covered Participant with respect to a relevant Performance Period shall be contingent upon the attainment of the Performance Goals that are applicable to such Covered Participant. The Committee shall certify in writing prior to payment of any such Award that such applicable Performance Goals relating to the Award are satisfied. Approved minutes of the Committee may be used for this purpose.

10.7 *Other Considerations.* All Awards to Covered Participants under this Plan shall be further subject to such other conditions, restrictions and requirements as the Committee may determine to be necessary to carry out the purpose of this Article 10.

ARTICLE 11
AMENDMENT OR DISCONTINUANCE

Subject to the limitations set forth in this Article 11, the Committee may, at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan, in whole or in part; provided, however, that no amendment which requires stockholder approval under the rules of the national exchange on which Shares are listed (or in order for the Plan and Awards awarded under the Plan to comply with Section 422 or Section 162(m) of the Code, including any successors to such Sections), shall be effective unless such amendment shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon; and, provided further, that no amendment shall adversely affect any rights of Participants or obligations of the Company to Participants with respect to any Award theretofore granted under the Plan without the written consent of the affected Participant.

ARTICLE 12
EFFECTIVE DATE AND TERM

The Plan shall be effective as of January 1, 2007. Subject to earlier termination pursuant to Article 11, the Plan shall have a term of seven (7) years from its effective date and will terminate on December 31, 2013. After termination of the Plan, no future Awards may be made. However, any Awards granted before that date will continue to be effective in accordance with their terms and conditions.

ARTICLE 13
CAPITAL ADJUSTMENTS

13.1 *In General.* If at any time while the Plan is in effect, or Awards are outstanding, there shall be any increase or decrease in the number of issued and outstanding Shares resulting from (1) the declaration or payment of a stock dividend, (2) any recapitalization resulting in a stock split-up, combination, or exchange of Shares, or (3) other increase or decrease in such Shares effected without receipt of consideration by the Company, then:

(a) An appropriate adjustment shall be made in the maximum number of Shares then subject to being awarded under the Plan and in the maximum number of Shares that may be awarded to a Participant to the extent that the same proportion of the Company's issued and outstanding Shares shall continue to be subject to being so awarded.

(b) Appropriate adjustments shall be made in the number of Shares and the Option Price thereof then subject to purchase pursuant to each such Option previously granted and unexercised, to the extent that the same proportion of the Company's issued and outstanding Shares in each such instance shall remain subject to purchase at the same aggregate Option Price.

(c) Appropriate adjustments shall be made in the number of SARs and the SAR Price thereof then subject to exercise pursuant to each such SAR previously granted and unexercised, to the extent that the same proportion of the Company's issued and outstanding Shares in each instance shall remain subject to exercise at the same aggregate SAR Price.

(d) Appropriate adjustments shall be made in the number of outstanding Shares of Restricted Stock and the number of Restricted Stock Units with respect to which restrictions have not yet lapsed prior to any such change.

13.2 *Issuance of Shares or Other Convertible Securities.* Except as otherwise expressly provided herein, the issuance by the Company of Shares of any class, or securities convertible into Shares of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of Shares or obligations of the Company convertible into such Shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to (i) the number of or Option Price of Shares then subject to outstanding Options granted under the Plan, (ii) the number of or SAR Price or SARs then subject to outstanding SARs granted under the Plan, (iii) the number of outstanding Shares of Restricted Stock, or (iv) the number of outstanding Restricted Stock Units.

13.3 *Notification.* Upon the occurrence of each event requiring an adjustment with respect to any Award, the Company shall notify each affected Participant of its computation of such adjustment, which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 14
RECAPITALIZATION; CHANGE OF CONTROL

14.1 *Adjustments, Recapitalizations, Reorganizations, or Other Adjustments.* The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company's capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Shares or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

14.2 *Acquiring Entity.* Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or Share exchange, any Award granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a Participant would have been entitled.

14.3 *Acquired Entity.* In the event of any merger, consolidation or Share exchange pursuant to which the Company is not the surviving or resulting corporation, there shall be substituted for each Share subject to the unexercised portions of such outstanding Award, that number of Shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of the Company in respect to each Share held by them, such outstanding Awards to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. Notwithstanding the foregoing, however, all Awards may be canceled by the Company immediately prior to the effective date of any such reorganization, merger, consolidation, Share exchange or any dissolution or liquidation of the Company by giving notice to each holder thereof or his or her personal representative of its intention to do so and by permitting the purchase during the 30 day period next preceding such effective date of all or any portion of all of the Shares subject to such outstanding Awards whether or not such Awards are then vested or exercisable.

14.4 *Change of Control.* In the event of a Change of Control, notwithstanding any other provision in this Plan to the contrary, all Awards outstanding and not otherwise canceled in accordance with Section 14.3 above, shall thereupon automatically be accelerated and exercisable in full and all Restriction Periods applicable to Awards of Restricted Stock and/or Restricted Stock Units shall automatically expire. The determination of the Committee that any of the foregoing conditions has been met shall be binding and conclusive on all parties.

ARTICLE 15
LIQUIDATION OR DISSOLUTION

In case the Company sells all or substantially all of its property, or dissolves, liquidates, or winds up its affairs (each, a "Dissolution Event"), the Participant shall receive, to the extent the participant is vested in an Award, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each Share of the Company.

ARTICLE 16
ADDITIONAL AUTHORITY OF COMMITTEE

In addition to the Committee's authority set forth elsewhere, in order to maintain a Participant's rights in the event of any Change of Control or Dissolution Event described under Articles 14 and 15, the Committee, as constituted before the Change of Control or Dissolution Event, is hereby authorized, and has sole discretion, as to any Award, either at the time the Award is made hereunder or any time thereafter, to take any one or more of the following actions:

(a) provide for the acceleration of any time periods relating to the vesting, exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date fixed by the Committee;

(b) provide for the purchase of any Award, upon the Participant's request, for an amount of cash equal to the amount that could have been attained upon the exercise of the Award or realization of the Participant's rights in the Award had the Award been currently exercisable or payable;

(c) adjust any outstanding Award as the Committee deems appropriate to reflect the Change of Control or Dissolution Event;

(d) cause any outstanding Award to be assumed, or new rights substituted therefor, by the acquiring or surviving corporation after a Change of Control or successor following a Dissolution Event; or

(e) the Committee may, in its discretion, include other provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

ARTICLE 17
MISCELLANEOUS PROVISIONS

17.1 *Code Section 409A.* Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Code Section 409A and related regulations and U.S. Treasury pronouncements (Section 409A), that Plan provision or Award may be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant's rights to an Award.

17.2 *Investment Intent.* The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Awards granted or the Shares to be purchased or transferred are being acquired for investment and not with a view to their distribution.

17.3 *No Right to Continued Employment.* Neither the Plan nor any Award granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

17.4 *Delegation.* Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any affiliate, or to a committee of such officers or managers, the authority, subject to the terms and limitations the Committee shall determine, to grant Awards or to cancel, modify or waive rights with respect to, or to amend, suspend, or terminate Awards.

17.5 *Indemnification of Board and Committee.* No member of the Board of Directors of the Company or the Committee, nor any officer or employee of the Company acting on behalf of the Board of Directors of the Company or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board of Directors of the Company or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the fullest extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

17.6 *Effect of the Plan.* Neither the adoption of this Plan nor any action of the Board of Directors of the Company or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

17.7 *Compliance with Laws and Regulations.* Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue Shares under any Award if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which Shares are quoted or traded (including, without limitation, Sections 162(m) and 422 of the Code), and, as a condition of any sale or issuance of Shares under an Award, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares, shall be subject to all applicable laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

17.8 *Severability.* If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

17.9 *Assignability.* Awards may not be transferred or assigned other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant's legally authorized representative, and each Award Agreement in respect of an Award shall so provide. Notwithstanding the previous sentence, the Committee, in its sole discretion, may allow for the transfer or assignment of a Participant's Award pursuant to a divorce decree or a domestic relations order, but only if such Participant is a U.S. resident.

17.10 *No Trust or Fund Created.* Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or any fiduciary relationship between the Company or any affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any affiliate.

17.11 *Use of Proceeds.* Proceeds from the sale of Shares pursuant to Awards granted under this Plan shall constitute general funds of the Company.

17.12 *Governing Law.* The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be determined in accordance with the laws of Delaware without giving effect to its choice of law provisions.

17.13 *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

17.14 *Headings.* Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. The headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

17.15 *Construction.* Use of the term "including" in this Plan shall be construed to mean "including, but not limited to."

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APPENDIX B

XILINX, INC.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
(Effective as of May 3, 2006)

This charter governs the operations of the Xilinx, Inc. (the "Company") Audit Committee of the Board of Directors (the "Committee"). The Committee will review and reassess the adequacy of the charter at least annually and obtain the approval of the charter by the Board of Directors (the "Board").

1. Purpose. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls and the audit process. Consistent with this function, the Audit Committee provides an open avenue of communication among the independent auditors, financial and senior management, the internal audit department and the Board. The Committee sets the overall corporate tone for quality financial reporting. The primary responsibility for the Company's financial reporting lies with senior management. In carrying out its responsibilities, the Audit Committee is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company and has the power to retain outside counsel or other experts for this purpose.

2. Composition. The members of the Audit Committee shall be appointed by the Board. The Chairman of the Committee shall be designated by the Board. The Committee shall have at least three (3) members, and shall be comprised solely of independent directors, each of whom is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. In addition, at least one member of the Committee shall qualify as an "Audit Committee Financial Expert." For purposes of this charter, an "Audit Committee Financial Expert" or an "independent director" is a director who meets the financial expert or independence and experience requirements of the NASDAQ Stock Market, Inc. (NASDAQ) rules.

3. Meetings. The Committee shall meet as often as it is necessary to perform its duties, and is scheduled to meet six (6) times a year. The Committee shall report to the Board on a regular basis on the major events covered by the Committee and shall make such recommendations to the Board as it deems appropriate.

4. Duties and Responsibilities. The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee or the Board may amend them as appropriate.

a. The Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the Company's stockholders. The Audit Committee and the Board shall be directly responsible for the appointment, compensation, and oversight of the work of the independent auditors. The Committee shall review with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. The Committee shall discuss with the independent auditors relationships and services that in the view of the Committee may affect auditor objectivity or independence and shall take, or recommend that the full Board take, appropriate action to oversee the independence of the outside auditors. All audit and permissible non-audit services provided by the independent auditors will require the pre-approval of the Committee.

b. The Committee shall review with internal auditors and independent auditors the overall scope and plans for their respective audits. The Committee will discuss with management, the internal auditors and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk. The Committee will meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their audits.

c. The Committee shall review the Company's interim financial statements with the independent auditors prior to the Company filing its Form 10-Q. The Committee shall review with management and the independent auditors the audited financial statements to be included in the Company's Form 10-K, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Committee will review with the independent auditors, on completion of the annual audit, their experience, any restrictions on their work, cooperation received, their findings and their recommendations, and any other matters required to be discussed with the independent auditors by SAS 61, as may be amended or supplemented. Based on such review and discussions, the Committee will consider whether it will recommend to the Board that the financial statements be included in the Annual Report on Form 10-K.

d. The Committee shall review and approve, if appropriate, material changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors, management, or the internal audit department.

e. The Committee shall establish procedures for the receipt, retention and treatment of all complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

f. The Committee shall establish procedures for the receipt, retention and treatment of all confidential, anonymous submissions by employees of the Company relating to concerns regarding questionable accounting or auditing matters.

g. The Committee shall review and approve all related party transactions, as defined by applicable NASDAQ rules, to which the Company is a party.

h. The Committee shall prepare the Committee report required by the rules of the SEC to be included in the Company's annual proxy statement.

i. The Committee shall review and approve/disapprove Treasury investment policies on an annual basis and any Company-initiated significant deviations from such policies.

j. The Committee shall perform such other functions as delegated to it by the Board from time to time.

BOARD OF DIRECTORS

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board of Directors,
Xilinx, Inc.

John L. Doyle
Consultant and
Chair of the Audit Committee
of the Board of Directors, Xilinx, Inc.

Jerald G. Fishman
President and Chief Executive Officer,
Analog Devices, Inc.

Philip T. Gianos
General Partner, InterWest Partners and
Chair of the Compensation Committee
of the Board of Directors, Xilinx, Inc.

William G. Howard, Jr.
Consultant

Harold E. Hughes, Jr.
President and Chief Executive Officer,
Rambus, Inc.

J. Michael Patterson
Consultant

Elizabeth W. Vanderslice
Chair of the Nominating and Governance Committee
of the Board of Directors, Xilinx, Inc.

ELECTED CORPORATE OFFICERS

Willem P. Roelandts
President, Chief Executive Officer and
Chairman of the Board of Directors

Shelly Begun
Vice President,
Worldwide Human Resources

Ivo Bolsens
Vice President and
Chief Technology Officer

Kris Chellam
Senior Vice President,
Corporate and Enterprise Services

Erich Goetting
Vice President and General Manager

Thomas R. Lavelle
Vice President,
General Counsel and Secretary

Patrick W. Little
Vice President,
Worldwide Sales and Services

Paul McCambridge
Vice President and Managing Director
Xilinx, Ireland

Jon A. Olson
Vice President, Finance and
Chief Financial Officer

Boon C. Ooi
Vice President, Worldwide Operations

Sandeep S. Vij
Vice President, Worldwide Marketing

CORPORATE INFORMATION

Independent Auditors
Ernst & Young LLP
San Jose, CA

Common Stock
Xilinx's Common Stock trades on the NASDAQ National Market under the symbol XLNX. As of May 1, 2006, there were approximately 1,168 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by the Company to be over 150,000.

Inquiries Concerning the Company
If you have questions regarding Xilinx's operations, recent results or historical performance, or if you wish to receive an investor package, please contact:

Xilinx, Inc.
Investor Relations
2100 Logic Drive
San Jose, CA 95124
www.investor.xilinx.com
Email: ir@xilinx.com
Tel: (800) 836-4002

The toll-free stockholder service number listed above allows stockholders to obtain quarterly and annual financial reports in addition to the Company's latest news releases by voice recording, fax or mail. Copies of the Xilinx Annual Report including the Report on Form 10-K are available to all stockholders without charge.

Transfer Agent and Registrar
Please send change of address and other correspondence to:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
Tel: (781) 575-2879

Annual Meeting
The Xilinx annual meeting of stockholders will be held at 11:00 a.m. on July 26, 2006 at Xilinx, Inc., 2050 Logic Drive, San Jose, CA 95124.

Dividend Information
Xilinx currently pays a quarterly common stock divided. Please refer to the Dividend FAQ page on www.investor.xilinx.com for more information regarding our stock dividend program. Xilinx does not currently offer a Dividend Reinvestment or Direct Purchase Program.

Twelve Month Closing Stock Price Range:
April 2005 to March 2006: $21.94 - $29.96

Shares Outstanding at Fiscal Year End:
343M shares

Average Daily Trading Volume Fiscal 2006:
5.9M shares

Corporate Headquarters
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
United States of America
Tel: (408) 559-7778

European Headquarters
Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: (353) 1-464-0311

Asia Pacific Headquarters
Xilinx Asia Pacific Pte. Ltd.
3 Changi Business Park Vista
#04-01 Singapore 486051
Tel: (65) 6544-8999


XILINX®


XILINX®

Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
408-559-7778